As confidentially submitted to the United States Securities and Exchange Commission on December 1, 2025.

This draft registration statement has not been publicly filed with the United States Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PS International Group Ltd.

(Exact name of Registrant as specified in its charter)

Cayman Islands	4731	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Units 1002, 10/F

Join-in Hang Sing Centre

No.2-16 Kwai Fung Crescent, Kwai Chung
New Territories, Hong Kong

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Henry Yin, Esq. Benjamin Yao, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place Central, Hong Kong SAR (852) 3923-1111	Joan S. Guilfoyle, Esq. Loeb & Loeb LLP 901 New York Avenue, NW Suite 300 West Washington, DC 20001 (202) 618-5000

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION	PRELIMINARY PROSPECTUS DATE DECEMBER 1, 2025

Up to 15,996,648 Ordinary Shares

PS International Group Ltd.

This prospectus relates to the resale by the selling shareholders identified in this prospectus (“Selling Shareholders”) of up to 15,996,648 ordinary shares (the “Ordinary Shares”), par value $0.0008 per share, of PS International Group Ltd. (the “Company,” “we” or “us”), consisting of (i) 5,332,216 Ordinary Shares and (ii) 10,664,432 Ordinary Shares issuable upon exercise of warrants (each, a “Warrant”) with each Warrant to purchase two Ordinary Shares (collectively, the “PIPE Shares”), that were issued to the Selling Shareholders pursuant to securities purchase agreements (the “Securities Purchase Agreements”) entered into on November 7, 2025 by and between the Company and each Selling Shareholder.

We are registering the offer and sale of the PIPE Shares to satisfy certain registration rights we have granted. The Selling Shareholders may offer all or part of the PIPE Shares for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices. The PIPE Shares are being registered to permit the Selling Shareholders to sell such shares from time to time, in amounts, at prices and on terms determined at the time of offering. The Selling Shareholders may sell the PIPE Shares through ordinary brokerage transactions, in underwritten offerings, directly to market makers of our shares or through any other means described in the section entitled “Plan of Distribution” herein. In connection with any sales of the PIPE Shares offered hereunder, the Selling Shareholders, any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). We are registering the PIPE Shares for resale by the Selling Shareholders, or their donees, pledgees, transferees, distributees or other successors-in-interest selling the PIPE Shares or interests in the PIPE Shares received after the date of this prospectus from the Selling Shareholders as a gift, pledge, partnership distribution or other transfer.

We will pay certain expenses associated with the registration of the PIPE Shares covered by this prospectus, as described in the section entitled “Plan of Distribution.”

We will not receive any proceeds from the sale of Ordinary Shares by the Selling Shareholders pursuant to this prospectus. We will, however, receive the proceeds from the exercise of Warrants to the extent such Warrants are exercised for cash. Each Warrant entitles the holder thereof to purchase Ordinary Shares at an initial exercise price of $2.16 per Ordinary Share. We believe that the likelihood that a Selling Shareholder will determine to exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Ordinary Shares. If the market price for our Ordinary Shares is less than $2.16 per share, we believe that the Selling Shareholders will be unlikely to exercise any of their Warrants, and accordingly, we will not receive any such proceeds. Conversely, we believe the Selling Shareholders are more likely to exercise their Warrants the higher the price of our Ordinary Shares is above $2.16 per share. There is no assurance that the Warrants will be “in the money” prior to their expiration or that the Selling Shareholders will exercise their Warrants. To the extent that any Warrants are exercised on a cashless basis, the amount of cash we would receive from the exercise of the Warrants will decrease.

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “PSIG.” The last reported sale price of our Ordinary Shares on the Nasdaq Capital Market on November 28, 2025 was $4.07 per Ordinary Share.

Unless otherwise stated, as used in this prospectus, the terms “we,” “us,” “our,” “PS International,” “our Company,” and the “Company” refer to PS International Group Ltd., a Cayman Islands exempted company, and when describing PS International’s consolidated financial information for the fiscal years ended December 31, 2023 and 2024 and unaudited consolidated financial information for the six months ended June 30, 2024 and 2025, also includes PS International’s subsidiaries; and “the Group” or “our Group” refers to PS International Cayman and its Hong Kong subsidiaries, collectively.

PS International is a holding company incorporated in the Cayman Islands with no operations of its own. PS International conducts its operations through its operating subsidiaries in Hong Kong. The Ordinary Shares offered in this prospectus are shares of the Cayman Islands holding company instead of shares of the operating subsidiaries in Hong Kong. Holders of our Ordinary Shares do not directly own any equity interests in our subsidiaries, including the equity interests in our operating subsidiaries based in Hong Kong, but instead own shares of a Cayman Islands holding company. For a description of our corporate structure, see “Prospectus Summary—Our Corporate Structure” and “Corporate History and Structure.”

We are subject to certain legal and operational risks associated with having the majority of our operations in Hong Kong. Hong Kong was established as a special administrative region of the PRC in accordance with Article 31 of the Constitution of the PRC. The Basic Law of the Hong Kong Special Administrative Region of the PRC (the “Basic Law”) was adopted and promulgated on April 4, 1990 and became effective on July 1, 1997, when the PRC resumed the exercise of sovereignty over Hong Kong. Pursuant to the Basic Law, Hong Kong is authorized by the National People’s Congress of the PRC to exercise a high degree of autonomy and enjoy executive, legislative, and independent judicial power, under the principle of “one country, two systems,” and the PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs, and other matters that are not within the scope of autonomy). However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Due to the uncertainty of the PRC legal system and changes in laws, regulations, or policies, the Basic Law may be revised in the future, and thus, we may face the same legal and operational risks associated with operating in the PRC. If there is a significant change to current political arrangements between mainland China and Hong Kong, or if the applicable laws, regulations, or interpretations change, the Hong Kong subsidiaries may become subject to PRC laws or authorities. As a result, the Hong Kong subsidiaries could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, and no longer be permitted to continue their current business operations. See “Risk Factors — Risks Related to Doing Business in the Jurisdictions in which Our Operating Subsidiaries Operate — Our subsidiaries’ business, our financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to our subsidiaries.” on page 14.

Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in the Hong Kong subsidiaries’ operations and/or the value of the securities we are registering for sale.” The main legislation in Hong Kong concerning data security is the Personal Data (Privacy) Ordinance (Cap. 486 of the Laws of Hong Kong) (the “PDPO”), which regulates the collection, usage, storage, and transfer of personal data and imposes a statutory duty on data users to comply with the six data protection principles contained therein. As of the date of this prospectus, we and each of the Hong Kong subsidiaries have complied with the laws and requirements in respect of data security in Hong Kong. However, the laws on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject us or the Hong Kong subsidiaries to consequences, including government enforcement actions and investigations, fines, penalties, and suspension or disruption of the Hong Kong subsidiaries’ operations. In addition, the Competition Ordinance (Cap. 619 of the Laws of Hong Kong) prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting, or distorting competition in Hong Kong. It provides for general prohibitions in three major areas of anti-competitive conduct described as the first conduct rule, the second conduct rule, and the merger rule. As of the date of this prospectus, we and the Hong Kong subsidiaries have complied with all three areas of anti-competition laws and requirements in Hong Kong. Neither the data security nor antimonopoly laws and regulations in Hong Kong restrict our ability to accept foreign investment or impose limitations on our ability to list on any U.S. stock exchange. See “Risk Factors — Risks Related to Doing Business in the Jurisdictions in which Our Operating Subsidiaries Operate  — If we and/or our subsidiaries were to be required to comply with cybersecurity, data privacy, data protection, or any other PRC laws and regulations related to data and we and/or our subsidiaries cannot comply with such PRC laws and regulations, our subsidiaries’ business, financial condition, and results of operations may be materially and adversely affected.” on page 14.

In addition, our Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. Our auditor WWC, P.C. (“WWC”), as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. WWC is headquartered in California, and is inspected by the PCAOB on a regular basis. WWC is subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares and trading in our Ordinary Shares could be prohibited. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. See “Risk Factors—Risks Related to our Ordinary Shares— Our securities may be prohibited from being traded in the United States under the Holding Foreign Companies Accountable Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreased the number of “non-inspection years” from three years to two years, and thus, reduced the time before our securities may be prohibited from trading or delisted. The delisting of our securities, or the threat of them being delisted, may materially and adversely affect the value of your investment.” on page 37.

As of the date of this prospectus, no cash transfer or transfer of other assets has occurred among the Company and any of its subsidiaries. As of the date of this prospectus, none of subsidiaries has made any dividends or distributions to the Company and the Company has not made any dividends or distributions to its shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

As a holding company, we are dependent on receipt of funds from our operating subsidiaries in Hong Kong. There are currently no restrictions on foreign exchange and our ability to transfer cash among our Cayman Islands holding company and our operating subsidiaries in Hong Kong. As a Cayman Islands holding company, the Company will be able to pay dividends and make other distributions to its shareholders, including investors of the Ordinary Shares, provided that it (i) has either sufficient profits or retained profits, when the dividend is to be declared and paid from profits, or sufficient share premium, and satisfies the solvency test under the Companies Act (Revised) of the Cayman Islands, or the Cayman Companies Act, when the dividend is to be paid from share premium, and (ii) complies with the Cayman Companies Act and the provisions in our memorandum and articles of association then in effect. However, there is a possibility that certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiaries in the future and the PRC government may prevent our cash maintained in Hong Kong from leaving or restrict the deployment of the cash into our business or for the payment of dividends in the future. Any such controls or restrictions, if imposed in the future and to the extent cash is generated in our Hong Kong subsidiaries and to the extent assets (other than cash) in our business are located in Hong Kong or held by a Hong Kong entity and may need to be used to fund operations outside of Hong Kong, may adversely affect our ability to finance our cash requirements, service debt or make dividend or other distributions to our shareholders. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of Hong Kong and adversely affect our business.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. Please read the disclosures “Implications of Our Being an ‘Emerging Growth Company’” beginning on page 6 of this prospectus for more information.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” starting on page 12 to read about the factors you should consider before buying the Ordinary Shares.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated _____________, 2025

i

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment. Neither we, nor the placement agent, have authorized any other person to provide you with information that is different from, or adds to, that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the placement agent take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should assume that the information contained in this prospectus or any free writing prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making an offer of any securities in any jurisdiction in which such offer is unlawful.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this public offering and the distribution of this prospectus applicable to that jurisdiction.

For investors outside of the United States: Neither we nor any of the Selling Shareholders have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

In this prospectus, “we,” “us,” “our” and the “Company” refer to PS International Group Ltd.

Our reporting currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this prospectus to “dollars” or “$” are to U.S. dollars.

This prospectus includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

The number of Ordinary Shares currently issued and outstanding was 8,623,102 as of November 28, 2025.

About this Prospectus

This prospectus describes the general manner in which the Selling Shareholders identified in this prospectus may offer from time to time up to 15,996,648 Ordinary Shares, consisting of (i) 5,332,216 Ordinary Shares and (ii) up to 10,664,432 Ordinary Shares issuable upon exercise of warrants (each, a “Warrant”) with each Warrant to purchase two Ordinary Shares. If necessary, the specific manner in which the Ordinary Shares may be offered and sold will be described in a supplement to this prospectus, which supplement may also add, update or change any of the information contained in this prospectus. To the extent there is a conflict between the information contained in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date-for example, any prospectus supplement-the statement in the document having the later date modifies or supersedes the earlier statement.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context requires otherwise, in this prospectus:

“AIB” refers to AIB Acquisition Corporation, a Cayman Islands exempted company.

“2024 Annual Report” refers to the Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 30, 2025.

“memorandum and articles of association” refers to the second amended and restated memorandum of association and the articles of association of PS International Group Ltd., adopted June 17, 2025, as amended or restated, from time to time;

“BGG” refers to Business Great Global Supply Chain Limited, a Hong Kong company that is an operating subsidiary of the Company;

“BGG (BVI)” refers to BGG (BVI) Ltd., an indirectly wholly owned subsidiary incorporated in British Virgin Islands;

“Business Combination” means the mergers and transactions under the Business Combination Agreement, pursuant to which PSI and AIB became the wholly-owned subsidiaries of the Company;

“Business Combination Agreement” means that certain business combination agreement, among PSI, AIB, the Company, Sponsor, PSI Merger Sub I and PSI Merger Sub II, dated December 27, 2023 (as the same may be amended, restated or supplemented).

“China” or the “PRC” refer to the People’s Republic of China, including Hong Kong and Macau;

“HK$” or “HKD” refers to the legal currency of Hong Kong;

“Hong Kong” refers to Hong Kong Special Administrative Region of the People’s Republic of China;

“Mainland China” refers to the mainland of the People’s Republic of China; excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

“operating subsidiaries” or “Operating Subsidiaries” refers to PSIHK and BGG, the subsidiaries of the Company, unless otherwise specified;

“Ordinary Shares” or “ordinary shares” refers to the Company’s ordinary shares, par value US$0.0008 per share;

“PIPE Shares” refers to the Ordinary Shares issued to the Selling Shareholders pursuant to the Securities Purchase Agreement, consisting of (i) 5,332,216 Ordinary Shares and (ii) 10,664,432 Ordinary Shares issuable upon exercise of Warrants with each Warrant to purchase two Ordinary Shares;

“PSI” refers to PSI Group Holdings Ltd, a Cayman Islands exempted company that is the intermediate holding company of PSI (BVI), BGG (BVI), and the operating subsidiaries, directly wholly-owned by PS International Group Ltd.;

“PSI (BVI)” refers to PSI (BVI) Ltd., a wholly owned subsidiaries incorporated in British Virgin Islands;

“PSIHK” refers to Profit Sail Int’l Express (H.K.) Limited, a Hong Kong company that is an operating subsidiary of the Company;

“SEC” refers to the United States Securities and Exchange Commission;

“Securities Purchase Agreement” refers to the securities purchase agreement entered into by and between the Company and each Selling Shareholder dated November 7, 2025;

“Selling Shareholders” refers to the selling shareholders identified in the table commencing on page 98 in this offering.

“US$,” “U.S. dollars” or “$” refers to the legal currency of the United States;

“U.S. GAAP” refers to generally accepted accounting principles in the United States;

“Warrants” refers to the warrants issued and delivered to the Selling Shareholders pursuant to the Securities Purchase Agreement with one warrant to purchase two Ordinary Shares; and

“We,” “us,” “our,” “the Company,” “our company,” “PS International” or “PS Group” refers to PS International Group Ltd., the holding company that is incorporated under the laws of Cayman Islands, and its subsidiaries and consolidated affiliated entities.

The Company’s reporting currency of our consolidated financial statements is US$ or U.S. dollars or $. The functional currency of the Company’s operating subsidiaries is HK$ or HKD. In this prospectus, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on exchange rates of HKD to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

TRADEMARKS

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks, and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our securities. Before you decide to invest in our securities, you should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and related notes appearing at the end of this prospectus.

Our Corporate Structure

We are a holding company incorporated in the Cayman Islands and not an operating company. As of the date of this prospectus, as a holding company with no material operations of our own, we conduct our business through our operating subsidiaries in Hong Kong, namely Profit Sail Int’l Express (H.K.) Limited and Business Great Global Supply Chain Limited.

The following is a list of our subsidiaries as of the date of this prospectus.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
AIB Acquisition Corporation	Cayman Islands
PSI Group Holdings Ltd	Cayman Islands
PSI (BVI) Ltd	British Virgin Islands
BGG (BVI) Ltd	British Virgin Islands
PSIG Investment Limited	British Virgin Islands
Profit Sail Int’l Express (H.K.) Limited	Hong Kong
Business Great Global Supply Chain Limited	Hong Kong

The following diagram illustrates our corporate structure as of the date of this prospectus:

PS International Group Ltd. (Cayman)
100%
PSI Group Holdings Limited (Cayman)
100%
PSI (BVI) Ltd (BVI)
100%
BGG (BVI) Ltd (BVI)
100%
PSIG Investment Ltd (BVI)
99.2%
Profit Sail Int'l Express (H.K.) Limited (HK)
100%
Business Great Global Supply Chain Limited (HK)

Risks Associated with being based in Hong Kong

We are subject to certain legal and operational risks associated with having the majority of our operations in Hong Kong. Hong Kong was established as a special administrative region of the PRC in accordance with Article 31 of the Constitution of the PRC. The Basic Law of the Hong Kong Special Administrative Region of the PRC (the “Basic Law”) was adopted and promulgated on April 4, 1990 and became effective on July 1, 1997, when the PRC resumed the exercise of sovereignty over Hong Kong. Pursuant to the Basic Law, Hong Kong is authorized by the National People’s Congress of the PRC to exercise a high degree of autonomy and enjoy executive, legislative, and independent judicial power, under the principle of “one country, two systems,” and the PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs, and other matters that are not within the scope of autonomy). However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Due to the uncertainty of the PRC legal system and changes in laws, regulations, or policies, the Basic Law may be revised in the future, and thus, we may face the same legal and operational risks associated with operating in the PRC. If there is a significant change to current political arrangements between mainland China and Hong Kong, or if the applicable laws, regulations, or interpretations change, the Hong Kong subsidiaries may become subject to PRC laws or authorities. As a result, the Hong Kong subsidiaries could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, and no longer be permitted to continue their current business operations. See “Risk Factors — Risks Related to Doing Business in the Jurisdictions in which Our Operating Subsidiaries Operate — Our subsidiaries’ business, our financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to our subsidiaries.” on page 14.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which took effect on March 31, 2023. The Trial Measures requires companies in mainland China that seek to offer and list securities overseas, both directly and indirectly, to fulfill the filing procedures with the CSRC. According to the Trial Measures, the determination of the “indirect overseas offering and listing by companies in mainland China” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: (i) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by companies in mainland China; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. On the same day, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (i) on or prior to the effective date of the Trial Measures, companies in mainland China that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges shall complete the filing before the completion of their overseas offering and listing; and (ii) companies in mainland China which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges and are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or stock exchange, but have not completed the indirect overseas listing, shall complete the overseas offering and listing before September 30,2023, and failure to complete the overseas listing within such six-month period will subject such companies to the filing requirements with the CSRC. Based on the assessment conducted by the management, we are not subject to the Trial Measures, because we are incorporated in the Cayman Islands and our subsidiaries are incorporated in Hong Kong, the British Virgin Islands and other regions outside of mainland China and operate in Hong Kong without any subsidiary, and we do not have any business operations or maintain any office or personnel in mainland China. However, as the Trial Measures and the supporting guidelines are newly published, there exists uncertainty with respect to the implementation and interpretation of the principle of “substance over form”. As of the date of this prospectus, there was no material change to these regulations and policies since the Business Combination. If our future securities offerings, and our listing on Nasdaq were later deemed as “indirect overseas offering and listing by companies in mainland China” under the Trial Measures, we may need to complete the filing procedures for our Business Combination and future secondary offerings, and listing. If we are subject to the filing requirements, we cannot assure you that we will be able to complete such filings in a timely manner or even at all. See “Risk Factors— Risks Related to Doing Business in the Jurisdictions in which Our Operating Subsidiaries Operate  — If we and/or our subsidiaries were to be required to obtain any permission or approval from or complete any filing procedure with the China Securities Regulatory Commission (the “CSRC”), the CAC, or other PRC governmental authorities in connection with the Business Combination or future offerings under PRC laws, we and/or our subsidiaries may be fined or subject to other sanctions, and our subsidiaries’ business and our reputation, financial condition, and results of operations may be materially and adversely affected.” on page 16.

On July 7, 2022, the Cyberspace Administration of China (the “CAC”) issued the Measures for Security Assessment of Outbound Data Transfer, or the CAC Measures, which took effect on September 1, 2022. According to the CAC Measures, in addition to the self-risk assessment requirement for provision of any data outside mainland China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by an operator of critical information infrastructure or a data processor which has processed more than one million users’ personal data; (iii) outbound transfer of personal information by a data processor which has made outbound transfers of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively since January 1 of the previous year; (iv) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC. As of the date of this prospectus, we and our subsidiaries have not collected, stored, or managed any personal information in mainland China. Therefore, we believe that the CAC Measures is not applicable to us. However, given the recency of the issuance of the above PRC laws and regulations related to cybersecurity and data privacy, we and our subsidiaries still face uncertainties regarding the interpretation and implementation of these laws and regulations and we could not rule out the possibility that any PRC governmental authorities may subject us and/or our subsidiaries to such laws and regulations in the future. If they are deemed to be applicable to us and/or our subsidiaries, we cannot assure you that we and our subsidiaries will be compliant with such new regulations in all respects, and we and/or our subsidiaries may be ordered to rectify and terminate any actions that are deemed illegal by the PRC governmental authorities and become subject to fines and other government sanctions, which may materially and adversely affect our subsidiaries’ business and our financial condition and results of operations. See “Risk Factors— Risks Related to Doing Business in the Jurisdictions in which Our Operating Subsidiaries Operate  — If we and/or our subsidiaries were to be required to comply with cybersecurity, data privacy, data protection, or any other PRC laws and regulations related to data and we and/or our subsidiaries cannot comply with such PRC laws and regulations, our subsidiaries’ business, financial condition, and results of operations may be materially and adversely affected.” on page 14.

Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in the Hong Kong subsidiaries’ operations and/or the value of the securities we are registering for sale.” The main legislation in Hong Kong concerning data security is the Personal Data (Privacy) Ordinance (Cap. 486 of the Laws of Hong Kong) (the “PDPO”), which regulates the collection, usage, storage, and transfer of personal data and imposes a statutory duty on data users to comply with the six data protection principles contained therein. As of the date of this prospectus, we and each of the Hong Kong subsidiaries have complied with the laws and requirements in respect of data security in Hong Kong. However, the laws on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, may subject us or the Hong Kong subsidiaries to consequences, including government enforcement actions and investigations, fines, penalties, and suspension or disruption of the Hong Kong subsidiaries’ operations. In addition, the Competition Ordinance (Cap. 619 of the Laws of Hong Kong) prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting, or distorting competition in Hong Kong. It provides for general prohibitions in three major areas of anti-competitive conduct described as the first conduct rule, the second conduct rule, and the merger rule. As of the date of this prospectus, we and the Hong Kong subsidiaries have complied with all three areas of anti-competition laws and requirements in Hong Kong. Neither the data security nor antimonopoly laws and regulations in Hong Kong restrict our ability to accept foreign investment or impose limitations on our ability to list on any U.S. stock exchange. See “Risk Factors — Risks Related to Doing Business in the Jurisdictions in which Our Operating Subsidiaries Operate  — If we and/or our subsidiaries were to be required to comply with cybersecurity, data privacy, data protection, or any other PRC laws and regulations related to data and we and/or our subsidiaries cannot comply with such PRC laws and regulations, our subsidiaries’ business, financial condition, and results of operations may be materially and adversely affected.” on page 14.

In addition, our Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. Our auditor WWC, P.C. (“WWC”), , as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. WWC is headquartered in California, and is inspected by the PCAOB on a regular basis. WWC is subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Ordinary Shares and trading in our Ordinary Shares could be prohibited. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. See “Risk Factors—Risks Related to our Ordinary Shares— Our securities may be prohibited from being traded in the United States under the Holding Foreign Companies Accountable Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreased the number of “non-inspection years” from three years to two years, and thus, reduced the time before our securities may be prohibited from trading or delisted. The delisting of our securities, or the threat of them being delisted, may materially and adversely affect the value of your investment.” on page 37.

Business Overview

We are a renowned air freight and end-to-end supply chain solution providers in Hong Kong, with a focus on providing cross border logistics services. Based in Hong Kong, a prominent logistics hub in Asia, we benefit from geographical advantages in providing integrated solutions that combine ocean, air, and overland logistics. This well-connected transportation network significantly enhances our operational efficiency and cost-effectiveness.

We are positioning ourselves as a global e-Commerce logistic service specialist, delivering solutions that are not only cost-effective but also sufficiently fast to compete with local alternatives. Our ability to accommodate adaptive service models is crucial for serving cross-border merchants, brands and e-Commerce platforms. This flexibility and adaptability are underpinned by our expertise in traditional services, which include air freight forwarding and ocean freight forwarding.

Through our operating subsidiaries, we employ an asset-light, structurally flexible, and scalable business model. Rather than owning or operating aircraft or vessels, we collaborate with carriers that specialize in asset-intensive transportation to handle freight shipment on our behalf. This arrangement allows us to customize our services to meet specific customer demands by selecting from various transportation methods and providers. Additionally, our asset-light business model minimizes our capital expenditure requirements, enabling us to scale our business to the market situation rapidly. We work closely with a robust network of well-established agents to manage both incoming and outgoing traffic for all other nations. These representatives are handpicked to maintain a uniformly high standard of service for our clients.

Our primary revenue streams come from premia charged above carrier fees for transporting customer shipments, as well as fees for customs brokerage and other value-added services. With our long-term, established relationships with our upstream suppliers, mainly airline carriers and shipping liners, we are able to secure cargo space at relatively lower prices compared to market guideline prices. Our existing customers are primarily peer freight forwarders and other logistics service providers, as well as some direct customers that book consignment shipping directly with us. Given the large volume of cargo we handle daily and our operational expertise in consolidating fragmented consignments, our unit rates per kilogram or per container charged to our customers can be lower compared to those seeking direct arrangements with carriers or other forwarders. With our expertise in providing these services and our knowledge of the global transportation network, we are well-positioned to help our customers improve transportation and cost efficiency.

Our operating subsidiaries source cargo space through various agreements, including direct booking, block space arrangements, and flight charters. Direct bookings involve purchase of cargo space without fixed-term agreements, while block space arrangements and aircraft charter arrangements ensure a reliable supply of cargo space to meet customer needs. In the years ended December 31, 2023 and 2024 and for the six months ended June 2024 and 2025, our operating subsidiaries provided services to various customers, including freight forwarders and direct customers who are not freight forwarders but purchase cargo space directly from us. We have the ability to secure cargo space from suppliers for a wide range of destinations, serving over 90 routes around the globe.

During the same periods, we recorded revenue of approximately US$140.0 million and US$87.2 million for the years ended December 31, 2023 and 2024 and US$39.3 million and US$23.1 million for the six months ended June 30, 2024 and 2025, respectively. Revenue from air freight forwarding services accounted for 99.0%, 98.3%, 98.4%, and 97.3% of the total revenue for the years ended December 31, 2023 and 2024 and the six months ended June 30, 2024 and 2025, respectively; revenue from ocean freight forwarding services accounted for 0.9%, 1.7%, 1.6%, and 2.6% of the total revenue for the same periods, respectively.

The revenue generated from freight forwarding services primarily comes from air freight exports to regions such as North America, Europe, and Asia. The United States is our largest forwarding destination.

Competitive Strengths

We believe that the following competitive strengths have contributed to our success and differentiated us from our competitors:

●	established reputation in the industry;

●	comprehensive business network and stable business relationships with suppliers;

●	strong, long-term relationships with our customers; and

●	dedicated team with extensive experience in freight forwarding industries;

Growth Strategies

We intend to develop our business and strengthen brand loyalty by pursuing the following strategies:

●	expand our service presence in the cross-border e-Commerce market;

●	expand operations to the United States;

●	pursue strategic alliances and select acquisition opportunities; and

●	enhance our smart integrated logistics systems.

Business Model

Started as air freight specialist, we have evolved our business model to strengthen our offering in the e-Commerce market. The following illustrates the journey of our business:

We are positioning ourselves as global e-Commerce logistic service specialist, delivering solutions that are not only cost-effective but also sufficiently fast to compete with local alternatives. Our ability to accommodate adaptive service models is crucial for serving cross-border merchants, brands and e-Commerce platforms. This flexibility and adaptability are underpinned by our long-established expertise in traditional services, which include air freight forwarding and ocean freight forwarding.

Our Traditional Services

The following illustrates how we source cargo space from our suppliers (such as airlines, shipping liners or freight forwarders) and sell them to our customers (such as direct customers and freight forwarders):

Implications of Our Being an “Emerging Growth Company”

As a company with less than $1.235 billion in total annual revenues during our last fiscal year and listed in 2024, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency,” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	are not required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our IPO.

We intend to take advantage of all of these reduced reporting requirements and exemptions, other than the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”), occurred, if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to U.S. domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Summary of Risk Factors

Investing in our securities involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”.

Risks Related to Doing Business in the Jurisdictions in which Our Operating Subsidiaries Operate

●	All of our operations are located in Hong Kong. PRC laws and regulations in general are not applicable or enforceable in Hong Kong. However, due to the potential long arm application of these laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our ordinary shares. Our Operating Subsidiaries may be subject to laws and regulations of Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our ordinary shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of the PRC may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

●	The PRC government may intervene or influence the Hong Kong operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our subsidiaries’ business operations, including our subsidiaries’ operations in Hong Kong.

●	Our subsidiaries’ business, our financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to our subsidiaries.

●	If we and/or our subsidiaries were to be required to comply with cybersecurity, data privacy, data protection, or any other PRC laws and regulations related to data and we and/or our subsidiaries cannot comply with such PRC laws and regulations, our subsidiaries’ business, financial condition, and results of operations may be materially and adversely affected.

●	Trade war or restrictions, whether in form of embargo, tariff, or otherwise, effected between two or more countries, including the risks arising from current trade between the PRC and the United States, and on a larger scale internationally, could materially and adversely affect our business, financial condition and results of operation.

Risks Related to our Corporate Structure

●	We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the law of the Cayman Islands, we conduct substantially all of our operations and a majority of our directors and executive officers reside outside of the United States.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in the Report based on foreign laws, and therefore you may not be afforded the same protection as provided to investors in U.S. domestic companies.

●	Our Memorandum and Articles of Association designate specific courts in Cayman Islands and the United States as the exclusive forum for certain litigation that may be initiated by the holders of our ordinary shares or other securities, which could limit their ability to obtain a favorable judicial forum for disputes with us.

Risks Related to our Business and Industry

●	We derive a significant portion of our revenue from few major customers with whom we do not enter into long-term contracts, the loss of one or more of which could have a material adverse effect on our business.

●	The demand for our services is easily affected by unpredictable factors, and our results of operations are affected by changes in the global and regional economic conditions and the international trading volumes.

●	Our profitability is susceptible to the volatility and uncertainties in demand and supply for cargo space.

●	Our revenue is subject to seasonal fluctuations, our results for different periods in any given financial year may not be relied upon as indicators of our performance.

●	Our business is dependent on our major operational facility. We do not own any real properties and we lease a number of properties for our business operations. Therefore, we are exposed to risks in relation to unpredictable and increasing rental costs and relocation costs.

Risks Related to our Ordinary Shares

●	We cannot be sure that an active trading market will develop for the Ordinary Shares.

●	The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to you. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

●	Our issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders.

●	Exercise of the Unit Purchase Option could increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

Risks Related to This Offering

●	A sale of a substantial number of Ordinary Shares by the Selling Shareholders could cause the price of our Ordinary Shares to decline.

●	If we cannot continue to satisfy the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

●	You may experience future dilution as a result of future equity offerings or acquisitions.

Recent Developments

On March 26, 2025, PSIHK, one of the Company’s operating subsidiaries, entered into several preliminary agreements for the purchase of several office premises and motor vehicle parking spaces located in Hong Kong for a total consideration of approximately $5,512,000. The formal agreement was entered into by and between PSIHK and the seller on April 7, 2025. The Company completed the acquisition of the office premises and motor vehicle parking spaces on October 13, 2025, which were purchased in the ordinary course of business and will be used as office facilities to support the Company’s operations. These assets have been pledged as security for a mortgage loan of $2,750,000 with interest of 1.2% per annum below HKD prime rate which was obtained to finance the purchase of the office premises and motor vehicle parking spaces.

THE OFFERING

Ordinary Shares offered by Selling Shareholders	Up to 15,996,648 Ordinary Shares

Use of proceeds	We will not receive any proceeds from the sale of the Ordinary Shares by the Selling Shareholders. All net proceeds from the sale of the Ordinary Shares covered by this prospectus will go to the Selling Shareholders (see “Use of Proceeds”).

Ordinary Shares outstanding prior to the offering	8,623,102 Ordinary Shares

Ordinary Shares to be outstanding after the offering	Up to 19,287,534 Ordinary Shares (assuming all Warrants are fully exercised)

Listing symbol	Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “PSIG.”

Transfer Agent	Continental Stock Transfer & Trust Co.

Risk factors	You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section set forth in this prospectus before deciding whether or not to invest in our securities.

Throughout this prospectus, when we refer to the Selling Shareholders in this prospectus, we are referring to the Selling Shareholders identified in this prospectus and, as applicable, their transferees, donees, pledgees, distributes, and other successors-in-interest that may be identified in a supplement to this prospectus or, if required, a post-effective amendment to the registration statement of which this prospectus is a part.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	our ability to execute our growth and expansion plan, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our ability to compete in an industry with low barriers to entry;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract customers and further enhance our brand awareness;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	trends and competition in the transportation and shipment industry; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied, or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described under “Risk Factors”, in light of your particular investment objectives and financial circumstances. In addition to those risk factors, there may be additional risks and uncertainties of which our management is unaware or deems immaterial. Our business, financial condition, or results of operations could be materially and adversely affected by any of these risks. The trading price of our Ordinary Shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Doing Business in the Jurisdictions in which Our Operating Subsidiaries Operate

All of our operations are located in Hong Kong. PRC laws and regulations in general are not applicable or enforceable in Hong Kong. However, due to the potential long arm application of these laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiaries may be subject to laws and regulations of Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of the PRC may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Our Operating Subsidiaries are located, and operate their business, in Hong Kong, a special administrative region of the PRC. Although some of our customers are individuals from Mainland China or companies that have shareholders and directors that are individuals from Mainland China, our Operating Subsidiaries do not have operations in Mainland China or collect, store or process any personal data of any customer in Mainland China, and are not regulated by any regulator in Mainland China. As a result, the laws and regulations of Mainland China do not currently have any material impact on our business, financial condition and results of operation. Furthermore, except for the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), national laws of Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to long arm provisions under the current Mainland China laws and regulations, there remain regulatory and legal uncertainty with respect to the implementation of laws and regulations of Mainland China to Hong Kong. As a result, there is no guarantee that the PRC government may not choose to implement the laws of Mainland China to Hong Kong and exercise significant direct influence and discretion over the operation of our Operating Subsidiaries in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political environment or other unforeseeable reasons.

In the event that we or our Operating Subsidiaries were to become subject to laws and regulations of Mainland China, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in Mainland China, complex and evolving Mainland China laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to the use of variable interest entities, data and cyberspace security and anti-monopoly concerns, would be applicable to a companies like our Operating Subsidiaries and us, given the substantial operations of our Operating Subsidiaries and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong.

The laws and regulations in Mainland China are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties, and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our Operating Subsidiaries’ operations at any time could result in a material change in our operations and/or the value of our securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Moreover, there are substantial uncertainties regarding the interpretation and application of Mainland China laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The laws, regulations, and other government directives in Mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention;

●	cause devaluation of our securities or delisting; and,

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business operations.

The PRC government may intervene or influence the Hong Kong operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our subsidiaries’ business operations, including our subsidiaries’ operations in Hong Kong.

As a company mainly conducting business in Hong Kong, a special administrative region of China and our subsidiaries’ clients include mainland China residents, our subsidiaries’ business and our prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. The PRC government may intervene or influence the operations in mainland China of an offshore holding company at any time, which, if extended to our subsidiaries’ operations in Hong Kong, could result in a material adverse change to our subsidiaries’ operations. The PRC government has recently indicated an intent to exert more oversight and control over listings conducted overseas and/or foreign investment in issuers based in mainland China. For instance, on July 6, 2021, the relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the supervision over overseas listings by companies in mainland China. We cannot assure you that the oversight will not be extended to companies operating in Hong Kong like us and any such action may significantly limit or completely hinder our ability to offer or continue to offer our securities to investors, result in a material adverse change to our subsidiaries’ business operations, including our subsidiaries’ Hong Kong operations, and damage our reputation.

Our subsidiaries’ business, our financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to our subsidiaries.

We have no operations in Mainland China. However, our Operating Subsidiaries are located and operate in Hong Kong, a special administrative region of the PRC, there is no guarantee that if certain existing or future PRC laws become applicable to our subsidiaries, it will not have a material adverse impact on our subsidiaries’ business, financial condition and results of operations and/or our ability to continue to offer securities to investors.

Except for the Basic Law of the Hong Kong Special Region of the People’s Republic of China (“Basic Law”), national laws of mainland China (“National Laws”) do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National Laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. PRC laws and regulations relating to data protection, cyber security and the anti-monopoly have not been listed in Annex III and thus they may not apply directly to Hong Kong.

The PRC laws and regulations are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. To the extent any PRC laws and regulations become applicable to our subsidiaries, we may be subject to the risks and uncertainties associated with the legal system in mainland China, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice.

We may also become subject to the PRC laws and regulations to the extent our subsidiaries commence business and customer facing operations in mainland China as a result of any future acquisition, expansion or organic growth. There is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded. It remains uncertain as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future, it remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our operating subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our operating subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

If we and/or our subsidiaries were to be required to comply with cybersecurity, data privacy, data protection, or any other PRC laws and regulations related to data and we and/or our subsidiaries cannot comply with such PRC laws and regulations, our subsidiaries’ business, financial condition, and results of operations may be materially and adversely affected.

We may be subject to a variety of cybersecurity, data privacy, data protection, and other PRC laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization. These laws and regulations may restrict our subsidiaries’ business activities and require us and/or our subsidiaries to incur increased costs and efforts to comply, and any breach or noncompliance may subject us and/or our subsidiaries to proceedings against such entity(ies), damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our subsidiaries’ business and our financial condition and results of operations.

As the laws and regulations related to cybersecurity, data privacy, and data protection in mainland China where our subsidiaries do not have operations are relatively new and evolving, and their interpretation and application may be uncertain, it is still unclear if we and/or our subsidiaries may become subject to such new laws and regulations.

The PRC Data Security Law, or the Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. According to Article 2 of the Data Security Law, it applies to data processing activities within the territory of mainland China as well as data processing activities conducted outside the territory of mainland China which jeopardize the national interest or the public interest of China or the rights and interest of any PRC organization and citizens. Any entity failing to perform the obligations provided in the Data Security Law may be subject to orders to correct, warnings and penalties including ban or suspension of business, revocation of business licenses or other penalties. As of the date of this prospectus, we do not have any operation or maintain any office or personnel in mainland China, and we have not conducted any data processing activities which may endanger the national interest or the public interest of China or the rights and interest of any Chinese organization and citizens. Therefore, we do not believe that the Data Security Law is applicable to us.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. According to Article 3 of the Personal Information Protection Law, it is applied not only to personal information processing activities carried out in the territory of mainland China but also to personal information processing activities outside the mainland China for the purpose of offering products or services to domestic natural persons in the territory of mainland China. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. As our subsidiaries’ services are provided in Hong Kong rather than in the mainland China to clients worldwide, including but not limited to clients of mainland China who visit our offices in these locations, we take the view that we and our subsidiaries are not subject to the Personal Information Protection Law.

On July 7, 2022, the Cyberspace Administration of China (the “CAC”) issued the Measures for Security Assessment of Outbound Data Transfer, or the Measures, which took effect on September 1, 2022. According to the Measures, in addition to the self-risk assessment requirement for provision of any data outside mainland China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by an operator of critical information infrastructure or a data processor which has processed more than one million users’ personal data; (iii) outbound transfer of personal information by a data processor which has made outbound transfers of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively since January 1 of the previous year; (iv) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC. As of the date of this prospectus, we and our subsidiaries have not collected, stored, or managed any personal information in mainland China. Therefore, we believe that the Measures is not applicable to us.

However, given the recency of the issuance of the above PRC laws and regulations related to cybersecurity and data privacy, we and our subsidiaries still face uncertainties regarding the interpretation and implementation of these laws and regulations and we could not rule out the possibility that any PRC governmental authorities may subject us and/or our subsidiaries to such laws and regulations in the future. If they are deemed to be applicable to us and/or our subsidiaries, we cannot assure you that we and our subsidiaries will be compliant with such new regulations in all respects, and we and/or our subsidiaries may be ordered to rectify and terminate any actions that are deemed illegal by the PRC governmental authorities and become subject to fines and other government sanctions, which may materially and adversely affect our subsidiaries’ business and our financial condition and results of operations.

If we and/or our subsidiaries were to be required to obtain any permission or approval from or complete any filing procedure with the China Securities Regulatory Commission (the “CSRC”), the CAC, or other PRC governmental authorities in connection with the Business Combination or future offerings under PRC laws, we and/or our subsidiaries may be fined or subject to other sanctions, and our subsidiaries’ business and our reputation, financial condition, and results of operations may be materially and adversely affected.

The Cybersecurity Review Measures jointly promulgated by the CAC and other relevant PRC governmental authorities on December 28, 2021 required that, among others, “critical information infrastructure” or network platform operators holding over one million users’ personal information to apply for a cybersecurity review before any public offering on a foreign stock exchange. However, this regulation is recently issued and there remain substantial uncertainties about its interpretation and implementation.

As of the date of this prospectus, we and our subsidiaries do not have any business operation or maintain any office or personnel in mainland China. We and our subsidiaries have not collected, stored, or managed any personal information in mainland China. Based on the assessment conducted by the management, we believe that we and our subsidiaries are not currently required to proactively apply to a cybersecurity review for the Business Combination or future offerings overseas, on the basis that (i) our subsidiaries are incorporated in Hong Kong, the British Virgin Islands, and other jurisdictions outside of mainland China and operate in Hong Kong without any subsidiary or variable interest entities (“VIE”) structure in mainland China, and we do not maintain any office or personnel in mainland China; (ii) except for the Basic Law, the National Laws do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation, and National Laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong, and PRC laws and regulations relating to data protection and cyber security have not been listed in Annex III as the date of this prospectus; (iii) our data processing activities are solely carried out by our overseas entities outside of mainland China for the purpose of offering services in Hong Kong and other jurisdictions outside of mainland China; (iv) we and our subsidiaries do not control more than one millions users’ personal information as of the date of this prospectus; (v) as of the date of this prospectus, we and our subsidiaries have not received any notice of identifying us as critical information infrastructure from any relevant PRC governmental authorities; and (vi) as of the date of this prospectus, none of us or our subsidiaries have been informed by any PRC governmental authority of any requirement for a cybersecurity review.

Additionally, we believe that we and our subsidiaries are compliant with the regulations and policies that have been issued by the CAC to date and there was no material change to these regulations and policies since the Business Combination. However, regulatory requirements on cybersecurity and data security in the mainland China are constantly evolving and can be subject to varying interpretations or significant changes, which may result in uncertainties about the scope of our responsibilities in that regard, and there can be no assurance that the relevant PRC governmental authorities, including the CAC, would reach the same conclusion as us. We will closely monitor and assess the implementation and enforcement of the Cybersecurity Review Measures. If the Cybersecurity Review Measures mandates clearance of cybersecurity and/or data security regulators and other specific actions to be completed by companies like us, we may face uncertainties as to whether we can meet such requirements timely, or at all.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which took effect on March 31, 2023. The Trial Measures requires companies in mainland China that seek to offer and list securities overseas, both directly and indirectly, to fulfill the filing procedures with the CSRC. According to the Trial Measures, the determination of the “indirect overseas offering and listing by companies in mainland China” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: (i) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by companies in mainland China; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. On the same day, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (i) on or prior to the effective date of the Trial Measures, companies in mainland China that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges shall complete the filing before the completion of their overseas offering and listing; and (ii) companies in mainland China which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges and are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or stock exchange, but have not completed the indirect overseas listing, shall complete the overseas offering and listing before September 30,2023, and failure to complete the overseas listing within such six-month period will subject such companies to the filing requirements with the CSRC.

Based on the assessment conducted by the management, we are not subject to the Trial Measures, because we are incorporated in the Cayman Islands and our subsidiaries are incorporated in Hong Kong, the British Virgin Islands and other regions outside of mainland China and operate in Hong Kong without any subsidiary or VIE structure in mainland China, and we do not have any business operations or maintain any office or personnel in mainland China. However, as the Trial Measures and the supporting guidelines are newly published, there exists uncertainty with respect to the implementation and interpretation of the principle of “substance over form”. As of the date of this prospectus, there was no material change to these regulations and policies since the Business Combination. If our future securities offerings, and our listing on Nasdaq were later deemed as “indirect overseas offering and listing by companies in mainland China” under the Trial Measures, we may need to complete the filing procedures for our Business Combination and future secondary offerings, and listing. If we are subject to the filing requirements, we cannot assure you that we will be able to complete such filings in a timely manner or even at all.

Since these statements and regulatory actions are new, it is also highly uncertain in the interpretation and the enforcement of the above cybersecurity and overseas listing laws and regulation. There is no assurance that the relevant PRC governmental authorities would reach the same conclusion as us. If we and/or our subsidiaries are required to obtain approval or fillings from any governmental authorities, including the CAC and/or the CSRC, in connection with the listing or continued listing of our securities on a stock exchange outside of Hong Kong or mainland China, it is uncertain how long it will take for us and/or our subsidiaries to obtain such approval or complete such filing, and, even if we and our subsidiaries obtain such approval or complete such filing, the approval or filing could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from or complete the necessary filing procedure with the PRC governmental authorities to conduct offerings or list outside of Hong Kong or mainland China may subject us and/or our subsidiaries to sanctions imposed by the PRC governmental authorities, which could include fines and penalties, suspension of business, proceedings against us and/or our subsidiaries, and even fines on the controlling shareholder and other responsible persons, and our subsidiaries’ ability to conduct our business, our ability to invest into mainland China as foreign investments or accept foreign investments, or our ability to list on a U.S. or other overseas exchange may be restricted, and our subsidiaries’ business, and our reputation, financial condition, and results of operations may be materially and adversely affected.

If the Chinese government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the Chinese government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Measures, have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. It is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. We could be subject to approval or review of Chinese regulatory authorities to pursue future offerings. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or CAC or filing with the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

The enforcement of laws and rules and regulations in the PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiaries’ operations and/or the value of the securities we are offering.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong will retain its currency (the Hong Kong Dollar), legal system, parliamentary system, and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its domestic affairs, including, but not limited to, the judiciary and courts of last resort, immigration, and customs, public finance, currencies, and extradition. Hong Kong continues using the English common law system. However, if the PRC government attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our Operating Subsidiaries’ business and operations. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws.

There are political risks associated with conducting business in Hong Kong.

All of our operations are in Hong Kong. Accordingly, the business operations and financial conditions of our Operating Subsidiaries will be affected by the political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect our operations. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the political arrangement between PRC and Hong Kong and the economic, political and legal environment in Hong Kong in the future. Since all of our operations are based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Based on certain recent development including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and the United States signed an executive order and the Hong Kong Autonomy Act and an executive order to remove the preferential trade status of Hong Kong, pursuant to § 202 of the United States-Hong Kong Policy Act of 1992. The U.S. government has determined that Hong Kong is no longer sufficiently autonomous to justify preferential treatment in relation to the PRC, especially with the issuance of the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) on July 1, 2020. Hong Kong will now be treated as Mainland China, in terms of visa application, academic exchange, tariffs and trading, etc. According to § 3(c) of the executive order issued on July 14, 2020, the license exception for exports and reexports to Hong Kong and transfer within the PRC is revoked, while exports of defense items are banned. On the other hand, the existing tariffs the U.S. imposed on Mainland China will also be applied to Hong Kong exports. Losing its special status, Hong Kong’s competitiveness as the logistic hub may deteriorate in the future as its tax benefits as a result of preferential situation no longer exists and companies might prefer exporting through other cities. The level of activities of domestic exports and re-exports and other trading activities in Hong Kong may decline owing to the tariff being imposed on Hong Kong exports and the export restriction. In the event that Hong Kong loses its position as a logistics hub in Asia, the demand for freight forwarding services, ancillary logistics services, warehousing services, the overall business activities of the freight forwarding industries and thus our business, financial condition and results of operations, may be adversely affected. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

Trade war or restrictions, whether in form of embargo, tariff, or otherwise, effected between two or more countries, including the risks arising from current trade between the PRC and the United States, and on a larger scale internationally, could materially and adversely affect our business, financial condition and results of operation.

Our revenue from freight forwarding services for export shipments to the United States contributed to approximately US$122.3 million and US$61.7 million for the years ended December 31, 2023 and 2024 respectively, representing approximately 87.4% and 70.9% of our total export revenue of the corresponding period, and approximately US$27.7 million and US$16.4 million for the six months ended June 30, 2024 and 2025, respectively, representing approximately 70.5% and 71.0% of our total export revenue of the corresponding period. Also, a significant portion of our business originates from customers in Mainland China and therefore depends on the level of imports and exports to and from Mainland China. Therefore, we are subject to risks related to the changes in trade policies, tariff regulations, embargoes, or other trade restrictions adverse to our customers’ business.

Tariffs restrictions imposed by the United States on Mainland China exports intensified since 2019 which resulted in a negative impact to the international trading activities globally and have attributed to the overall decrease in the cargo shipment volume of Hong Kong. Since February 2025, the U.S. government has imposed, and has proposed to impose additional, new or higher tariffs on specified products imported from China, and the Chinese government has responded by imposing, and proposing to impose additional, new or higher tariffs on specified products imported from the U.S.  In April 2025, President Trump announced that the United States would impose additional tariffs on most countries, including, among others, a 34% additional tariff on goods imported from China. Following this action, China responded by imposing an additional tariff on goods imported from the United States, and the two countries sequentially further increased the additional tariff charged on each other, bringing the cumulative tariffs imposed on each other to over 100%. Other economies that are affected by increased tariffs by the United States are also considering imposing or increasing tariffs on goods from the United States, although after President Trump announced a 90-day pause on the individualized higher tariff rates for other countries, it is unclear how this situation will develop. As of the date of this prospectus, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy. Additionally, the U.S. government continues to signal that it may alter trade agreements and terms between China and the United States, including limiting trade with China, and may impose additional tariffs on imports from China and other countries from which we import goods. In addition, any further escalation in trade tensions between PRC and the United States or a trade war, or the perception that such escalation or trade war could occur, may have materially and negatively impact on the economies of not only the two countries concerned, but the global economy as a whole.

A substantial portion of our business originates from the customers in Mainland China for their export/re-export needs to the United States. Also, as a freight forwarder, our business and financial performance and conditions substantially depends on the general conditions of global economy and level of international trade and commerce. Current trade tensions between United States and China, and other political events, international trade disputes, could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on us and our customers, our service providers, and our other partners. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to trade war and global recession could have a negative effect on customer confidence, which could materially and adversely affect our business. We also may have access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on trade markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Amid the ongoing tariff war between the United States and China as of the date of this prospectus, the Trump administration might proceed toward a removal of Chinese companies from American stock exchanges. Our shares may be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States, which will materially and adversely affect the value of your investment.

Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies. Besides, China is also facing the challenges of technological blockade and the economic decoupling between the U.S. and China. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Such tensions between the United States and China, and any escalation thereof, may have a negative impact on the general, economic, political, and social conditions in China.

Current and future actions or escalations by either United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business, financial condition and results of operations, and we cannot provide any assurance as to whether such actions will occur or the form that they may take. Amid the ongoing tariff war between the United States and China as of the date of this prospectus, the Trump administration might proceed toward a removal of Chinese companies from American stock exchanges. Our shares may be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States, which will materially and adversely affect the value of your investment.

Changes and the downturn in the economic, political, or social conditions of Hong Kong, Mainland China and other countries or changes to the government policies of Hong Kong and Mainland China could have a material adverse effect on our business and operations.

Our operations are located in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and Mainland China generally. Economic conditions in Hong Kong are sensitive to Mainland China and the global economic conditions. Any major changes to Hong Kong’s social and political landscape will have a material impact on our business.

A majority of our revenue is generated from the export shipments from Hong Kong to various overseas destinations such as North America, Europe and Asia. Our results of operations are thus affected by global trade volume and export volume of Hong Kong. The global trade volume and export volume of Hong Kong are affected by changes in global economic, financial and political conditions such as impositions of trade restrictions, sanctions, boycotts and other measures, trade disputes, which may lead to a material decline in the demand for our services, and hence our results of operations may be adversely affected.

Global and regional demands for freight services are primarily driven by trade and economic activity. Our industry experienced cyclical fluctuations due to economic recession, level of international trade activities, downturns in business cycles of our customers, interest and currency rate fluctuations, inflation, trade restrictions, economic sanctions, trade disputes, boycotts, outbreak of wars, changes in regulatory regimes and extreme weather conditions, all of which are beyond our control and the nature, timing and degree of which are largely unpredictable. Any decrease in demand for our services due to cyclical downturns could adversely affect our business, financial condition and results of operations. We are particularly sensitive to changes in regional and/or global political and economic conditions that impact our customers’ needs for our services.

Economic downturns in one or more countries or regions, particularly in Asia, the European Union, the United States and other countries and regions with consumer-oriented economies, have in the past, and could in the future, reduce international trade volumes, which directly affects the demand for shipping and freight forwarding services. Any reduction in such demand would adversely affect our business, financial condition and results of operations.

Other examples of other general economic, financial and political risks include:

●	a general or prolonged decline in, or shocks to, regional or broader macro-economics;

●	regulatory changes that could impact the markets in which we operate, which could reduce demand for our goods and services or lead to pricing, currency, or other pressures; and

●	deflationary economic pressures, which could hinder our ability to operate profitably in view of the challenges inherent in making corresponding deflationary adjustments to our cost and payment structure.

The nature of these types of risks, which are often unpredictable, makes them difficult to plan for, or otherwise mitigate, and they are generally uninsurable, which compounds their potential impact on our business. Any such event could have a material adverse effect on our business, financial condition and results of operations.

Termination of the U.S.-Hong Kong International Shipping Agreement may have an adverse effect on our ocean freight forwarding services and results of operations.

Changes to trade policies and treaties, or the perception that these changes could occur, could adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our financial condition and results of operations. In response to the Hong Kong National Security Law, the United States, amongst other sanctions aimed to eliminate certain preferential treatment of Hong Kong, announced the suspension or termination of three bilateral agreements signed between Hong Kong and the U.S. in August 2020, including the U.S.-Hong Kong International Shipping Agreement, which provided reciprocal tax exemption on income derived from the international operation of ships by the U.S. and Hong Kong residents. As a result of the termination of the U.S.-Hong Kong International Shipping Agreement, the U.S. and Hong Kong tax exemptions are no longer generally available to Hong Kong and U.S. shipping companies trading to each other’s territories. Thus, when a Hong Kong company whose vessel transports goods to or from the U.S. by sea, 50% of the income generated will generally be treated as arising from U.S. sources and will be subject to U.S. tax at an effective tax rate of 4% up to 44.7%, increasing the tax exposure of Hong Kong shipping companies.

The revenue attributable to our ocean freight forwarding services amounted to approximately US$1.3 million and US$1.5 million, representing approximately 1.0% and 1.7% of our total revenue for the years ended December 31, 2023 and 2024, respectively, and approximately US$0.6 million and US$0.6 million, representing approximately 1.6% and 2.6% of our total revenue for the six months ended June 30, 2024 and 2025, respectively. The termination of the U.S.-HK International Shipping Agreement may increase the costs of ocean freight rates when the Hong Kong shipping companies pass the new U.S. tax costs to their customers such as our Operating Subsidiaries, resulting in an increase in cost of services of our Operating Subsidiaries. If we are unable to pass on the increased costs to our customers, our results of operations would be adversely affected. If we are able to pass on the costs to our customers, the customers’ demand on our ocean freight forwarding services may decrease as a result of higher ocean freight rates. Moreover, U.S. or other shipping companies trading to Mainland China or Asia may choose other port options other than Hong Kong as the new tax exposure may create financial pressure to avoid trading to Hong Kong in the future, resulting in the decrease in the customers’ demand on our ocean freight forwarding services, thus adversely affecting our ocean freight forwarding business and results of operations.

Risks Related to our Corporate Structure

We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the Cayman Islands with the majority of our operations in Hong Kong. Accordingly, most of our cash is maintained in Hong Kong dollars. We rely in part on dividends from our Hong Kong subsidiaries for our cash and financing requirements, such as the funds necessary to service any debt we may incur. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

There is currently no restriction or limitation under the laws of Hong Kong on the conversion of Hong Kong dollars into foreign currencies and the transfer of currencies out of Hong Kong and the foreign currency regulations of mainland China do not currently have any material impact on the transfer of cash between us and our Hong Kong subsidiaries. However, there is a possibility that certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiaries in the future and the PRC government may prevent our cash maintained in Hong Kong from leaving or restrict the deployment of the cash into our business or for the payment of dividends in the future. Any such controls or restrictions, if imposed in the future and to the extent cash is generated in our Hong Kong subsidiaries and to the extent assets (other than cash) in our business are located in Hong Kong or held by a Hong Kong entity and may need to be used to fund operations outside of Hong Kong, may adversely affect our ability to finance our cash requirements, service debt or make dividend or other distributions to our shareholders. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of Hong Kong and adversely affect our business.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the law of the Cayman Islands, we conduct substantially all of our operations and a majority of our directors and executive officers reside outside of the United States.

We are incorporated under the laws of the Cayman Islands. We conduct a majority of our operations and a majority of our directors and executive officers reside outside of the United States. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by noncontrolling shareholders and the fiduciary responsibilities of our directors to our company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although a final and conclusive monetary judgment obtained in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) was given by a foreign court of competent jurisdiction and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process; (b) was not in respect of penalties, fines, taxes or similar fiscal or revenue obligations; (c) was not obtained fraudulently by the person in whose favor judgment was given; and (d) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. It may be difficult or impossible for you to bring an action against us or against our directors and officers in the Cayman Islands in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Shareholders of Cayman Islands exempted companies such as us have no general rights under Cayman Islands laws to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Amended and Restated Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that intend to protect public investors.

Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in the Report based on foreign laws, and therefore you may not be afforded the same protection as provided to investors in U.S. domestic companies.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct a majority of our operations, and a majority of our directors and executive officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Hong Kong may render you unable to enforce a judgment against us, our assets, directors and officers or their assets. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

In addition, to the extent that we retain any director that resides in a jurisdiction that does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments, additional local procedural rules will need to be followed.

Our Amended and Restated Memorandum and Articles of Association designate specific courts in Cayman Islands and the United States as the exclusive forum for certain litigation that may be initiated by the holders of our Ordinary Shares or other securities, which could limit their ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our Amended and Restated Memorandum and Articles of Association, unless we consent in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim (including any non-contractual dispute, controversy or claim) of (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or these Articles including but not limited to any purchase or acquisition of shares, security or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time). The Cayman Forum Provision will not apply to any causes of action arising under the Securities Act or Exchange Act. Our Amended and Restated Memorandum and Articles of Association further provides that unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by relevant law, United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating to the federal securities laws of the United States. In addition, our Amended and Restated Memorandum and Articles of Association provides that any person or entity purchasing or otherwise acquiring any shares or other securities in us is deemed to have notice of and consented to the Cayman Forum Provision and the Federal Forum Provision. Notwithstanding the above, holders of our Ordinary Shares or other securities cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.

We recognize that the Cayman Forum Provision and the Federal Forum Provision in the our Amended and Restated Memorandum and Articles of Association may impose additional litigation costs on holders of our Ordinary Shares or other securities in pursuing their claims, particularly if the holders do not reside in or near the Cayman Islands or the United States. Additionally, the forum selection clauses in the our Amended and Restated Memorandum and Articles of Association may limit the holders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit holders of our securities.

Risks Related to our Business and Industry

We derive a significant portion of our revenue from few major customers with whom we do not enter into long-term contracts, the loss of one or more of which could have a material adverse effect on our business.

We generated a significant portion of our revenues from a single largest customer, Yanwen Logistics Co., Ltd (formerly known as “Beijing Yanwen Logistics Co., Ltd”) (“Yanwen Express”), for the years ended December 31, 2023 and 2024 and for the six months ended June 30, 2024 and 2025, which accounted for 75.3%, 39.3%, 36.5%, and 55.5% of our total revenue, respectively.

Loss of business from major customers could reduce our revenues and significantly harm our business, based on a number of factors other than our performance, such as: industry trends related to e-Commerce that may apply downward pricing pressures on the rates our customers can charge; the seasonality associated with the fourth quarter holiday season; business combinations and the overall growth of a customer’s underlying business; and any disruptions to our customers’ businesses. Furthermore, if we experience difficulties in the collection of our accounts receivables from our major customers, our results of operation may be materially and adversely affected. These customers could choose to divert all or a portion of their business with us to one of our competitors, demand pricing concessions for our services, require us to provide enhanced services that increase our costs, or develop their own shipping and distribution capabilities.

We expect that we will continue to depend on a relatively small number of customers for a significant portion of our revenue and may continue to experience fluctuations in the distribution of the revenue among our largest customers. The volume of sale to specific customers is likely to vary from year to year, especially since we do not have long-term commitments from any of our customers to purchase our services. A major customer in one year may not provide the same level of revenues for us in any subsequent year.

The demand for our services is easily affected by unpredictable factors, and our results of operations are affected by changes in the global and regional economic conditions and the international trading volumes.

A significant majority of our revenue is generated from air freight export from Hong Kong and Mainland China and organizing shipments primarily to Europe, Asia, Southeast Asia and North America. Our results of operations are thus affected by global trade volume and export volume of Hong Kong. We are sensitive to changes in regional and/or global political and economic conditions that impact customer shipping volumes, industry freight demand and demand for cargo space. The transportation industry historically has experienced cyclical fluctuations due to economic recession, level of international trade activities, downturns in business cycles of our customers, interest and currency rate fluctuations, inflation, trade restrictions, economic sanctions, trade disputes, boycotts, outbreak of wars, changes in regulatory regimes and extreme weather conditions, all of which are beyond our control and the nature, timing and degree of which are largely unpredictable. Any decrease in demand for our services due to cyclical downturns could adversely affect our business, financial condition and results of operations.

A decrease in the level of Mainland China’s export of goods could have a material adverse effect on our business.

A significant portion of our business originates from the customers in Mainland China and therefore depends on the level of imports and exports to and from Mainland China. Any adverse economic or social developments in Mainland China could lead to a general decline in consumption and a slowdown in international trade, which could have a significant impact on our businesses. In addition, an economic slowdown around the world and the shifting of outsourced manufacturing activities away from Mainland China, for example due to a “China plus One” strategy on behalf of outsourcers to reduce supply chain concentration, could have a significant impact on our international freight forwarding business.

Furthermore, the level of imports to and exports from Mainland China could be adversely affected by the changes in political, economic and social conditions or other relevant policies of the Chinese government. As Mainland China exports considerably more goods than it imports, any reduction in or hindrance to China-based exports, whether due to decreased demand from the rest of the world, an economic slowdown in Mainland China, seasonal decrease in manufacturing levels due to the Chinese New Year holiday or other factors, could have a material adverse effect on our business. In recent years, Mainland China has experienced an increasing level of economic autonomy. The “Dual Circulation” with the emphasis on “Internal Circulation” strategy became a key priority in the Chinese Government’s Fourteenth Five-Year Plan, signaling that Mainland China wants to reduce the role of international trade in its economy and its dependence on overseas markets. The Internal Circulation strategy may have the effect of reducing the imports to Mainland China and may, in turn, result in decreased demand for cargo shipping to Mainland China. Furthermore, the Chinese government’s economic policies which aimed at increasing domestic consumption of Chinese-made goods may have also the effect of reducing the supply of goods available for export and may, in turn, also result in decreased demand for export cargo shipping. Changes in U.S. and international trade policies, particularly with respect to China, may adversely impact our business and operating results. The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including imposing several rounds of tariffs and export control restrictions affecting certain products manufactured in China, imposing certain sanctions and restrictions in relation to China, and issuing statements indicating enhanced review of companies with significant China-based operations or the possibility of legislation that restricts or prohibits U.S. investment in certain companies operating in China. The Chinese government has, from time to time, responded by imposing its own tariffs, trade restrictions, and other regulations in response. A substantial portion of our business originates from the customers in Mainland China for their export/re-export needs to the United States. Also, as a freight forwarder, our business and financial performance and conditions substantially depends on the general conditions of global economy and level of international trade and commerce. Current trade tensions between United States and China, and other political events, international trade disputes, could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on us and our customers, our service providers, and our other partners.

These factors could have a negative impact on the outbound activities of international freight forwarding from Mainland China. If Mainland China experiences slower growth or a decline in exports, our business, financial condition and results of operations could be materially and adversely affected.

There can be no assurance that Hong Kong will continue to maintain its position as a significant air cargo hub in Asia.

Our Operating Subsidiaries operate out of Hong Kong. As a significant air cargo hub in Asia, Hong Kong is well-positioned to foster a high demand for cargo space on outbound routes from Hong Kong to other destinations in Asia. There can be no assurance that Hong Kong will continue to maintain such position. For example, Shanghai, China, shares the same cargo catchment area in the Pearl River Delta region, while Singapore shares the same positioning as a regional hub for intra-Asia trade and as a logistics center. In the event that Hong Kong loses its position as a transportation hub in Asia, the demand for our freight forwarding services and ancillary logistics services and thus our business, financial condition and results of operations, may be adversely affected.

Fluctuations in the price of cargo space could have adverse impact on our results of operations.

Fluctuation in the price of cargo space will affect our total cost of revenue directly and thus the freight forwarding services fee charged to our customers as our pricing for freight forwarding services is determined on a cost-plus approach, which in turn affects our gross profit. Our results of operations are significantly affected by the air and ocean freight charges cost, which accounted for approximately 81.4% and 81.4% of our total cost of revenue for the years ended December 31, 2023 and 2024, respectively, and approximately 79.9% and 76.8% of our total cost of revenue for the six months ended June 30, 2024 and 2025, respectively. The profitability of our freight forwarding services is correlated with the fluctuation of freight forwarding services fee charged to our customers. If we cannot pass on the cost of the cargo space in full to our customers, our results of operations may be materially and adversely affected.

In the course of business, we enter into certain block space arrangements and aircraft charter arrangements with the suppliers whereby we are committed to paying for the agreed cargo space irrespective of whether we can fully utilize the allotted space. There have been occasions when we have provided cargo space to customers at a rate lower than our cost of freight and there can be no assurance that this will not occur again in the future. Should the prevailing market rates of cargo space at the time when we charge to our customers fall below our cost of freight, we may not be able to increase the freight forwarding services fee in order to pass on in full the cost of freight to our customers and our results of operations may be materially and adversely affected.

Our profitability is susceptible to the volatility and uncertainties in demand and supply for cargo space.

The freight service fee we charge our customers is based on our assessment of, among other things, the demand and supply for cargo space, prevailing market rate and air cargo space price index. Our profitability could be also negatively impacted if our pricing strategy proves to be inaccurate. If we are incorrect in our assumptions and do not accurately calculate or assess the costs to us to provide our services, we could experience lower margins than anticipated, loss of business, or be unable to offer competitive products and services.

We procure the supply of cargo space through direct booking, block space arrangements and aircraft charter arrangements, based on our estimation regarding the existing and anticipated customer demand. Pursuant to the block space arrangements and aircraft charter agreements, we are committed to paying the agreed cargo space irrespective of whether we fully utilize the allotted space. If we cannot efficiently utilize the air cargo space allocated to us under the block space agreements and aircraft charter agreements with our airline partners, we may not be able to fully recover the costs of the relevant cargo space, and our results of operations may suffer. If we cannot fully utilize the cargo space we have sourced, i.e., when the actual customers’ demand for the cargo space is less than the amount of cargo space we sourced, we have to sell excess cargo space. We cannot assure that there will not be instances where, for example, due to (a) departure timetable of the aircraft or vessel; (b) popularity of the route; or (c) seasonality factors, we are unable to fully consolidate/co-load all the excess cargo space we purchased from our suppliers. In case we cannot fully utilize the cargo space we obtained from our suppliers, we may have to bear the costs of all the excess cargo space we purchased and our business and results of operations could be adversely affected.

In the event that the actual customers’ demand for the cargo space is higher than the amount of cargo space we have, we have to source the cargo space, by direct booking, from our suppliers, including airlines and other freight forwarders, at prevailing market rates. Should the freight forwarding services fee we charge to our customers fall below the prevailing market rates of cargo space, we may not be able to increase the services fee in order to pass on in full the cost of freight to our customers and our results of operations may be materially and adversely affected. Furthermore, since cargo space offered by our suppliers through direct booking is subject to the availability of their aircraft or vessels and normally on a first-come-first-served basis, without the guaranteed supply of cargo space by existing agreement, there is no assurance that we will be able to source sufficient cargo space to meet our customers’ demands within the expected time frame and at favorable price, in particular during peak seasons. If we cannot obtain sufficient cargo space from our suppliers to meet our customers’ demands, our reputation within the network of industry players and our results of operations could be adversely affected.

There may be disintermediation in the freight forwarding industry in the future.

In light of the trend of digitization, huge amount of product information is available on the internet and as a result of information transparency and other innovative technologies (such as online marketplaces, electronic payments, algorithmic order-matching), manufacturers and retailers are working on reducing the number of intermediaries in the supply chain by shipping directly to end customers in order to reduce costs in the process. As a freight forwarder, we are one such supply chain intermediary. The trend of eliminating intermediaries creates disintermediation in our industry. Any significant decrease in demand for our freight forwarding and related logistics services due to disintermediation in our industry could adversely affect our business, financial condition and results of operations.

Our revenue is subject to seasonal fluctuations, our results for different periods in any given financial year may not be relied upon as indicators of our performance.

Our peak season is generally from October to December which is driven by festive events and discount promotions such as Thanksgiving, Christmas and New Year’s Eve. Moreover, we record relatively lower volume of shipment and thus relatively lower revenue during Lunar New Year (normally in January or February) owing to lower business activities from manufacturers and shippers in Mainland China in Lunar New Year, resulting in a decrease in the demand for freight forwarding services. Accordingly, comparison of sales and operating results from different periods in any given financial year may not be relied upon as indicators of our performance. It is widely understood in the industry that these seasonal trends are influenced by a number of factors, including weather patterns, national holidays, economic conditions, consumer demand, major product launches, as well as a number of other market forces. Since many of these forces are unforeseen there is no way for us to provide assurances that these seasonal trends will continue.

We generally do not enter into any long-term contracts with our customers and we may not be able to maintain a stable source of revenue generated from the freight forwarding business.

We generally do not enter into long-term contracts our customers, who make bookings with us for cargo space on an as-needed basis. As a result, we cannot guarantee that our current customers will continue to utilize our services or that they will continue at the same levels. Our revenue is therefore susceptible to fluctuations in the demand for cargo space from our customers and the cancellations of existing customer contracts. We rely on our customers to make continuous purchases of cargo space from us to maintain a stable source of revenue. Customers’ demand could be affected by unpredictable factors, such as regional and global political and economic conditions. Furthermore, as we are not the exclusive freight forwarder of our customers, we cannot be certain that sales to our existing customers, including our major customers, will continue to use our freight forwarding services. Our existing customers are not obliged to engage us for the provision of freight forwarding services for the shipments in the future. There is no assurance that our existing customers will not engage other freight forwarders whom they perceive to offer lower prices or better services than ours. There is no certainty that we will continue to generate a stable revenue from our customers, any significant reduction of bookings from our customers could materially affect our business, financial condition and results of operations.

We are dependent on our customers’ business performance, especially our freight forwarder customer, and their continuing demand for international freight forwarding services.

Our revenue generated from our provision of freight forwarding services to other freight forwarders accounted for approximately 99.6% and 99.6% of our total revenue for the years ended December 31, 2023 and 2024 and 99.5% and 99.4% of our total revenue for the six months ended June 30, 2024 and 2025, respectively. We are therefore dependent on other freight forwarders’ business performance and developments in their markets and industries. Any material adverse change to the social and economic condition in Hong Kong may affect their business and financial performance, which may in turn affect our business and financial condition. If the financial and business performance of other freight forwarders deteriorate, it will likely cause a corresponding decrease in demand for our freight forwarding services. Adverse changes in their demand, for example if we cannot absorb their direct shipper customers, could materially and adversely affect our business, financial condition and results of operations.

The freight forwarding industries in which we operate are susceptible to risk of changes in shipping policies which could have direct adverse impact on our business, results of operations and profits.

Frequent accidents concerning certain types of cargo on aircraft and vessels have called for tightened safety measures on aircraft and vessels. In the event that changes in shipping policies of certain airlines, for instance, prohibiting consignments containing lithium batteries from loading on to passenger aircraft, have been adopted, business activities of our customers could be directly affected. Our customers may either be forced to ship their consignments through airlines that offer cargo aircraft or divert their domestic and inter-continental deliveries to other alternatives such as sea, rail and road transportation. Tightened safety measures may also imply an overall burden on cargo space suppliers to raise shipping costs in order to maintain their profit margin. In the event that we are unable to source suitable alternative cargo space for our customers, or we fail to pass on our increased costs to our customers, our business, results of operations and profitability could be adversely affected.

We face risks associated with the items we deliver and the contents of shipments and inventories handled through our service network as we may fail to identify shipments which carry goods of dangerous or illicit nature.

We handle a large volume of shipments across our service network. In accordance with the air cargo security regime in Hong Kong and related statutory requirements of Hong Kong Civil Aviation Department (CAD), 100% of cargoes arranged by us are required to be screened by the screening equipment (such as x-ray) certified by aviation security authorities, such as the European Civil Aviation Conference (ECAC) of the European Commission, Transportation Security Administration (TSA) of the United States, Department for Transport (DofT) of the UK and Civil Aviation Administration of China (CAAC) (“Screening Equipment”). We are required shall ensure all dangerous goods are properly classified, packed, marked, labelled and documented before they are offered for air transportation. However, there is no assurance that our Screening Equipment or hand search/physical check by our screeners at piece level can successfully prevent the shipment of any illegal goods or dangerous goods.

Should we fail to identify shipments which carry goods of illicit or dangerous nature, these goods may be impounded by customs, and we may be subject to investigations and administrative or even criminal penalties or, if any personal injury or property damage is concurrently caused, we may be further liable for civil compensation. In such event, our reputation, business and results of operations may be materially and adversely affected. Furthermore, we face challenges with respect to the protection and control of these items when handling the shipments and inventories across our service network. Shipments and inventories in our service network may be stolen, damaged or lost for various reasons, and we, together with our service providers, may be perceived or found to be liable for such incidents.

Any lack of requisite licenses, certificate, permits applicable to the business operation may have a material and adverse impact on our business, financial condition and results of operations.

We have obtained various registrations, certificates, permits, and licenses in connection with our business and operations, including the certificate as an International Air Transport Association (IATA) member for easier access to space procurement for air cargo routes, license for the operation of our off-airport x-ray screening operation in our contract warehouses to satisfy the CAD 100% screening requirement (including Irradiating Apparatus License, Regulated Air Cargo Screening Facility License, and Regulated Agent License from Civil Aviation Department and Radiation Board of the Hong Kong Government), and the registration as a Food Import or Distributor and Textile Traders. For the details regarding the relevant licenses and permits, see “Business— Licenses and Regulatory Approvals” on page 81. Most licenses and registrations are subject to renewal. In the event that we fail to renew or obtain our relevant licenses and registrations, even if we may be able to subcontract relevant services, there is no assurance that we can locate suitable subcontractors in a timely manner or on reasonable commercial terms, and the subcontractor will at all times perform in a satisfactory level. Failure to obtain such licenses and permits may result in suspension of operation, fines or other penalties by government authorities. New laws and regulations may be enforced from time to time to require additional licenses and permits other than those we currently have. Therefore, our business, reputation, prospects, results of operations and financial condition may be materially and adversely affected.

We are dependent on our suppliers, and any disruption, non-performance and delayed performance of these suppliers may adversely affect our operations and substantially impact our financial results.

Our suppliers include airlines, freight forwarders and shipping liners for cargo space, and other suppliers for logistics-related services such as palletization services, warehousing services, local and overseas transportation services, and x-ray screening services. A loss of any of these suppliers could have a negative effect on our operation. Disruptions in the business activities of our suppliers may have negative impacts on our business. There are operational risks inherent to the business activities of our suppliers, such as labor strikes, suspension or cancellation of flight lines due to technical failures, severe outbreaks of contagious diseases or epidemics (such as the COVID-19 pandemic), or financial difficulties which our suppliers may face. We may also encounter the risks associated with non-performance, unsatisfactory, or delayed performance by our suppliers. There is no assurance that the carriers, our business partners and other service providers will at all times perform at a satisfactory level.

Our suppliers may fail to deliver cargoes on time or cargoes may be damaged during transportation. We cannot assure that the service provided by our suppliers will always meet our customers’ delivery requirement. In case there is any error or delay due to various reasons, including but not limited to weather condition, air traffic control, trade embargo and human negligence, the cargoes may not be delivered to the assigned destination within the expected schedule and condition. Freight carriers may also mistakenly deliver the cargo to other destinations. If the carriers, our freight forwarder business partners and other service providers are unable to meet our customers’ standards and requirements and we are unable to find suitable alternatives promptly, our reputation within the industry and therefore our business, sales performance and results of operations could be adversely affected.

In the event of occurrence of the above, we may have to source cargo space from other suppliers for our customers within a tight time constraint. If our suppliers are unable to meet our customers’ delivery requirement, or if we are unable to find suitable alternatives promptly in the event of disruptions in the business activities of our suppliers, our reputation and therefore our business, sales performance and results of operations could be adversely affected. If we are not able to maintain or expand our relationships with our major suppliers, our ability to deliver our products and services in a timely manner may be impaired and we could be required to incur additional expenses to secure alternative suppliers. The disruption in our supply or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products and services.

Our business is dependent on our major operational facility. We do not own any warehouse. Therefore, we are exposed to risks in relation to unpredictable and increasing rental costs and relocation costs.

We do not own any warehouse and operate an asset-light model for our freight forwarding services with warehousing and freight-related services performed in our service provider’s warehouse. In the event of disruption in the supply of utilities like water or electricity or denial of access to the above premises due to government controls in response to severe epidemic or other dangerous situations, our Operating Subsidiaries may incur additional costs, such as costs for leasing alternative warehouses. If as a result of such disruption the Operating Subsidiaries fail to meet the service requirements of our customers, our relationship with our customers may be negatively affected. Furthermore, in the event that our fees for warehousing and freight-ralated services increase, our operating expenses will increase and affect our operating cash flows, and in turn materially and adversely affect our business, results of operations and prospects.

Our profitability may be materially adversely impacted if our investments in equipment, logistic center/warehouses, and IT infrastructure do not match customer demand for these resources or if there is a decline in the availability of funding sources for these investments.

Although we are an asset-light company, our freight forwarding operations may require certain investments and commitment of capital in equipment, warehouse maintenance and expansion, warehousing systems such as shelving, racking, and IT system. The amount and timing of our capital investments depend on various factors, including anticipated freight volume levels and the price and availability of appropriate property for service centers.

These capital expenditures are associated with certain inherent risks. We may not have the resources to fund such investment. Even if we have sufficient funding, assets that best suit our needs may not be available at reasonable prices or at all. In addition, we are likely to incur capital expenditures earlier than all of the anticipated benefits, and the return on these investments may be lower, or may be realized more slowly, than we expected. In addition, the carrying value of the related assets may be subject to impairment, which may adversely affect our financial conditions and operating results. Furthermore, our continued investment in freight service centers, warehouses and other infrastructure may put us at a competitive disadvantage against competitors who spend less on these assets but focus more on improving other aspects of their business that are less capital heavy.

Our net cash outflow from operating activities may affect our liquidity.

We cannot assure you that we will not experience net cash outflow from operating activities in the future. Our liquidity in the future will, to an extent, depend on our ability to maintain adequate cash inflows from operating activities primarily generated from our trade receivables for the provision of air freight forwarding, distribution and logistics and ocean freight forwarding services. In the event of any significant deterioration in the quality of our trade receivable portfolio, our liquidity and cash flows from operating activities could be materially and adversely affected.

We may not be able to maintain our historical growth rates or gross profit margins, and our operating results may fluctuate significantly. If our results fall below market expectations, the trading price of Company securities may decline.

We have experienced significant growth in our revenue and gross profit in 2023, but we suffer decrease in our revenue and gross profit during the six months ended as of June 30, 2025. We cannot assure you that we will be able to maintain our revenue growth or gross profit margins at historical levels, or at all. Moreover, our operating results may fluctuate significantly as a result of numerous factors, many of which are outside of our control. These factors include, among others:

●	our ability to maintain and further promote our Operating Subsidiaries as a premium brand for high-quality freight forwarding in Hong Kong;

●	our ability to attract new customers, retain existing customers and expand our community;

●	our ability to maintain our existing customers and attract new international customers;

●	the success of our marketing and brand building efforts;

●	the timing and market acceptance of new services by us or our competitors;

●	our ability to develop service enhancements at a reasonable cost and in a timely manner;

●	fluctuations in demand for our services as a result of changes in pricing policies by us or our competitors;

●	continued acceptance of the internet as a medium for commerce;

●	the amount and timing of capital and other expenditures relating to the maintenance and expansion of our businesses, operations and infrastructure;

●	seasonal fluctuations in the sales of our service packages; and

●	tariff, trade tension between China and the United States, the general economic conditions in Mainland China and elsewhere in the world as well as those economic conditions specific to Mainland China’s export industries.

We may suffer losses from credit exposures and counterparty risks.

We are subject to the credit risks of our customers and our liquidity is dependent on the prompt payment of our customers. We generally grant our customers a credit period of 45-60 days from the invoice date. There are often time lags between receiving payments from our customers and making payments to our suppliers, and we are exposed to a potential risk of mismatch in our cash flow. There is no assurance that we will not experience any significant cash flow mismatch in the future. Further, there can be no assurance that our cash flow management measures will function properly or at all. If we fail to manage our cash flow properly and maintain sufficient working capital, we may suffer losses from credit exposures which may materially and adversely affect our financial position, results of operations and cash flow.

Our business is also subject to risks that customers or counterparties may delay or fail to perform their contractual obligations. There is no assurance that we will not experience any material difficulty in debt collections or potential default by customers in the future. While our finance department monitors material overdue payments closely, there is no assurance that we will be able to collect overdue payments. Any material non-payment or non-performance by customers or counterparties could adversely affect our financial position, results of operations and cash flows.

We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings.

The nature of our business exposes us to the potential for various types of claims and litigation. We may be subject to claims and litigation related to labor and employment, contractual claims, negligence claims, personal injury, vehicular accidents, cargo and other property damage, business practices, environmental liability and other matters, including with respect to claims asserted under various other theories of agency or employer liability. Claims against us may exceed the amount of insurance coverage that we have or may not be covered by insurance at all. Businesses that we may acquire also increase our exposure to litigation. Material increases in liability claims or workers’ compensation claims, or the unfavorable resolution of claims, or our failure to recover, in full or in part, under indemnity provisions could materially and adversely affect our operating results. In addition, significant increases in insurance costs or the inability to purchase insurance as a result of these claims could reduce our profitability. See “Business Overview — Legal Proceedings” on page 81.

Any negative publicity with respect to the Company, the Operating Subsidiaries, our directors, officers, employees, shareholders, or other beneficial owners, our peers, business partners, or our industry in general, may materially and adversely affect our reputation, business, and results of operations.

Our reputation and brand recognition play an important role in earning and maintaining the trust and confidence of our existing and prospective customers. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Negative publicity about us, such as alleged misconduct, other improper activities, or negative rumors relating to our business, shareholders, or other beneficial owners, affiliates, directors, officers, or other employees, can harm our reputation, business, and results of operations, even if they are baseless or satisfactorily addressed. These allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal actions against us by any regulatory or government authorities. Any regulatory inquiries or investigations and lawsuits against us, and perceptions of conflicts of interest, inappropriate business conduct by us or perceived wrongdoing by any key member of our management team, among other things, could substantially damage our reputation regardless of their merits, and cause us to incur significant costs to defend ourselves. Moreover, any negative media publicity about the freight forwarding industry in general or service quality problems of other firms in the industry in which we operate, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain customers, third-party partners, and key employees could be harmed and, as a result, our business, financial position, and results of operations would be materially and adversely affected.

We may not be able to obtain finance from time to time to fund our operations and maintain growth.

In order to fund our operations and maintain our growth or expand our business, we may need to obtain future funding including equity financing or banking facilities from our banks from time to time. However, we may face the limitation of not having sufficient assets to pledge to secure additional debt financing. Further, there may be occasions where we are unable to obtain financing at commercial terms favorable or acceptable to us or at all. If these circumstances arise, our business, results of operations, and growth could be compromised.

Uncertainties relating to the growth and profitability of the e-Commerce industry could adversely affect our revenues and business prospect.

As part of our growth strategy, we plan to expand our services to customers focusing on cross-border e-Commerce or its related logistics services. The long-term viability and prospects of various e-Commerce business models remain relatively untested. The future results of operations of the e-Commerce platforms will depend on numerous factors affecting the development of the e-Commerce industry, which may be beyond our control, such as (i) the trust and confidence level of e-Commerce consumers, as well as changes in customer demographics and consumer tastes and preferences; (ii) the selection, price and popularity of products as well as promotions that the e-Commerce platforms offer online; (iii) whether alternative retail channels or business models that better address the needs of consumers; and (iv) the development of fulfillment, payment and other ancillary services associated with online purchases. A decline in the popularity of e-Commerce may adversely affect the business prospects of our customers, such as cross-border e-Commerce platforms, freight forwarders focusing on e-Commerce logistics services, and thus ultimately our revenue and business prospects may be adversely affected.

Our growth prospects may be limited if we do not successfully implement our future plans and growth strategy.

Our growth is based on assumptions of future events which include (a) the continuous growing prevalence of e-Commerce; (b) our ability to develop our industry network with airlines and other freight forwarders for and co-loading activities; (c) the effectiveness of our management effort in overseeing our expansion; (d) continuous growth of the U.S. freight forwarding market; and (e) our ability to retain key staff in the management and the operational departments. Furthermore, our future business plans may be hindered by other factors that are beyond our control, such as competition within the freight forwarding industries and market conditions. Therefore, there is no assurance that any of our future business plans will materialize or result in the conclusion or execution of any agreement within the planned timeframe, or that our objectives will be fully or partially accomplished.

Our prospects must be considered in light of the risks and challenges which we may encounter in various stages of the development of our business. If the assumptions which underpin our future plans prove to be incorrect, our future plans may not be effective in enhancing our growth, in which case our business, financial condition and results of operations may be adversely affected.

We may grow, in part, through acquisitions, which involve various risks, and we may not be able to identify or acquire companies consistent with our growth strategy or successfully integrate acquired businesses into our operations.

We may intend to pursue opportunities to expand our business by acquiring other companies in the future. Acquisitions involve risks, including those relating to:

●	identification of appropriate acquisition candidates;

●	negotiation of acquisitions on favorable terms and valuations;

●	integration of acquired businesses and personnel;

●	integration of information technology systems;

●	implementation of proper business and accounting controls;

●	ability to obtain financing, at favorable terms or at all;

●	diversion of management attention;

●	retention of employees and customers;

●	non-employee driver attrition;

●	unexpected liabilities;

●	detrimental issues not discovered during due diligence.

Acquisitions also may affect our short-term cash flow and net income as we expend funds, potentially increase indebtedness and incur additional expenses. If we are not able to identify or acquire companies consistent with our growth strategy, or if we fail to successfully integrate any acquired companies into our operations, we may not achieve anticipated increases in revenue, cost savings and economies of scale, our operating results may actually decline and acquired goodwill and intangibles may become impaired.

We are dependent on our senior management team and other key employees, and the loss of any such personnel could materially and adversely affect our business, operating results and financial condition.

We believe that our performance and success is, to a certain extent, attributable to the extensive industry knowledge and experience of our key executives and personnel. Our continued success is dependent, to a large extent, on the ability to attract and retain the services of the key management team. However, competition for key personnel in our industry is intense. We may not be able to retain the services of our directors or other key personnel, or attract and retain high-quality personnel in the future. If any of our key personnel departs from us, and we are not able to recruit a suitable replacement with comparable experience to join us on a timely basis, our business, operations and financial condition may be materially and adversely affected.

Increasing labor cost and labor shortage in our industry may affect our business, financial conditions and results of operations.

The economy in Hong Kong and globally has experienced general increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong and certain other regions are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to pay various statutory employee benefits, including mandatory provident fund to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to fines and other penalties.

Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We and our network partners compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive salaries and benefits compared to them.

Because the freight forwarding industry is a labor-intensive industry, we cannot assure that we will not experience any labor shortage for our services or that our labor costs will not continue to increase in the future. Market participants in the freight forwarding industry of Hong Kong have suffered from shortage of labor and are confronted with an increase in labor costs, which tends to constrain the sustainable development of the freight forwarding industry. If we fail to retain our existing labor and/or recruit sufficient staff at the expected rate in a timely manner, we may not be able to shift the extra costs to our customers. As such, the increasing labor costs and labor shortage may adversely affect our business, financial conditions and results of operations.

The freight forwarding industry in which we operate is highly fragmented and competitive and there can be no assurance that we can compete successfully in the future and adequately address the downward pricing pressure.

The freight forwarding industry in which we operate is highly competitive, fragmented and historically have few barriers to entry. We compete with a large number of other asset-light freight forwarders, asset-based carriers, and integrated logistics companies. Our competitors range from small operators that compete within a limited geographic area to companies with substantially greater financial and other resources, including greater freight capacity. In addition, our suppliers, such as major airlines and shipping liners have also set up subsidiaries to offer freight forwarding services and logistics services and our customers could bring in-house some of the services we provide to them.

Competition from other freight forwarders within the market may adversely affect our customer base and market share. Many of our competitors periodically reduce their rates to unusually low levels in order to gain business, especially during times of economic decline. Although such predatory pricing strategy is unsustainable in the long-term, it may adversely affect our business in the short-term. Furthermore, the freight forwarding industry continues to consolidate. As a result of consolidation, our competitors may increase their market share and improve their financial capacity and may strengthen their competitive positions. Business combinations could also result in competitors providing a wider variety of services at competitive prices, which could adversely affect our financial performance. We may lose key members of our management team and experienced employees (in particular those from our sales force who have established relationships with our key customers) to our competitors.

As a result, we may not be able to compete effectively with our existing or potential competitors. The competitive pressures may cause a decrease in our volume of freight and compel us to adopt a more competitive pricing strategy by lowering our profit margin in order to maintain our customer base and market share. There can be no assurance that we can compete successfully over other industry players for customers in the future. If we are unable to maintain our customer base, our business, financial condition and results of operations could be adversely affected.

If our merchant and non-freight forwarders customers are able to reduce their logistics and supply chain costs or increase utilization of their internal solutions, our business and operating results may be materially and adversely affected.

A major driver for merchants’ customers to use third-party logistics and supply chain service providers is the high cost and degree of difficulty associated with developing in-house logistics and supply chain expertise and operational efficiencies. If, however, our customers are able to develop their own logistics and supply chain solutions, increase utilization of their in-house supply chain, reduce their logistics spending, or otherwise choose to terminate our services, our logistics and supply chain management business and operating results may be materially and adversely affected.

Volatility in fuel prices, shortages of fuel or the ineffectiveness of our fuel surcharge program can have a material adverse effect on our results of operations and profitability.

We are subject to risks associated with the availability and price of fuel. Fuel prices have fluctuated dramatically over recent years. Future fluctuations in the availability and price of fuel could adversely affect our results of operations. Fuel availability and prices can be impacted by factors beyond our control, such as natural or man-made disasters, adverse weather conditions, political events, economic sanctions imposed against oil-producing countries or specific industry participants, disruption or failure of technology or information systems, price and supply decisions by oil producing countries and cartels, terrorist activities, armed conflict, tariffs, sanctions, other changes to trade agreements and world supply and demand imbalance. There can be no assurance that our fuel surcharge revenue programs will be effective in the future as the fuel surcharge may not capture the entire amount of the increase in fuel prices. Additionally, decreases in fuel prices reduce the cost of transportation services and accordingly, could reduce our revenues and may reduce margins for certain lines of business. In addition to changing fuel prices, fluctuations in volumes and related load factors may subject us to volatility in our fuel surcharge revenue. Fuel shortages, changes in fuel prices and the potential volatility in fuel surcharge revenue may adversely impact our results of operations and overall profitability.

Natural disasters, acts of God, wars, epidemics and other events may adversely affect our business operations, financial condition and results of operations.

Natural disasters, acts of God, wars, terrorist attacks, epidemics, material interruptions in service or stoppages in transportation and other events which are beyond our control may adversely affect local economies, infrastructures, airports, port facilities and international trade. They may also cause casualty to our employees, closure of ports or airports and disruptions to cargo flows, any of which could materially and adversely affect our results of operations and financial position. Harsh weather could also reduce our ability to transport freight, which could result in decreased revenues. Any of such occurrences of natural disasters or the outbreak of avian influenza, severe acute respiratory syndrome, the influenza A (H1N1), H7N9 or another epidemic could cause severe disruption to our daily operations, and may even require a temporary closure. Severe outbreaks of contagious diseases or epidemics such as coronavirus, avian influenza, swine influenza, severe acute respiratory syndrome (SARS) and Middle East respiratory syndrome (MERS) could lead to widespread health crises which may materially and adversely affect the regional and national economy. In particular, the COVID-19 pandemic have caused severe disruption to our daily operations, and may even require a temporary closure. Such closures may disrupt our business operations and adversely affect our results of operations. If any of our employees is suspected of having contracted a contagious disease, we may be required to apply quarantines or suspend our operations. Our operation could also be disrupted if our suppliers, customers or business partners were affected by such natural disasters or health epidemics.

In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Hong Kong economy in general. A prolonged outbreak of any illnesses or other adverse public health developments in Hong Kong or elsewhere in the world could have a material adverse effect on our business operations. Such outbreaks could severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our headquarter is located in Hong Kong, where our management and employees currently reside. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Hong Kong or cause travel restriction in or out of Hong Kong or its surrounding areas, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations. The war in Ukraine has had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which in turn is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets. We do not have any operation or business in Russia or Ukraine, however, we may potentially be indirectly adversely impacted any significant disruption it has caused and may continue to escalate. Any one or more of these events may impede our operation and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

Any of these factors and other factors beyond our control could have an adverse effect on our business, financial condition and results of operations.

If we fail to maintain our information technology systems, or if we fail to successfully implement new technology or enhancements, we may be at a competitive disadvantage and experience a decrease in revenues.

Our freight forwarding services are heavily dependent on our ability to communicate and manage the information related to the operation of freight forwarding business effectively. We rely on our current freight operations and accounting system to maintain our electronic system and database. Our system allows our staff to record and review the details of customers’ cargo space bookings, flight and shipping schedule and other related information of shipment. Moreover, we also rely on our warehousing management system for our provision of ancillary logistics services to manage our operation of our warehouse, including export shipments, invoicing and costing, reporting and transportation.

While we take measures to ensure the security of our IT systems, our systems are susceptible to outages from fire, floods, power loss, telecommunications failures, data leakage, human error, hacking and break-ins, cyber-attacks and similar events. The occurrence of any of these events could disrupt or damage our information technology systems and hamper our internal operations, disable our ability to handle the bookings of customers efficiently or at all, and adversely impact our customer service, volumes, and revenues and result in increased cost. In addition, we may be required to incur significant costs to protect against damage caused by the possible disruptions or security breaches in the future.

As we rely on our information technology systems to efficiently run our business, they are also the key components of our growth strategy and competitive advantage. We plan to enhance our information technology system in relation to freight forwarding services to improve our efficiency and facilitate the forecast in customers’ demand and planning of sourcing cargo space. We expect our customers to continue to demand more sophisticated, fully integrated information systems from their transportation providers. To keep pace with changing technologies and customer demands, we must correctly interpret and address market trends and enhance the features and functionality of our information technology systems in response to these trends, which may lead to significant ongoing software development costs. We may be unable to accurately determine the needs of our customers and the trends in the freight forwarding services industry or to design and implement the appropriate features and functionality of our information technology systems in a timely and cost-effective manner, which could put us at a competitive disadvantage and result in a decline in our efficiency, decreased demand for our services and a corresponding decrease in our revenues. In addition, we could incur software development costs for technology that is ultimately not deployed and thus, would require us to write-off these costs, which would negatively impact our financial results. Furthermore, as technology improves, our customers may be able to find alternatives to our services for matching shipments with available freight hauling capacity.

Our business is subject to cybersecurity risks. A cyberattack may disrupt our operations and compromise the personal data of our customers.

Our operations depend on effective and secure information technology systems. Threats to information technology systems, including as a result of cyber-attacks and cyber incidents, continue to grow. Cybersecurity risks could include, but are not limited to, malicious software, attempts to gain unauthorized access to our data and the unauthorized release, corruption or loss of our data and personal information, interruptions in communication, loss of our intellectual property or theft of our sensitive or proprietary technology, loss or damage to our data delivery systems, or other electronic security, including with our property and equipment.

These cybersecurity risks could:

●	Disrupt our operations and damage our information technology systems,

●	Subject us to various penalties and fees by third parties,

●	Negatively impact our ability to compete,

●	Enable the theft or misappropriation of funds,

●	Cause the loss, corruption or misappropriation of proprietary or confidential information, expose us to litigation and

●	Result in injury to our reputation, downtime, loss of revenue, and increased costs to prevent, respond to or mitigate cybersecurity events.

If a cybersecurity event occurs, it could harm our business and reputation and could result in a loss of customers. Likewise, data privacy breaches by employees and others who access our systems may pose a risk that sensitive customer or vendor data may be exposed to unauthorized persons or to the public, adversely impacting our customer service, employee relationships and our reputation.

While we continue to make efforts to evaluate and improve our systems and particularly the effectiveness of our security program, procedures and systems, it is possible that our business, financial and other systems could be compromised, which could go unnoticed for a prolonged period of time, and there can be no assurance that the actions and controls that we implement, or which we cause third-party service providers to implement, will be sufficient to protect our systems, information or other property. Additionally, customers or third parties whom we rely on face similar threats, which could directly or indirectly impact our business and operations. The occurrence of a cyber-incident or attack could have a material adverse effect on our business, financial condition and results of operations.

We cannot assure that the insurance policies we have taken out are always able to cover all losses we sustain during the course of our business operations.

We maintain Freight Forwarder Liability insurance policies against cargo transportation losses and freight forwarder errors and omissions. We also maintain insurance coverage of employee’s compensation, and public liability insurance. Because of these significant self-insured exposures, insurance and claims expense may fluctuate significantly from period-to-period. Additionally, our ability to obtain and maintain adequate insurance and the cost of such insurance may be affected by significant claims and conditions in the insurance market over which we have no control.

We cannot assure that the insurance policies we have taken out are always able to cover all losses we sustain during the course of our business operations as it is not always possible to accurately predict and quantify how much loss we will suffer from potential claims. We may fail to establish sufficient insurance reserves and adequately estimate for future insurance claims. In the case of an uninsured loss or a loss in excess of insured limit, we may be required to pay for losses, damages and liabilities out of our own funds. The occurrence of an event that is not fully covered by insurance, the loss of insurance coverage or a material increase in the cost of insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Fluctuations in exchange rates could result in foreign currency exchange losses, which may adversely affect our financial condition, results of operations and cash flows.

We are exposed to certain foreign exchange risks in respect of depreciation or appreciation amongst the currencies other than our functional currency. The value of Hong Kong dollar against Renminbi and other currencies may fluctuate and is affected by, among other things, the policies of the PRC government and changes in the PRC’s and international political and economic conditions. Since a significant portion of customers are from Mainland China, any future exchange rate volatility relating to Renminbi may lead to uncertainties in the value of our earnings.

It is difficult to predict how market forces or Hong Kong, Mainland China, the U.S. or other government policies may impact the exchange rate among Hong Kong dollar, Renminbi, U.S. dollar and other currencies in the future. To the extent that we need to convert U.S. dollars we receive from the consummation of the Business Combination into Hong Kong dollars for our operations, appreciation of the Hong Kong dollar against the U.S. dollar would have an adverse effect on the Hong Kong dollar amount we would receive. Moreover, fluctuation in the exchange rate will affect the relative value of earnings from and the value of any foreign currency-denominated investments we make in the future. Shall we face significant volatility in these foreign exchange rates and we cannot procure any specific foreign exchange control measures to mitigate such risks, our results of operations and financial performance shall be adversely affected.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.8 to US$1.0. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Our business is subject to various laws and regulations around the world; failure to comply with these provisions, as well as any adverse changes in applicable laws and regulations, may restrict or prevent us from doing business in certain countries or jurisdictions, require us to incur additional costs in operating our business or otherwise materially adversely affect our business.

The supply chain management services we provide are regulated by various governmental authorities around the world. A failure to comply with applicable laws and regulations and maintain appropriate authorizations could result in substantial fines, operational restrictions or possible revocations of authority to conduct operations, which could have a material adverse impact on our business, results of operations and financial condition. Future regulations or changes in existing regulations, or in the interpretation or enforcement of regulations, could require us or our customers to incur additional capital or operating expenses or modify business operations to achieve or maintain compliance. For example, the global responses to terrorist threats have resulted in a proliferation of cargo security regulations which have created a marked difference in the security arrangements required to move shipments around the globe, and we expect regulations to become more stringent in the future.

In addition, due to the cross-border nature of our activities and the large number of countries in which we operate, we must continually monitor our compliance with anti-corruption laws (such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act), trade control and sanctions laws and regulations (including those promulgated and enforced by the Office of Foreign Assets Controls and by other national and supranational institutions), and antitrust and competition laws. Recent years have seen a substantial increase in global enforcement of these laws, with more frequent voluntary self-disclosures by companies, industry-wide investigations and criminal and civil enforcement proceedings by U.S. and other government agencies resulting in substantial fines and penalties. We may be subject to criminal and civil penalties and other remedial measures as a result of any violation of such laws and regulations, which could have a material adverse effect on our business, results of operations and financial condition. While we have in place policies and procedures relating to compliance with these laws, there can be no assurance that our internal policies or procedures will work effectively to ensure that we comply with such laws and regulations all of the time or to protect us against liability under such laws and regulations for actions taken by our employees or by our third-party service providers (or their subcontractors) with respect to our business, which may be outside our direct control or knowledge.

We have identified a material weakness in our internal control over financial reporting. If we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.

Prior to the Business Combination, we were a private company with limited accounting and financial reporting personnel and other resources with which we addressed our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of our consolidated financial statements included in this prospectus, we identified one material weakness in its internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. The material weakness that has been identified related to insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP and our lack of internal audit function to establish formal risk assessment process and internal control framework. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that us include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the Ordinary Shares, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

As a public company, we have incurred and expect to continue to incur significant legal, accounting and other expenses. For example, as a public company, we need to meet the applicable requirement of Nasdaq for independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

After we are no longer an “emerging growth company,” we may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

Risks Related to our Ordinary Shares

Our securities may be prohibited from being traded in the United States under the Holding Foreign Companies Accountable Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreased the number of “non-inspection years” from three years to two years, and thus, reduced the time before our securities may be prohibited from trading or delisted. The delisting of our securities, or the threat of them being delisted, may materially and adversely affect the value of your investment.

Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm located in a jurisdiction that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit the securities of the issuer from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which, among other things, reduced the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two years. The decrease in non-inspection years would reduce the time period before our securities may be prohibited from trading or delisted if the PCAOB determines that it is unable to inspect or investigate completely registered public accounting firms located in Hong Kong, China, under the HFCAA.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China or Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

WWC, P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as a firm headquartered in California and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards with the last inspection in December 2023, and as of the date of this prospectus, our auditor is not subject to the PCAOB determinations. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. With respect to audits of companies with operations in China or Hong Kong, such as the Company, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in Hong Kong or China without the approval of Chinese authorities. Whether the PCAOB will be able to conduct inspections of our auditor, including but not limited to inspection of the audit working papers related to us, in the future is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

We cannot be sure that an active trading market will develop for the Ordinary Shares.

Prior to the Business Combination, we had not issued any securities in the U.S. markets or elsewhere nor had there been extensive information about us, our businesses, or our operations publicly available. The listing of the Ordinary Shares on the Nasdaq does not ensure that a market for the Ordinary Shares will develop or the price at which the Ordinary Shares will trade. No assurance can be provided as to the demand for or trading price of the Ordinary Shares.

Even if we are successful in developing a public market, there may not be enough liquidity in such market to enable shareholders to sell their Ordinary Shares. If an active trading market for the Ordinary Shares does not develop, investors may not be able to re-sell their Ordinary Shares, rendering their shares illiquid and possibly resulting in a complete loss of their investment. We cannot predict the extent to which investor interest in our company will lead to the development of an active, liquid trading market. The trading price of and demand for the Ordinary Shares and the development and continued existence of a market and favorable price for the Ordinary Shares will depend on a number of conditions, including the development of a market following, including by analysts and other investment professionals, our businesses, operations, results and prospects, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings and developments or other factors. These and other factors may impair the development of a liquid market and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for the Ordinary Shares to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise negatively affect the price and liquidity of the Ordinary Shares. Many of these factors and conditions are beyond the control of us and shareholders.

The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to you. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

The trading price of our Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. The market price of our Ordinary Shares may be volatile, both because of actual and perceived changes in our financial results and prospects, and because of general volatility in the stock market. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Ordinary Shares. Factors that could cause fluctuations in the trading price of our securities include the following:

●	actual or anticipated fluctuations in our financial condition or results of operations;

●	variance in our financial performance from expectations of securities analysts;

●	changes in our projected operating and financial results;

●	changes in laws or regulations applicable to our business;

●	announcements by us or our competitors of significant business developments, acquisitions or new offerings;

●	sales of our securities by us, our shareholders, as well as the anticipation of lockup releases;

●	significant breaches of, disruptions to or other incidents involving our information technology systems or those of our business partners;

●	our involvement in litigation;

●	conditions or developments affecting the solar power industry in our major markets;

●	changes in senior management or key personnel;

●	the trading volume of our securities;

●	changes in the anticipated future size and growth rate of our markets;

●	publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

●	general economic and market conditions;

●	Changes in international trade policies, trade disputes, barriers to trade, or the emergence of the trade war and;

●	other events or factors, including those resulting from war, incidents of terrorism, global pandemics (such as COVID-19), currency fluctuations, natural disasters or responses to these events, including with respect to potential operational disruptions, labor disruptions, increased costs, and impacts to demand related thereto.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will trade.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial conditions or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional shares of Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

Furthermore, employees and directors of the Company have granted equity awards under the 2024 Plan. You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercised, as applicable, for the Company’s Ordinary Shares. Sales of Ordinary Shares by holders after the vesting of awards or holders of options who have exercised their options under any incentive plan that the Company may in the future implement could also cause the price of the Company’s Ordinary Shares to fall.

Volatility in our share price could subject us to securities class action litigation.

The market price of our Ordinary Shares may be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. We may be the target of securities class action litigation and investigations. Securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could adversely affect our business, financial condition and results of operations.

If securities and industry analysts do not publish research or publish inaccurate or unfavorable research or cease publishing research about us, the price and trading volume of our securities could decline significantly.

The trading market for the Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage us, the trading price for the Ordinary Shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our securities or publish inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts cease coverage or fail to publish reports on us, demand for the Ordinary Shares could decrease, which might cause our share price and trading volume to decline.

Our issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders.

We expect to issue additional share capital in the future that will result in dilution to all other shareholders. We expect to grant equity awards to key employees under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of the Company’s Ordinary Shares to decline.

Exercise of the Unit Purchase Option could increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

Following the consummation of the Business Combination, we have assumed the Unit Purchase Option (as defined below) that AIB sold to Maxim Group LLC, for $100, which consists of an option to purchase up to a total of 431,250 Option Units (as defined below) exercisable, in whole or in part, at $11.00 per unit, commencing on the consummation of the Business Combination (the “Unit Purchase Option”). The Unit Purchase Option may be exercised for cash or on a cashless basis, at the holder’s option, and expires five years from January 18, 2022. Upon exercise, each unit (the “Option Unit”) contains one Ordinary Share and one right. Each right, upon automatic conversion at issuance, entitles the holder thereof to receive one-tenth (1/10) of an Ordinary Share upon the consummation of the Business Combination. To the extent the Unit Purchase Option are exercised, additional Ordinary Shares will be issued, which will result in dilution to our then existing shareholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could depress the market price of our Ordinary Shares.

It is not expected that we will pay dividends in the foreseeable future.

It is expected that we will retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, it is not expected that we will pay any cash dividends in the foreseeable future.

Our board of directors has complete discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by the board of directors. There is no guarantee that our shares will appreciate in value or that the trading price of the shares will not decline.

The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, listing requirements of Nasdaq and other applicable securities rules and regulations. As such, we have incurred and expect to continue to incur relevant legal, accounting and other expenses, and these expenses may increase even more if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. These laws and regulations may increase our legal and financial compliance costs and render our certain business activities more time-consuming and costly.

Some members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing our growth strategy, which could prevent the improvement of our business, financial condition and results of operations. Furthermore, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and consequently we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and prospects. These factors could also make it more difficult to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, compensation committee and nominating committee, and qualified executive officers.

As a result of disclosure of information in this prospectus, the prospectus we filed in connection with the Business Combination and in other filings required of a public company, our business and financial condition has and will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be adversely affected, and, even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on our business, financial condition, results of operations, prospects and reputation.

We are a foreign private issuer and are not subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

As a foreign private issuer, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (1) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (2) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (3) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (4) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we expect to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, you may receive less or different information about us than you would receive about a U.S. domestic public company.

As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to Nasdaq rules for shareholder meeting quorums and shareholder approval requirements. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, a majority of our assets are located in the U.S., or our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. A U.S.-listed public company that is not a foreign private issuer will incur significant additional legal, accounting and other expenses that a foreign private issuer will not incur.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

We are an exempted company incorporated in the Cayman Islands. Nasdaq market rules permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies.

Among other things, we are not required to: (1) have a majority-independent board of directors; (2) have a compensation committee consisting of independent directors; (3) have a nominating committee consisting of independent directors; (4) have regularly scheduled executive sessions with only independent directors each year; or (5) obtain shareholder approval prior to the issuance of additional shares in certain circumstances in accordance with Rule 5635 of the Nasdaq Stock Market Rules.

We may also follow the home country practice for certain other corporate governance practices in the future, which may differ from the requirements of the Nasdaq Stock Market. If we choose to follow the home country practice, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market Rules applicable to U.S. domestic issuers.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel are not experienced in managing a public company and will be required to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of the Business Combination, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult or costly for us to find qualified persons to serve on our board of directors or as executive officers as a public company. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We may be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders of our Ordinary Shares or warrants.

Depending on the value of our assets, which is determined based, in part, on the market value of our Ordinary Shares, and the nature of our assets and income over time, we could be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our income and assets and the market value of our Ordinary Shares, we believe that we were not a PFIC for the taxable year ended December 31, 2024.

There can be no assurance regarding our PFIC status for the current taxable year or foreseeable future taxable years, however, because our PFIC status is a factual determination made annually that will depend, in part, upon the composition of our income and assets. The value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined in part by reference to the market price of our Ordinary Shares from time to time (which may be volatile). Because we will generally take into account our current market capitalization in estimating the value of our goodwill and other unbooked intangibles, our PFIC status for the current taxable year and foreseeable future taxable years may be affected by our market capitalization. Recent fluctuations in our market capitalization create a material risk that we may be classified as a PFIC for the current taxable year and foreseeable future taxable years. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which could cause us to become classified as a PFIC for the current or subsequent taxable years.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined below) holds our Ordinary Shares or warrants, the U.S. Holder may be subject to certain adverse U.S. federal income tax consequences. Additionally, if we are a PFIC for any taxable year during which U.S. Holders hold our Ordinary Shares or warrants, we would generally continue to be treated as a PFIC with respect to such U.S. Holders even if we do not satisfy either of the above tests to be classified as a PFIC in a subsequent taxable year. .

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

●	If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Risks Related to This Offering

A sale of a substantial number of Ordinary Shares by the Selling Shareholders could cause the price of our Ordinary Shares to decline.

The Selling Shareholders can sell, under this prospectus, up to 15,996,648 Ordinary Shares, constituting approximately 82.9% of our outstanding Ordinary Shares on a fully diluted basis (assuming and after giving effect to the issuance of 10,664,432 Ordinary Shares upon exercise of the Warrants). Depending on the price, other securityholders may have paid significantly more than the Selling Shareholder for any Ordinary Shares they may have purchased in the open market based on variable market price. All the PIPE Shares offered in this prospectus may be resold for so long as the registration statement, of which this prospectus forms a part, is available for use. The sale of all or a portion of the PIPE Shares being offered in this prospectus could result in a significant decline in the public trading price of our securities. Despite such a decline in the public trading price, some of the Selling Shareholders may still experience a positive rate of return on the PIPE Shares they purchased due to the price at which such Selling Shareholder initially purchased the PIPE Shares.

In addition, the resale, or expected or potential resale, of a substantial number of shares of our Ordinary Shares in the public market, including the Ordinary Shares registered in this registration statement, could occur at any time. Such sales, or the perception that such sales could occur, could adversely affect the market price for our Ordinary Shares and make it more difficult for you to sell your holdings at times and prices that you determine are appropriate. Furthermore, we expect that, because there is a large number of shares being registered pursuant to the registration statement of which this prospectus forms a part, the Selling Shareholders will continue to offer such securities covered thereby pursuant to this prospectus or pursuant to Rule 144 for a significant period of time, the precise duration of which cannot be predicted. Accordingly, the adverse market and price pressures resulting from an offering pursuant to the registration statement may continue for an extended period of time.

If we cannot continue to satisfy the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our Ordinary Shares are listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. We may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

On October 20, 2024, we received a notice from Nasdaq that we failed to comply with the minimum closing bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules as the closing bid price per Ordinary Share had been below US$1.00 for a period of 30 consecutive business days. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, we were given two compliance periods of 180 calendar days to regain compliance with Nasdaq’s minimum bid price requirement.

To regain compliance with Nasdaq Marketplace Rule 5550(a)(2), on September 5, 2025, the board of directors approved a reverse stock split (the “Reverse Stock Split”) at a ratio of one (1) new share for every eight (8) issued and outstanding ordinary shares, and determined that the Reverse Stock Split would become legally effective on October 6, 2025. Trading of the Company’s ordinary shares of US$0.0008 par value each on a split-adjusted basis on the Nasdaq Capital Market was effective from the open of business on October 13, 2025. By letter dated October 27, 2025, Nasdaq informed the Company it was back in compliance with the listing requirement.

Given that a substantial number of Ordinary Shares will be resold in this Offering, this Offering could cause the bid price of our Ordinary Shares to become below the minimum bid price of $1 per share. Because the Company has declared a reverse stock split during the last 12 months, if it should become out of compliance with the minimum bid price standard, it would not be given any compliance period and Nasdaq could proceed to immediate delisting. Nasdaq also limits the number of reverse stock splits done in any two-year period as well. If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Share is a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

You may experience future dilution as a result of future equity offerings or acquisitions.

In order to raise additional capital, we may in the future offer additional Ordinary Shares or other securities convertible into or exchangeable for our Ordinary Shares at prices that may not be the same as the price per share in this offering. We may sell shares or other securities in any future offering at a price per share that is less than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing shareholders. The price per share at which we sell additional Ordinary Shares, or securities convertible or exchangeable into our Ordinary Shares, in future transactions or acquisitions may be higher or lower than the price per share paid by investors in this offering.

FINRA sales practice requirements may limit a shareholder’s ability to buy and sell our securities.

Effective June 30, 2020, the SEC implemented Regulation Best Interest requiring that “A broker, dealer, or a natural person who is an associated person of a broker or dealer, when making a recommendation of any securities transaction or investment strategy involving securities (including account recommendations) to a retail customer, shall act in the best interest of the retail customer at the time the recommendation is made, without placing the financial or other interest of the broker, dealer, or natural person who is an associated person of a broker or dealer making the recommendation ahead of the interest of the retail customer.” This is a significantly higher standard for broker-dealers to recommend securities to retail customers than before under prior suitability rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”). FINRA suitability rules do still apply to institutional investors and require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending securities to their customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information, and, for retail customers, determine that the investment is in the customer’s “best interest,” and meet other SEC requirements. Both SEC Regulation Best Interest and FINRA’s suitability requirements may make it more difficult for broker-dealers to recommend that their customers buy speculative, low-priced securities. They may affect investing in our Ordinary Shares, which may have the effect of reducing the level of trading activity in our securities. As a result, fewer broker-dealers may be willing to make a market in our Ordinary Shares, reducing a shareholder’s ability to resell Ordinary Shares.

An investment in our securities is speculative, and there can be no assurance of any return on any such investment.

Investors are cautioned that an investment in the securities offered hereby is highly speculative and involves a significant degree of risk. The success of our business and the ability to achieve our business goals and objectives, as outlined in this prospectus, are subject to numerous uncertainties, contingencies and risks. As such, there is no assurance that investors will realize a return on their investment or that they will not lose their entire investment. Potential investors should carefully consider whether such a speculative investment is suitable for their financial situation and investment objectives before purchasing securities.

Investors who buy Ordinary Shares from the Selling Shareholder at different times will likely pay different prices.

The Selling Shareholders may resell all, some or none of the Ordinary Shares in this offering at any time or from time to time in its sole discretion and at different prices. As a result, investors who purchase shares from the Selling Shareholders in this offering at different times will likely pay different prices for those shares, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from the Selling Shareholders in this offering as a result of future sales made by us to the Selling Shareholders at prices lower than the prices such investors paid for their shares in this offering.

You should consult your own independent tax advisor regarding any tax matters arising with respect to the securities offered in connection with this offering.

Participation in this offering could result in various tax-related consequences for investors. All prospective purchasers of the resold securities are advised to consult their own independent tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences relevant to the purchase, ownership and disposition of the resold securities in their particular situations.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions, and the availability of professional and support services. The Cayman Islands, however, has a less developed body of securities laws as compared to the U.S. and provides significantly less protection for investors than the U.S. Additionally, Cayman Islands companies may not have standing to sue in the federal courts of the U.S.

Most of our operations are conducted in Hong Kong, and most of our assets are located in Hong Kong. In addition, substantially all of our directors and officers are nationals or residents of Hong Kong, and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or securities laws of any U.S. state.

We have appointed Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the U.S. federal securities laws or securities laws of any U.S. state or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

We have been advised by Harney Westwood & Riegels that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Grand Court of the Cayman Islands will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America, or the “Foreign Court”, of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands may also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court of the Cayman Islands will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The courts of the Cayman Islands are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A court of the Cayman Islands may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court of the Cayman Islands may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

We have been advised by our Hong Kong counsel, Stevenson, Wong & Co., that judgments of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. A foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the Ordinary Shares by the Selling Shareholders, but will receive proceeds from the exercise of the Warrants if the Warrants are exercised for cash, which proceeds will be used for working capital and other general corporate purposes. All net proceeds from the sale of the Ordinary Shares will go to the Selling Shareholders.

We will bear all costs, expenses and fees in connection with the registration of the Ordinary Shares offered by the Selling Shareholders pursuant to this prospectus, whereas the Selling Shareholders will bear all incremental selling expenses, including commissions, brokerage fees and other similar selling expenses.

We will, however, receive the proceeds from the exercise of Warrants to the extent such Warrants are exercised for cash. Each Warrant entitles the holder thereof to purchase two Ordinary Shares at an initial exercise price of $2.16 per Ordinary Share. We believe that the likelihood that a Selling Shareholder will determine to exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Ordinary Shares. If the market price for our Ordinary Shares is less than $2.16 per share, we believe that the Selling Shareholders will be unlikely to exercise any of their Warrants, and accordingly, we will not receive any such proceeds. Conversely, we believe the Selling Shareholders are more likely to exercise their Warrants the higher the price of our Ordinary Shares is above $2.16 per share. On November 28, 2025, the closing price of our Ordinary Shares was $4.07 per share, which is below the exercise price of the Warrants. There is no assurance that the Warrants will be “in the money” prior to their expiration or that the Selling Shareholders will exercise their Warrants. To the extent that any Warrants are exercised on a cashless basis, the amount of cash we would receive from the exercise of the Warrants will decrease.

DIVIDEND POLICY

We have not declared or paid any dividends. We do not have any present plan to pay any cash dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our holding company relies on dividends paid by our operating subsidiaries for its cash requirements, including funds to pay any dividends and other cash distributions to its shareholders, service any debt it may incur and pay its operating expenses. Our holding company’s ability to pay dividends in the future to its shareholders will depend on, among other things, the availability of dividends from our operating subsidiaries. Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

The holders of Ordinary Shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our board of directors). Our Amended and Restated Memorandum and Articles of Association provide that dividends may be declared and paid out of our lawfully available funds. Under the laws of the Cayman Islands, we may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in our being unable to pay our debts as they fall due in the ordinary course of business.

Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of the Company’s board of directors and will depend upon such factors as earnings levels, capital requirements, contractual restrictions, the Company’s overall financial condition, available distributable reserves and any other factors deemed relevant by the Company’s board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profits (including retained earnings) or share premium, provided that in no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of its business.

Even if the Company’s board of directors decides to pay dividends, the form, frequency and amount will depend upon the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Company’s board of directors may deem relevant. In addition, the Company is a holding company and depend on the receipt of dividends and other distributions from its subsidiaries to pay dividends on the Company’s Ordinary Shares. When making recommendations on the timing, amount and form of future dividends, if any, the Company’s board of directors will consider, among other things:

●	the Company’s results of operations and cash flow;

●	the Company’s expected financial performance and working capital needs;

●	the Company’s future prospects;

●	the Company’s capital expenditures and other investment plans;

●	other investment and growth plans;

●	dividend yields of comparable companies globally;

●	restrictions on payment of dividend that may be imposed on us by financing arrangements; and

●	the general economic and business conditions and other factors deemed relevant by our board of directors and statutory restrictions on the payment of dividends.

DETERMINATION OF OFFERING PRICE

The Selling Shareholders will offer the Ordinary Shares at the prevailing market prices or a privately negotiated price as they may determine from time to time.

The offering price of our Ordinary Shares to be sold by the Selling Shareholders does not necessarily bear any relationship to our book value, assets, past operating results, financial condition, or any other established criteria of value. The facts considered in determining the offering price were our financial condition and prospects, our limited operating history and the general condition of the securities market.

In addition, there is no assurance that our Ordinary Shares will trade at market prices in excess of the offering price as prices for our Ordinary Shares in any public market will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity.

CORPORATE HISTORY AND STRUCTURE

We are an exempted company with limited liability incorporated and registered under the laws of the Cayman Islands on September 12, 2023. Our principal executive offices are located at Join-in Hang Sing Centre, No.2-16 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong, and our phone number is +852 2754-3320. Our registered office in the Cayman Islands is located at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. We maintain corporate websites at www.psi-groups.com. The information contained in, or accessible from, our websites or any other website does not constitute a part of this prospectus. Our agent for service of process in the U.S. is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

We commenced operation in 1993 with the establishment of PSIHK on May 27, 1993, and acquired BGG in March 2022. PSI owns 100% equity interest in PSI (BVI) Ltd and BGG (BVI) Ltd, each a British Virgin Islands company; PSI (BVI) Ltd holds 99.2% of PSIHK with the remainder 0.8% held by two independent individuals at 0.4% each. BGG (BVI) Ltd owns 100% of BGG.

Our holding company, PS International Group Ltd., was incorporated under the laws of Cayman Islands for the purpose of effectuating the Business Combination. Prior to the completion of the Business Combination, we did not conduct any material activities other than those incidental to our formation and the matters contemplated by the Business Combination Agreement. Following, and as a result of the Business Combination, PSI will become the wholly-owned subsidiary of PS International Group Ltd., all of our business is conducted through PSI and its subsidiaries.

The Business Combination with AIB

On July 18, 2024 (the “Closing Date”), PS International Group Ltd., a Cayman Islands exempted company (the “Company”), consummated Business Combination pursuant to the Business Combination Agreement, , by and among (i) the Company, (ii) AIB, (iii) PSI, (iv) AIB LLC (the “Sponsor”), (v) PSI Merger Sub I and (vi) PSI Merger Sub II. Pursuant to the Business Combination Agreement, (a) PSI Merger Sub I merged with and into PSI (the “First Merger”) on July 16, 2024, with PSI surviving the First Merger as a wholly-owned subsidiary of the Company and the outstanding shares of PSI being converted into the right to receive Ordinary Shares of the Company, and (b) PSI Merger Sub II merged with and into AIB (the “Second Merger”, and together with the First Merger, the “Mergers”) on July 18, 2024, with AIB surviving the Second Merger as a wholly-owned subsidiary of the Company and the outstanding securities of AIB being converted into the right to receive substantially equivalent securities of the Company.

As a result of the Mergers, (a) each of the ordinary shares of PSI that were issued and outstanding immediately prior to the effective time of the First Merger was cancelled and converted into (i) the right to receive 90% of such number of Ordinary Shares equal to the Exchange Ratio (as defined in the Business Combination Agreement), and (ii) the contingent right to receive 10% of such number of Ordinary Shares equal to the Exchange Ratio in accordance with the Business Combination Agreement and an Escrow Agreement, dated July 16, 2024 (the “Escrow Agreement”), by and between the Company, the Sponsor and Continental Stock Transfer & Trust Company, as escrow agent. Each ordinary share of AIB that was issued and outstanding immediately prior to the effective time of the Second Merger was cancelled and converted automatically into the right to receive one Ordinary Share of the Company. Each issued and outstanding right to receive one-tenth (1/10) of one Class A ordinary share of AIB (“AIB Class A Ordinary Share”) upon the completion of the Business Combination (“AIB Right”) was automatically converted into one-tenth of one Ordinary Share of the Company, provided that the Company did not issue fractional shares in exchange for the AIB Rights. As used herein, the “Exchange Ratio” equals to 100.

On July 19, 2024, Company’s Ordinary Shares commenced trading on The Nasdaq Capital Market (“Nasdaq”) under the symbol “PSIG.”

Additional Agreements in connection with the Business Combination

Lock-Up Agreements

Simultaneously with the execution of the Business Combination Agreement, the Company, the Sponsor, PSI and AIB have entered into lock-up agreements with certain shareholders of AIB and with certain holders of PSI’s securities. These lock-up agreements provide for a lock-up period commencing on the Closing Date and ending on the earlier of (i) the 6-month anniversary of the closing of the transactions contemplated by the Business Combination Agreement and (ii) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization, bankruptcy or other similar transaction that results in all of the outstanding Company’s Ordinary Shares being converted into cash, securities or other property, with respect to Company’s Ordinary Shares held by the such shareholder. The parties’ undertakings in the lock-up agreements were made as a condition to the willingness of PSI and AIB to consummate the Business Combination and as an inducement and in consideration therefor.

Support Agreement

Simultaneously with the execution of the Business Combination Agreement, the Company, AIB, PSI, the Sponsor and certain shareholders of PSI have entered into a Support Agreement (the “Support Agreement”), pursuant to which, among other things, the Sponsor and the shareholders of PSI have agreed (a) to support the adoption of the Business Combination Agreement and the approval of the Business Combination, subject to certain customary conditions, and (b) not to transfer any of their subject shares (or enter into any arrangement with respect thereto), subject to certain customary conditions. In addition, the Sponsor agreed in the Support Agreement that, to the extent the Sponsor fails to pay or otherwise discharge any “Excess SPAC Expense Amount” (defined as the amount, if any, by which the aggregate amounts payable in cash for AIB’s accrued transaction expenses at the Closing, and any loans owed by AIB to the Sponsor for transaction and other administrative costs and expenses, exceeds $1.5 million), the Sponsor shall automatically surrender to the Company and forfeit for cancellation (for no additional consideration) a quantity of Company’s Ordinary Shares otherwise due to the Sponsor at Closing equal to (i) the portion of the Excess SPAC Expense Amount that is unpaid or otherwise undischarged by the Sponsor, divided by (ii) $10.00. The parties’ undertakings in the Support Agreement were made as a condition to the willingness of PSI and AIB to consummate the Business Combination and as an inducement and in consideration therefor.

Registration Rights Agreement

Simultaneously with the execution of the Business Combination Agreement, the Company, certain shareholders of AIB and PSI, have entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the undersigned parties listed under “Investor” on the signature page thereto will be provided the right to demand registrations, piggy-back registrations and shelf registrations with respect to Registrable Securities (as defined in the Registration Rights Agreement). The Registration Rights Agreement contains customary covenants regarding registration procedures and mutual indemnification obligations, among other matters. The parties’ undertakings in the Registration Rights Agreement are made were made as a condition to the willingness of PSI and AIB to consummate the Business Combination and as an inducement and in consideration therefor.

Corporate Structure

The following diagram illustrates the corporate structure of the Company and its subsidiaries as of the date of this prospectus:

The Subsidiaries and Business Functions

PSI

PSI Group Holdings Ltd is a Cayman Islands exempted company that is the intermediate holding company of PSI (BVI), BGG (BVI), PSIG Investment (BVI) and the operating subsidiaries, and directly wholly-owned by the Company.

PSI (BVI)

PSI (BVI) Ltd is a British Virgin Islands company and a wholly owned subsidiary of PSI, holds 99.2% of PSIHK.

PSIHK

Profit Sail Int’l Express (H.K.) Limited is an operating subsidiary of the Company, was incorporated under laws of Hong Kong and commenced its operations on May 27, 1993. PSIHK is engaged in the provision of logistics and freight handling services. PSI (BVI) holds 99.2% of PSIHK, and the remaining 0.8% ownership interests were held by two independent individuals with each holding equal ownerships of 0.4% each.

BGG (BVI)

BGG (BVI) Ltd is a British Virgin Islands company and the wholly owned subsidiary of PSI, holds 100% of BGG.

BGG

Business Great Global Supply Chain Limited is a Hong Kong company that is an operating subsidiary of the Company. BGG is engaged in the provision of logistics and freight handling services.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

PSIG Investment (BVI)

PSIG Investment Limited is a British Virgin Islands company and a wholly owned subsidiary of PSI.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements for the years ended December 31, 2022, 2023, and 2024, and our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2025, and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors” and elsewhere in this prospectus. All forward-looking statements are based on information available to us on the date of this prospectus and we assume no obligation to update such statements. We caution readers not to place undue reliance on these forward-looking statements.

Overview

We are a freight forwarding service provider with networks across the globe, primarily generating revenue from the provision of air and ocean export and import freight forwarding services. Our operations are conducted through our subsidiaries in Hong Kong.

Our business is significantly influenced by global trade volumes, shipping capacity, and macroeconomic factors, particularly trade policies between the United States and China, as a substantial portion of our revenue is derived from export shipments to the United States.

The year 2024 marked a significant downturn for our business, with revenues decreasing 37.7% to $87.2 million from a peak of $140.0 million in 2023. This trend accelerated in the first six months of 2025, with revenues declining a further 41.1% to $23.2 million compared to $39.4 million in the corresponding period of 2024. Management believes this sharp decline is primarily attributable to the adverse impact of escalating U.S. tariffs on goods imported from China, which has reduced overall freight volume. This revenue pressure led to a significant compression in our gross profit and resulted in a significant loss from operations of $5.3 million in 2024 and a significant loss from operations of $1.9 million in the first half of 2025.

Despite the operational challenges, our net loss for the six months ended June 30, 2025, remained stable at approximately $0.4 million, largely due to significant, non-recurring other income from the favorable settlement of a supplier penalty claim and the reversal of a provision for staff injury compensation. These events are not indicative of our ongoing operational performance.

Strategically, we have taken steps to secure our long-term operational base by entering into agreements in March 2025 to purchase office premises and parking spaces in Hong Kong for a total consideration of approximately $5.5 million. To finance this acquisition and support future working capital needs, we have subsequently secured a mortgage loan and closed a private placement offering.1

Known Trends and Uncertainties

Our operating results are highly sensitive to U.S. trade policy. For the year ended December 31, 2024, 70.9% of our export revenue was from shipments to the United States. The decline in revenue from $140.0 million in 2023 to $87.2 million in 2024 coincided with existing trade tensions. The trend has continued and intensified. On April 2, 2025, the U.S. Government announced significant new tariffs, which were further increased on April 10, 2025. We believe these tariffs directly contributed to the 41.1% revenue decline in the first half of 2025 compared to the same period in 2024. This trend of decreased freight volume to the U.S. is a known uncertainty that is reasonably likely to continue to have a material unfavorable impact on our revenues, profitability, and cash flows from operations.

Operating Results

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2022, 2023 and 2024. This information should be read together with our consolidated financial statements and related notes included elsewhere in this document.

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Revenues	96,216,113	139,673,764	86,906,423
Revenues - Related Party	1,089,414	346,705	260,046
Revenues	97,305,527	140,020,469	87,166,469

Cost of Revenue	83,568,889	122,245,091	81,442,707
Cost of Revenue – Related Party	5,436,874	5,022,497	2,191,830
Total Cost of Revenue	89,005,763	127,267,588	83,634,537

Gross Profit	8,299,764	12,752,881	3,531,932

Provisions for compensation and penalty	(328,615)	(1,245,625)	-
Impairment of goodwill	(294,151)	-	-
General and administrative expenses	(4,732,811)	(5,526,360)	(8,804,171)
Total operating expenses	(5,355,577)	(6,771,985)	(8,804,171)

Income (Loss) from Operations	2,944,187	5,980,896	(5,272,239)

Other Income (Expense):
Bank interest income	38,779	79,207	66,101
Interest expense	(7,699)	(1,291)	-
Other income	256,022	143,340	37,426
Other expenses	(95,842)	(208,232)	(9,104)
Total other income, net	191,260	13,024	94,423

Income (Loss) Before Income Tax	3,135,447	5,993,920	(5,177,816)
Income Tax (Expense) Benefit	(688,345)	(1,381,729)	358,684
Net Income (Loss)	2,447,102	4,612,191	(4,819,132)

Revenues

We generate revenue primarily from the provision of air and ocean export and import freight forwarding services during the year ended December 31, 2022, 2023 and 2024. The table below sets forth the breakdown of our revenue by service type for the years or periods indicated.

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Freight forwarding services
- Air freight	92,645,878	138,683,827	85,621,326
- Ocean freight	4,651,267	1,336,418	1,509,863
Subtotal	97,297,145	140,020,245	87,131,189
Ancillary logistic services	8,382	224	35,280
Total	97,305,527	140,020,469	87,166,469

Freight forwarding services

Our freight forwarding services include arranging for consignment upon receipt of booking instructions from customers, cargo pick up, obtaining cargo space, preparation of freight documentation, arranging for customs clearance and cargo handling at origin and destination as well as other related logistics services such as supporting transportation for freight forwarding purposes. For the year ended December 31, 2022, 2023 and 2024, our revenue was principally derived from the provision of air freight forwarding services, which amounted to US$93 million, US$139 million and US$86 million, respectively, representing 95.2%, 99.0% and 98.2% of our total revenue for the same period.

Ancillary logistics services

Our ancillary logistics services involve the provision of a wide range of logistics services, such as cargo pickup, cargo handling at ports and local transportation, and warehousing related services, such as repackaging, labelling, palletization, preparation of shipping documentation, arrangement of customs clearance and warehousing.

Revenue from freight forwarding services is mainly derived from export shipments. The following table sets forth the breakdown of revenue from freight forwarding services for the years ended December 31, 2022, 2023 and 2024.

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Export shipments
- Air	92,619,992	138,665,566	85,613,133
- Ocean	4,618,438	1,314,374	1,503,045
- Subtotal	97,238,430	139,979,940	87,116,178

Import shipments
- Air	25,886	18,261	8,193
- Ocean	32,829	22,044	6,818
- Subtotal	58,715	40,305	15,011
Total	97,297,145	140,020,245	87,131,189

For the years ended December 31, 2022, 2023 and 2024, we focused on export freight forwarding services, which contributed to US$97 million, US$140 million and US$87 million, respectively, representing 99.9%, 99.9% and 99.9% of our revenue from freight forwarding services during the same period.

For the years ended December 31, 2022, 2023 and 2024, our revenue was principally derived from the provision of air and ocean export freight forwarding services. The table below sets forth the breakdown of export revenue by destination for the years or periods indicated.

	For the years ended December 31,
	2022		2023		2024
United States	$75,185,052	77.3%	$122,275,056	87.4%	$61,745,629	70.9%
United Kingdom	5,248,600	5.4%	3,725,207	2.7%	6,012,265	6.9%
The Netherlands	5,054,684	5.2%	7,703,309	5.5%	6,401,024	7.4%
Others (Note)	11,750,094	12.1%	6,276,368	4.4%	12,957,261	14.8%
Total export revenue	$97,238,430	100%	$139,979,940	100%	$87,116,179	100%

Note: Others represent a number of countries including, among others Canada, Qatar and France, etc.

For the years ended December 31, 2022, 2023 and 2024, our revenue from freight forwarding services for export shipments to the United States contributed to US$75.2 million, US$122 million and US$62 million, respectively, representing 77.3%, 87.4% and 70.9% of our total export revenue during the same period.

The following table sets forth the breakdown of our revenue by type of customers for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Freight forwarders	95,649,511	139,475,411	86,762,856
Direct customers	1,656,016	545,058	403,613
Total	97,305,527	140,020,469	87,166,469

We focus on provision of freight forwarding services to freight forwarders, which generated revenue of US$96 million, US$139 million and US$87 million for the years ended December 31, 2022, 2023 and 2024, respectively representing 98.3%, 99.6% and 99.6% of our total revenue for the same period.

Cost of Revenue

The table below sets forth the breakdown of cost of revenue by service type for the years ended December 31, 2022, 2023 and 2024.

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Freight forwarding services
- Air freight	84,859,556	126,081,162	82,206,986
- Ocean freight	4,141,681	1,162,092	1,348,321
Subtotal	89,001,237	127,243,254	83,555,307
Ancillary logistic services	4,526	24,334	79,230
Total	89,005,763	127,267,588	83,634,537

Our cost of revenue amounted to US$89 million, US$127 million and US$84 million for the years ended December 31, 2022, 2023 and 2024, respectively. The trend of cost of revenue of each of the service types was in line with the trend of the revenue of respective service types during the period.

The table below sets forth the breakdown of cost of revenue by nature for the years ended December 31, 2022, 2023 and 2024.

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Air freight charges	70,505,102	102,487,454	66,728,914
Ocean freight charges	3,971,690	1,083,103	1,319,174
Logistics and warehousing fees	14,261,952	23,624,745	15,575,231
Depreciation of right-of-use assets	184,103	-	-
Depreciation of property, plant and equipment	82,916	72,286	11,218
Total	89,005,763	127,267,588	83,634,537

Our cost of revenue mainly comprised of air and ocean freight charges, and warehouse and transportation cost. Air and ocean freight charges represented costs of cargo space charged by airlines, shipping liners or other freight forwarders. Air freight charges were the major component of our cost of revenue, which accounted for 79.2%, 80.5% and 79.8%, respectively, for the years ended December 31, 2022, 2023 and 2024.

Logistics and warehousing fees primarily represent costs and service fees incurred in relation to warehousing services such as x-ray screening, storage, palletizing and consolidation performed in our warehouse and costs of local trucking and transportation services. Logistics and warehousing fees represented a significant portion of our cost of revenue, which accounted for 16.0%, 18.6% and 18.6%, respectively, for the years ended December 31, 2022, 2023 and 2024.

Depreciation of property, plant and equipment represents the depreciation of property, plant and equipment related to our warehouse such as x-ray screening equipment and forklifts.

Gross profit

The table below set forth the breakdown of gross profit by service type for the years ended December 31, 2022, 2023 and 2024.

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Freight forwarding services
Air freight	7,786,322	12,602,665	3,414,340
Ocean freight	509,586	174,326	161,542
Subtotal	8,295,908	12,776,991	3,575,882
Ancillary logistic services	3,856	(24,110)	(43,950)
Total	8,299,764	12,752,881	3,531,932

Our total gross profit amounted to US$8.3 million, US$12.8 million and US$3.5 million for the years ended December 31,2022, 2023 and 2024, respectively. We recorded overall gross profit margin of 8.5%, 9.1% and 4.1% for the same period. Our gross profit and gross profit margin are mainly affected by the spread we earn between the freight charge per kilogram payable by our customers and the freight charges payable to suppliers we are able to secure.

General and administrative expenses

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Staff costs and benefits	2,463,229	2,765,190	2,189,405
Office expenses	145,724	93,286	78,907
Allowance (reversals) for expected credit loss	(561,869)	56,556	(28,547)
Depreciation of right of use assets	126,638	105,341	97,789
Depreciation	109,342	92,131	46,298
Bad debt, net	47,088	—	(56,605)
Motor vehicles expenses	16,273	11,998	11,382
Equity-settled share-based payment expenses	—	—	5,585,610
Others	2,386,386	2,401,858	879,932
Total	4,732,811	5,526,360	8,804,171

Our general and administrative expenses were US$4.7 million, US$5.5 million and US$8.8 million for the year ended December 31, 2022, 2023 and 2024. Our general and administrative expenses increased from US$4.7 million for the year ended December 31, 2022 to US$5.6 million for the year ended December 31, 2023, primarily driven by (i) the additional costs incurred in staff costs and benefits as a result of staff bonus payouts in the year 2023 and (ii) increased professional service fees relating the proposed listing of our company in the United States. Our general and administrative expenses increased from US$5.5 million for the year ended December 31, 2023 to US$8.8 million for the year ended December 31, 2024, primarily driven by the recognition of equity-settled share-based payment expenses of US$5.6 million. The share-based payment expenses represented the vesting of options granted to directors and employees of the Group. 2,420,000 options were granted, 70% of which were vested on the closing date of the business combination, 20% of which will be vested on the 1st anniversary of the closing date of the business combination; and 10% of which will be vested on the 2nd anniversary of the closing date of the business combination.

Interest expenses

Our other expenses increased from US$95,842 for the year ended December 31, 2022 to US$208,232 for the year ended December 31, 2023, which was primarily driven by larger exchange loss. Our interest expenses decreased from US$1,291 for the year ended December 31, 2023 to Nil for the year ended December 31, 2024, which was primarily attributable to decrease in short-term bank loans.

Other income

	For the years ended December 31,
	2022	2023	2024
Government grants	$167,500	$28,703	$—
Management fee income	40,192	29,423	4,276
Management fee income from related parties	33,231	25,961	17,103
Gain on early termination of leases	9,041	—	—
Insurance compensation	—	55,903	—
Miscellaneous income	6,058	3,350	16,047
Total	$256,022	$143,340	$37,426

Our other incomes decreased from US$256,022 for the year ended December 31, 2022 to US$143,340 for the year ended December 31, 2023, which was primarily driven by decreased government grants. Our other income decreased from US$143,340 for the year ended December 31, 2023 to US$ 37,426 for the year ended December 31, 2024, which was primarily driven by decreased government grants and insurance compensation.

Other expenses

Our other expenses represented exchange (loss) gain. Exchange (loss) gain was primarily driven by fluctuation of RMB and US$ against HKD.

Income tax

Our income tax expenses increased from US$0.7 million for the year ended December 31, 2022 to US$1.4 million for the year ended December 31, 2023, which was in line with the increase in our net income for the year. For the year ended 31 December 2024, our income tax expense mainly represented the over-provision in tax in prior year.

Net income

As a result of the above factors, our net income increased by US$2.2 million from US$2.4 million for the year ended December 31, 2022 to US$4.6 million for the for the year ended December 31, 2023, and our net income margin increased from 2.5% for the year ended December 31, 2022 to 3.3% for the year ended December 31, 2023.

As a result of the above factors, our net income decreased by US$9.4 million from US$4.6 million for the year ended December 31, 2023 to net loss of US$4.8 million for the year ended December 31, 2024.

The following table sets forth a summary of our unaudited consolidated results of operations for the six months ended June 30, 2024 and 2025. This information should be read together with our consolidated financial statements and related notes included elsewhere in this document.

	For the Six Months Ended June 30,
	2024	2025
	US$	US$
	(unaudited)	(unaudited)
Revenues	39,291,001	23,124,641
Revenues - Related Party	75,208	63,159
Total Revenues	39,366,209	23,187,800

Cost of Revenue	36,617,952	22,476,099
Cost of Revenue – Related Party	1,522,111	499,718
Total Cost of Revenue	38,140,063	22,975,817

Gross Profit	1,226,146	211,983

General and administrative expenses	1,717,555	2,159,899
Total operating expenses	1,717,555	2,159,899

Loss from Operations	(491,409)	(1,947,916)

Other Income:
Bank interest income	39,076	20,878
Other income	6,374	1,468,587
Exchange gain	335	43,253
Total other income	45,785	1,532,718

Loss Before Income Tax	(445,624)	(415,198)
Income Tax	-	-
Net Loss	(445,624)	(415,198)

Revenues

We generate revenues primarily from the provision of air and ocean export and import freight forwarding services during the six months ended June 30, 2024 and 2025. The table below sets forth the breakdown of our revenues by service type for the periods indicated.

	For the Six Months Ended June 30,
	2024	2025
	US$	US$
	(unaudited)	(unaudited)
Freight forwarding services
- Air freight	38,744,329	22,552,413
- Ocean freight	621,675	599,588
Subtotal	39,366,004	23,152,001
Ancillary logistic services	205	35,799
Total	39,366,209	23,187,800

Freight forwarding services

The Company derives revenues primarily from our freight forwarding services include arranging for consignment upon receipt of booking instructions from customers, cargo pick up, obtaining cargo space, preparation of freight documentation, arranging for customs clearance and cargo handling at origin and destination as well as other related logistics services such as supporting transportation for freight forwarding purposes, by purchasing transportation services from direct (asset-based) carriers or other freight forwarders and reselling those services to its customers. For the six months ended June 30, 2024 and 2025, our revenues from air freight forwarding were amounted to US$38.7 million and US$22.6 million, respectively, representing 98.4% and 97.2% of our total revenue for the same period. The increase in tariffs imposed by the United States makes Chinese goods more expensive for US consumers and businesses. This will inevitably lead to a decrease in the volume of goods imported from China and have an adverse impact on our business.

Ancillary logistics services

Our ancillary logistics services involve the provision of a wide range of logistics services, such as cargo pickup, cargo handling at ports and local transportation, and warehousing related services, such as repackaging, labelling, palletization, preparation of shipping documentation, arrangement of customs clearance and warehousing.

Revenue from freight forwarding services is mainly derived from export shipments. The following table sets forth the breakdown of revenue from freight forwarding services for the six months ended June 30, 2024 and 2025.

	For the Six Months Ended June 30,
	2024	2025
	US$	US$
	(unaudited)	(unaudited)
Export shipments
-Air	38,742,336	22,551,083
-Ocean	616,158	598,148
-Subtotal	39,358,494	23,149,231

Import shipments
-Air	1,993	1,330
-Ocean	5,517	1,440
-Subtotal	7,510	2,770
Total	39,366,004	23,152,001

For the six months ended June 30, 2024 and 2025, we focused on export freight forwarding services, which contributed to US$39.4 million and US$23.2 million, respectively, representing 99.9% and 99.8% of our revenue from freight forwarding services during the same period.

For the six months ended June 30, 2024 and 2025, our revenue was principally derived from the provision of air and ocean export freight forwarding services. The table below sets forth the breakdown of export revenue by destination for the years or periods indicated.

	For the Six Months Ended June 30,
	2024		2025
	(unaudited)		(unaudited)
	US$, except percentages
United States	27,748,425	70.50%	16,447,419	71.05%
Canada	1,502,484	3.82%	935,807	4.04%
France	318,118	0.81%	60,860	0.26%
United Kingdom	2,963,564	7.53%	1,558,376	6.73%
The Netherlands	2,786,257	7.08%	1,618,362	7.00%
Singapore	28,414	0.08%	-	-
Others (Note)	4,011,232	10.18%	2,528,407	10.92%
Total export revenue	39,358,494	100%	23,149,231	100%

Note: Others represent a number of countries including, among others, Qatar, Japan, Malaysia and Cyprus, etc.

For the six months ended June 30, 2024 and 2025, our revenue from freight and ocean forwarding services for export shipments to the United States contributed to US$27.7 million and US$16.4 million, respectively, representing 70.5% and 71.0% of our total export revenue during the same period.

The following table sets forth the breakdown of our revenue by type of customers for the six months ended June 30, 2024 and 2025:

	For the Six Months Ended June 30,
	2024	2025
	US$	US$
	(unaudited)	(unaudited)
Freight forwarders	39,186,625	23,040,700
Direct customers	179,584	147,100
Total	39,366,209	23,187,800

We focus on provision of freight forwarding services to freight forwarders, which generated revenue of US$39.2 million and US$23.0 million for the six months ended June 30, 2024 and 2025, respectively representing 99.5% and 99.4% of our total revenue for the same period.

Cost of Revenue

The table below sets forth the breakdown of cost of revenue by service type for the six months ended June 30, 2024 and 2025.

	For the Six Months Ended June 30,
	2024	2025
	US$	US$
	(unaudited)	(unaudited)
Freight forwarding services
- Air freight	37,486,005	22,353,212
- Ocean freight	626,154	570,655
Subtotal	38,112,159	22,923,867
Ancillary logistic services	27,904	51,950
Total	38,140,063	22,975,817

Our cost of revenue amounted to US$38.1 million and US$23.0 million for the six months ended June 30, 2024 and 2025, respectively. The trend of cost of revenue of each of the service types was in line with the trend of the revenue of respective service types during the period.

The table below sets forth the breakdown of cost of revenue by nature for the six months ended June 30, 2024 and 2025.

	For the Six Months Ended June 30,
	2024	2025
	US$	US$
	(unaudited)	(unaudited)
Air freight charges	29,845,670	17,094,704
Ocean freight charges	612,256	560,639
Logistics and warehousing fees	7,676,528	5,320,474
Depreciation of property, plant and equipment	5,609	-
Total	38,140,063	22,975,817

Our cost of revenue mainly comprised of air and ocean freight charges, and warehouse and transportation cost. Air and ocean freight charges represented costs of cargo space charged by airlines, shipping liners or other freight forwarders. Air freight charges were the major component of our cost of revenue, which accounted for 78.3% and 74.4%, respectively, for the six months ended June 30, 2024 and 2025.

Logistics and warehousing fees primarily represent costs and service fees incurred in relation to warehousing services such as x-ray screening, storage, palletizing and consolidation performed in our warehouse and costs of local trucking and transportation services. Logistics and warehousing fees represented a significant portion of our cost of revenue, which accounted for 20.1% and 23.2%, respectively, for the six months ended June 30, 2024 and 2025. The increase in the relative proportions is primarily attributed to increased costs in pre-loading preparation for the aircraft.

Depreciation of property, plant and equipment represents the depreciation of property, plant and equipment related to our warehouse such as x-ray screening equipment and forklifts.

Gross profit

The table below set forth the breakdown of gross profit (loss) by service type for the six months ended June 30, 2024 and 2025.

	For the Six Months Ended June 30,
	2024	2025
	US$	US$
	(unaudited)	(unaudited)
Freight forwarding services
Air freight	1,258,324	199,201
Ocean freight	(4,479)	28,933
Subtotal	1,253,845	228,134
Ancillary logistic services	(27,699)	(16,151)
Total	1,226,146	211,983

Our total gross profit amounted to US$1.2 million and US$0.2 million for the six months ended June 30, 2024 and 2025, respectively. We recorded overall gross profit margin of 3.0% and 0.9% for the same period. Our gross profit and gross profit margin are mainly affected by the spread we earn between the freight charge per kilogram payable by our customers and the freight charges payable to suppliers we are able to secure.

General and administrative expenses

Our general and administrative expenses increased from US$1.7 million for the six months ended June 30, 2024 to US$2.2 million for the six months ended June 30, 2025, primarily driven by (i) the increase in staff costs and benefits in the first six months of 2025 due to staff share-based compensation expenses.

Other income

Our other income increased from US$0.05 million for the six months ended June 30, 2024 to US$1.5 million for the six months ended June 30, 2025, which was due to the settlement of the staff injury compensation and the supplier’s penalty claim at a significant haircut to the provisions.

Exchange gain

Increase in our exchange gain of US$335 for the six months ended June 30, 2024 to US$43,253 for the six months ended June 30, 2025, which was primarily driven by fluctuation of RMB and US$ against HKD.

Income tax

Our income tax expense for the six months ended June 30, 2024 and for the six months ended June 30, 2025, respectively, were Nil as a result of taxable loss incurred for both periods.

Net income

As a result of the above factors, our net loss for the six months ended June 30, 2024 and for the six months ended June 30 2025 were US$0.4 million and US$0.4 million respectively. Our net loss margin changed from -1.1%for the six months ended June 30, 2024 to -1.8% for the six months ended June 30, 2025.

Liquidity and capital resources

Cash flows

The table below sets forth a summary of our cash flows for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Net cash provided by (used in) operating activities	951,372	7,336,570	(1,844,009)
Net cash (used in) provided by an investing activities	(2,948,965)	2,229,058	718,828
Net cash used in financing activities	(1,178,583)	(4,097,806)	(1,500,915)
Net decrease in cash and cash equivalents and restricted cash	(3,176,176)	(5,467,822)	(2,626,096)

Cash provided by operating activities

Our operating cash inflow is primarily from our operating activities principally from the receipt of payments for our provision of freight forwarding services, whereas our outflow from operating activities is principally for freight charges, ancillary service fees payable to suppliers, payment of salaries and employee benefits and general and administrative expenses.

For the years ended December 31, 2024, our net cash used in operating activities was US$1.8 million, mainly attributable to (i) decrease in accounts payables to third parties of US$6.8 million; and (ii) decrease in amounts due to related companies of US$0.3 million; which was partially offset by the decrease in accounts receivables of US$7.4 million.

Cash provided by an investing activities

Our cash provided by an investing activities is primarily attributable to decrease in restricted cash with maturity of more than three months when acquired. Our cash used in investing activities is primarily for purchase of property, plant and equipment and purchase of equity securities.

For the year ended December 31, 2024, our net cash flow provided by an investing activity was US$718,828, as a result of decrease in restricted cash with maturity of more than three months when acquired.

Cash used in financing activities

For the year ended December 31, 2024, our net cash used in financing activities was US$1.5 million, which were mainly arising from share issuance cost.

The table below sets forth a summary of our cash flows for the six months ended June 30, 2024 and 2025:

	For the Six Months Ended June 30,
	2024	2025
	US$	US$
	(unaudited)	(unaudited)
Net cash (used in) operating activities	(2,237,934)	(817,584)
Net cash provided by (used in) investing activities	9,095	(1,014,208)
Net cash provided by financing activity	26,667	-
Net (decrease) in cash and cash equivalents and restricted cash	(2,202,172)	(1,831,792)

Cash used in operating activities

Our operating cash inflow is primarily from our operating activities principally from the receipt of payments for our provision of freight forwarding services, whereas our outflow from operating activities is principally for freight charges, ancillary service fees payable to suppliers, payment of salaries and employee benefits and general and administrative expenses.

For the six months ended June 30, 2024, our net cash used in operating activities was US$2.2 million, mainly attributable to (i) our net loss of US$0.4 million which was primarily adjusted for depreciation of right-of-use assets of US$47,659, and depreciation of property, plant and equipment of US$31,716; (ii) decrease in accounts payables to third parties of US$6.9 million; (ii) decrease in amounts due to related companies of US$0.2 million; and (iii) decrease in contract liabilities of US$3,661; which was partially offset by (iv) decrease in accounts receivables of US$6.5 million.

For the six months ended June 30, 2025, our net cash used in operating activities was US$0.8 million, mainly attributable to (i) our net loss of US$0.4 million which was primarily adjusted for depreciation of right-of-use assets of US$51,352, share-based compensation expenses of US$663,202 and reversal of provision for compensation and penalty of US$1.4 million; (ii) decrease in accounts payables to third party of US$7.3 million; (ii) decrease in other payables and accrued liabilities of US$0.2 million; and (iii) decrease in provision for penalty of US$0.1 million; which was partially offset by (iv) decrease in accounts receivables of US$7.5 million and (v) decrease in contract assets of US$0.7 million.

Cash provided by (used in) investing activities

Our cash provided by an investing activity is primarily attributable to decrease in restricted cash with maturity of more than three months when acquired.

For the six months ended June 30, 2025, our net cash used in investing activity of purchasing the office premises and motor vehicle parking spaces was US$1 million.

Cash provided by a financing activity

For the six months ended June 30, 2025, there was no financing activity.

We believe that our existing cash and cash equivalents, cash flows from operations, and the net proceeds from this offering will be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

Contractual Obligations and Capital Commitments

As of June 30, 2025, we had significant capital commitments related to the purchase of our office premises and motor vehicle parking spaces, which were entered into in March and April 2025. The total consideration is approximately $5.5 million. As of June 30, 2025, we had made prepayments of $1.0 million, which is recorded as a non-current asset. The remaining commitment of approximately $4.5 million was due upon the transfer of the properties, which occurred in October 2025.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us. As of June 30, 2025, and December 31, 2024, we did not have any outstanding off-balance sheet arrangements.

Recent Accounting Pronouncements

For a discussion of new accounting standards relevant to our business, refer to Note 2 to our consolidated financial statements included in this prospectus.

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

You should read the descriptions of critical accounting policies, judgments and estimates in our consolidated financial statements and other disclosures included in this prospectus.

The following accounting estimates relate to the significant areas involving management’s judgments and estimates in the preparation of our financial statements, and are those that it believes are the most critical to aid the understanding and evaluation of this management discussion and analysis:

Share-based compensation

We recognize share-based compensation expense based on the estimated fair value of equity awards. The fair value of stock options is estimated on the grant date using an option-pricing model. The determination of fair value involves significant assumptions, including expected volatility, risk-free interest rate, and expected life. These assumptions are based on historical data and management’s judgment regarding future expectations. For the year ended December 31, 2024, we recognized $5.6 million in share-based compensation expense. For the six months ended June 30, 2025, we recognized an additional $0.7 million. Changes in these assumptions could materially affect the amount of compensation expense recognized.

During the six months ended June 30, 2025, there were no material changes to our critical accounting policies; however, significant estimates related to provisions for compensation and penalty were resolved, and the provisions were reversed during the period, as discussed under “Results of Operations.”

BUSINESS

The following discussion reflects our business. Unless the context otherwise requires, all references in this section to “we,” “us,” and “our” refer collectively to PSI Group Holdings Ltd and its subsidiaries prior to the consummation of the Business Combination and PS International Group Ltd. and its operating subsidiaries.

Overview

We are a renowned air freight and end-to-end supply chain solution providers in Hong Kong, with a focus on providing cross border logistics services. Based in Hong Kong, a prominent logistics hub in Asia, we benefit from geographical advantages in providing integrated solutions that combine ocean, air, and overland logistics. This well-connected transportation network significantly enhances our operational efficiency and cost-effectiveness.

We are positioning ourselves as a global e-Commerce logistic service specialist, delivering solutions that are not only cost-effective but also sufficiently fast to compete with local alternatives. Our ability to accommodate adaptive service models is crucial for serving cross-border merchants, brands and e-Commerce platforms. This flexibility and adaptability are underpinned by our expertise in traditional services, which include air freight forwarding and ocean freight forwarding.

Through our operating subsidiaries, we employ an asset-light, structurally flexible, and scalable business model. Rather than owning or operating aircraft or vessels, we collaborate with carriers that specialize in asset-intensive transportation to handle freight shipment on our behalf. This arrangement allows us to customize our services to meet specific customer demands by selecting from various transportation methods and providers. Additionally, our asset-light business model minimizes our capital expenditure requirements, enabling us to scale our business to the market situation rapidly. We work closely with a robust network of well-established agents to manage both incoming and outgoing traffic for all other nations. These representatives are handpicked to maintain a uniformly high standard of service for our clients.

Our primary revenue streams come from premia charged above carrier fees for transporting customer shipments, as well as fees for customs brokerage and other value-added services. With our long-term, established relationships with our upstream suppliers, mainly airline carriers and shipping liners, we are able to secure cargo space at relatively lower prices compared to market guideline prices. Our existing customers are primarily peer freight forwarders and other logistics service providers, as well as some direct customers that book consignment shipping directly with us. Given the large volume of cargo we handle daily and our operational expertise in consolidating fragmented consignments, our unit rates per kilogram or per container charged to our customers can be lower compared to those seeking direct arrangements with carriers or other forwarders. With our expertise in providing these services and our knowledge of the global transportation network, we are well-positioned to help our customers improve transportation and cost efficiency.

Our operating subsidiaries source cargo space through various agreements, including direct booking, block space arrangements, and flight charters. Direct bookings involve purchase of cargo space without fixed-term agreements, while block space arrangements and aircraft charter arrangements ensure a reliable supply of cargo space to meet customer needs. In the years ended December 31, 2023 and 2024 and six months ended June 30, 2024 and 2025, our operating subsidiaries provided services to various customers, including freight forwarders and direct customers who are not freight forwarders but purchase cargo space directly from us. We have the ability to secure cargo space from suppliers for a wide range of destinations, serving over 90 routes around the globe.

During the same periods, we recorded revenue of approximately US$140.0 million and US$87.2 million for the years ended December 31, 2023 and 2024 and US$39.3 million and US$23.1 million for the six months ended June 30, 2024 and 2025, respectively. Revenue from air freight forwarding services accounted for 99.0%, 98.3%, 98.4%, and 97.3% of the total revenue for the years ended December 31, 2023 and 2024 and the six months ended June 30, 2024 and 2025, respectively; revenue from ocean freight forwarding services accounted for 1.0%, 1.7%, 1.6%, and 2.6% of the total revenue for the same periods, respectively.

The revenue generated from freight forwarding services primarily comes from air freight exports to regions such as North America, Europe, and Asia. The United States is our largest forwarding destination.

Our Services

Started as a provider of freight forwarding services, we are a renowned air-freight specialist in Hong Kong. In recent years, we have evolved our businesses to offer a comprehensive range of cross-border supply chain services, particularly strengthening our offerings in the e-Commerce market. We source cargo space from our suppliers (such as airlines, shipping liners, and other freight forwarders) through various arrangements such as direct booking, block space arrangements and flight charters. We utilize cargo and route resources to help our customers to ship their consignments globally at discounted rates compared to those who negotiate directly with carriers. We also offer customers more certain access to cargo capacity even during times of high demand.

We are positioning ourselves as global e-Commerce logistic service specialist, delivering solutions that are not only cost-effective but also sufficiently fast to compete with local alternatives. Our ability to accommodate adaptive service models is crucial for serving cross-border merchants, brands and e-Commerce platforms. This flexibility and adaptability are underpinned by our long-established expertise in traditional services, which include air freight forwarding and ocean freight forwarding:

Air Freight Services

Substantially all of our revenue is derived from the provision of air freight forwarding services, which includes both the import and export of goods. These services principally involve arranging shipment based on booking instructions from customers, conducting off-airport air cargo security screening, securing cargo space from cargo space suppliers (including airlines and other freight forwarders) and preparing necessary documentations such as customs clearance paperwork. We also offer ancillary logistics services such as cargo pickup, cargo handling at ports and local transportation, as well as warehousing related services such as repackaging, labelling, palletization, preparation of shipping documentation, customs clearance and warehousing. Our air freight forwarding services cover export shipments to over 90 countries.

Some of the specific air freight services we offer include:

●	Domestic, deferred, express and charter services, providing customers with options based on price and delivery speed;

●	Port to Port and Door to Door shipments, allowing customers to separately manage post-arrival services such as delivery or clearance;

●	Combination with our ocean freight services;

●	Air and transload shipping services, transferring arriving cargo from an airline container or pallet to trucks for final delivery; and

●	Transport of sensitive, perishable and refrigerated goods.

To support these services, we engage independent service providers for logistics services at the origin of the consignment, such as cargo pickup, cargo handling at ports, x-ray screening, and local transportation. For warehousing-related services, including repackaging, labelling, palletization, preparation of shipping documentation, customs clearance and warehousing, we engage third-party service providers to manage these operations in their warehouses, under the supervision of our operations team. Prior to August 2022, when we surrendered the lease for our Tsing Yi Warehouse to improve our financial flexibility by reducing fixed rental costs, those operations were conducted in the Tsing Yi Warehouse.

The warehouse we contract is also Regulated Air Cargo Screening Facility (“RACSF”), a facility which is able to conduct air cargo screening facility at an off-airport location. Pursuant to the International Civil Aviation Organization (“ICAO”) policy, the Hong Kong Civil Aviation Department (“CAD”) requires the freight forwarders to screen all cargoes consigned by existing known consignors, which have not been validated by CAD. In light of this policy, CAD has formulated the RACSF Scheme to enable and regulate air cargo screening at off-airport locations, where interested industry operators, such as freight forwarders and shared warehouse operators, can conduct cargo screening operations in their off-airport premises by registering with the CAD to become a RACSF.

In response to the RACSF Scheme, we invested in and installed x-ray screening facilities and registered as “Regulated Agent” under the Scheme, as a freight forwarder that is able to carry out the security controls of air cargo off-airport in our own premise, as approved by the CAD. The x-ray screening facilities are located at our warehousing services provider’s warehouse, where the screening service is performed under our supervision.

Our x-ray screening capabilities enable us to handle bulk or palletized cargo, streamlining the handling of large quantities of goods within tight schedules and minimizing errors. Providing off-airport air cargo security screening service enhances our efficiency and competitiveness in the freight forwarding industry. By providing these services, we have expanded the scope of our air freight forwarding services, particularly for other freight forwarders who lack in-house off-airport x-ray screening capabilities.

During the years ended December 31, 2023 and 2024 and the six months ended June 30, 2024 and 2025, we did not enter into long-term written service agreements with these service providers, and we did not experience any material non-performance issues or quality disputes with our service providers that may cause material disruption to our operation.

Ocean Freight Services

Our ocean freight forwarding services involve similar steps to those employed in our air freight services. We procure ocean cargo space from shipping liners and ocean freight forwarders. We provide ocean freight consolidation, direct ocean forwarding, and order management services. We do not own or operate the vessels responsible for ocean transportation. We offer ancillary logistics and warehousing related services if requested by our customer. For the years ended December 31, 2023 and 2024 and the six months ended June 30, 2024 and 2025, the revenue from ocean freight forwarding services amounted to approximately US$1.3 million, US$1.5 million, US$0.6 million, and US$0.6 million, respectively, representing 1.0%, 1.7%, 1.6%, and 2.6% of our total revenue, respectively.

Competitive Strengths

We believe in our ability to utilize our expansive global reach and expertise in air and ocean freight to form partnerships with our customers, thereby uncovering value within their supply chains and collectively building smart and efficient end-to-end logistics solutions. Our competitive advantages include:

Established reputation in the industry

We established our operations as a freight forwarder in 1993, giving us a successful track record of over 30 years. Throughout this time, we have established an extensive network of suppliers and customers involved in the transportation of cargo. Our reputation within this network is built upon on our dedication towards meeting the needs of our customers.

We have also been acknowledged for the quality of our service, as we are an accredited member of the International Air Transport Association (“IATA”). This association holds significant recognition within the industry, and airlines generally prefer partnering with freight forwarders who are IATA accredited agents. Becoming an IATA accredited agent involves fulfilling various criteria, including having at least two staff members who have undergone training on handling dangerous goods. Additionally, applicants must submit audited financial statements, insurance policies, and sales reports on IATA member airlines for inspection, in order to demonstrate that such applicants have sufficient financial resources to satisfy IATA requirements.

This accreditation also serves as a barrier to entry in the freight forwarding industry, as it requires time to establish a reputable presence in this industry. We believe that by being part of this renowned network of freight forwarders and industry participants, we can reach a vast range of suppliers and customers, potentially expanding and improving our base of suppliers and customers.

Comprehensive business network and stable business relationships with suppliers

We take pride in our ability to provide comprehensive routing services that are customized to meet the unique needs and requirements of our customers. Leveraging on our extensive experience in sourcing cargo space, gained over a period of over 30 years, we are capable of securing cargo space from airlines, shipping liners and other freight forwarders to reach a wide range of destinations covering over 90 international routes. In the years ended December 31, 2023 and 2024 and in the six months ended June 30, 2024 and 2025, we maintained stable relationships with our suppliers, who primarily consist of airlines and other freight forwarders. Our stable relationships with our suppliers and the extensive network with our business partner also enable us to continue to secure a stable supply of cargo space for our customers, which in turn further encourages customer loyalty, thereby strengthening our sales performance. Our diversified supplier network also minimizes the risks posed by reliance on a small number of suppliers and allows us to offer a wide portfolio of cargo routes at competitive prices for our customers and recommend the most viable route depending on their individual shipping needs. The diversified network is our core competence as maintaining such a network along the value chain requires years of effort in building strong relationships with suppliers, which could be a major obstacle to new entrants.

Strong, long-term relationships with our customers

We believe that our reputation and track record play a crucial role in customers’ selection of freight forwarders. We offered freight forwarding services to direct shippers and other freight forwarders, with our primary and largest customers being other freight forwarders. It is important for us to continue to expand our customer base while maintaining strong, long-term business relationships with our customers. To achieve this, our sales team consistently communicates with major customers to ensure our services meet their delivery and logistics needs. We have maintained long-term relationships with our largest customers and believe that it demonstrates their loyalty and acknowledgement of our service quality. As such, even without fixed-term contracts, we believe we can rely on our good reputation and track record to retain current customers and attract new ones. Additionally, our ability to efficiently consolidate cargo from various customers to meet airline standards, along with our expertise in providing tailored value-added services and customized distribution solutions such as labeling, packing, reprocessing, and local transportation, allows us to attract more customers in the high-tech products and fast-moving consumer goods (“FMCG”) industries.

Dedicated team with extensive experience in freight forwarding industries

Our management team possesses extensive experience and in-depth knowledge in the freight forwarding and logistics industry. Throughout our company’s 30-year track record, our founder Mr. Chan has guided us through the ever-changing global economy and challenges by establishing a sustainable and proven business model, allowing for a sustainable business and operation. Our directors are also supported by a senior management team with extensive industry experience in freight forwarding and logistics. Their experience and expertise enable us to cultivate strong relationships with our business partners and customers, a key factor in our success. The industry expertise and knowledge of our staff give us a competitive edge over our competitors. This advantage allows us to efficiently meet our customers’ needs, earning their confidence in our services. We consider this confidence essential to our long-term growth and development in the freight forwarding industry.

Growth Strategies

We have clear growth strategies to capture opportunities in the cross-border e-Commerce market. We plan to grow our business through i) expanding our global service capacity, particularly our local network in the US market; ii) enhancing our current operations, including by accelerating development of our smart integrated logistics system; iii) strategic alliance through selected acquisitions or partnerships.

Expand our service presence in the cross-border e-Commerce market.

The fast growth and strong performance of cross-border e-Commerce industry in Hong Kong is expected, as a regional hub for trans-continental imports and exports from Mainland China and Southeast Asia, China and ASEAN, to further propel the demand for Hong Kong’s global air freight forwarding services. Consumer products, especially high-tech products have high requirements on the transportation environment and timeliness, and thus stimulated the integrated air freight forwarding industry. We expect to expand our presence to serve the prospering cross-border e-Commerce market. We plan to leverage our extensive delivery network and capabilities to strengthen our presence as a one-stop logistics service provider, by (i) acquiring/leasing different types of warehouses in Hong Kong and the United States, such as overseas bonded warehouses, distribution warehouses, logistics warehouses, and palletization warehouses, (ii) upgrading our existing IT system to respond to the demands of our customers, (iii) developing logistical solutions to manage each step of the shipping of small parcels common in cross-border e-Commerce B2C transactions, and (iv) expanding our network amongst local partners in our target markets to increase our route portfolio and market coverage, and enhance our door-to-door small parcel delivery capacity.

Expand operations to the United States

We observed that the air freight forwarding industry in the United States recorded a growth at a CAGR of 20.2% from 2016 to 2020, and is expected to continue to grow at a CAGR of 12.3% from 2020 to 2025, indicating a vast opportunity for us to expand our reach to customers who require export and import service from the United States. Our revenue from freight forwarding services for export shipments to the United States contributed to US$122.3 million, US$61.7 million, US$27.7 million, US$16.4, respectively, for the years ended December 31, 2023 and 2024 and for the six months ended June 30, 2024 and 2025, representing 87.4%, 70.9%, 70.5%, and 71.1% of our total export revenue during the same year or period. We intend to take advantage of our existing market presence in the United States by growing our United States import capabilities, linked to our inbound exports, as well as establishing United States domestic export capabilities. We plan to establish offices and warehouses in various major cities of the United States and enhance our cooperation and link-up with local ground logistics providers, such as USPS, FedEx, and DHL, to tap into new pool of customers who require air export freight forwarding services and to provide one-stop service.

The expansion plan to the U.S. market will follow a step-by-step approach. The initial step will be looking for local partners that have logistic infrastructure and warehouse facilities, of which the cash requirements are relatively light. We plan to use up to 20% of the funds raised in the equity market for this long term plan in the U.S.

Pursue strategic alliances and select acquisition opportunities

The market of freight forwarding and logistics services is fragmented in Hong Kong, which presents potential opportunities for further market consolidation and realization of economies of scale. We aim to selectively form additional strategic alliances with overseas logistics companies and other partners that bring synergies with our existing business. We also plan to selectively pursue acquisitions, investments, joint ventures and partnerships that are complementary to our business and operations. We will continue to work with domestic and international partners to grow our global coverage and broaden our service offerings in international markets. Through our Operating Subsidiaries, we target to further penetrate our existing markets by expanding our service offerings and enhancing our third-party logistics and fulfilment services, and expand into other countries and regions.

Enhance our smart integrated logistics systems

We will continue to enhance our information technology system in relation to smart integrated supply chain services to improve our productivity and efficiency, better serve our cross-border e-Commerce customers, and facilitate the forecast in customers’ demand and adding more advanced supply chain management solutions.

The Platform Model system is expected to (i) provide integrated and real-time dynamic information; (ii) provide a user-friendly interface for our customers to log in to our system to check information of their bookings or cargo information; and (iii) be compatible to integrate with our warehousing system and the operation system of our customers (which shall be subject to the information technology service provider’s analysis on the system used by our customers and thus the feasibility of system integration). With the enhanced information technology system, we can collect, store, manage and interpret data from our business activities as it provides an integrated and continuously updated view of the core business processes. We believe that the enhanced information technology system can precisely analyze customer profiles and behavior (such as categorization of their shipments, seasonal demand and historical booking pattern) based on comprehensive data which we expect will strengthen our customer management and facilitate data analysis on our procurement of cargo space and forecast of customer demand. We also believe that the upgraded system could enhance our workflow efficiency and facilitate our customers to handle and check with their shipments’ status, which in turn improves customer experience and encourages long-term business relationship with our customers.

Continue to improve operational efficiency and quality

We will continue to improve our operational capabilities and expand our capacity in the freight forwarding business by (i) enhancing technology infrastructure and synergies across our platform and network, (ii) expanding our sales and operation team, and (ii) hiring, training and retaining talent.

●	As our network has achieved critical scale, we will continue to enhance our technology infrastructure and synergies across our platform and the network with local partners to streamline our operations to lower transportation, labor and other operating costs. We will also continue to innovate and standardize operating procedures to enhance reliability, efficiency and service quality.

●	We will further expand our sales and operation team. We believe that our continuous business growth is attributable to the effort of our experienced sales team. With the organic growth of service and the contemplated expansion to the United States market, we intend to further expand our sales team in order to further our global marketing effort, especially in the United States market. We intend to recruit suitable candidates with at least five years freight forwarding industry experience and with strong clientele network.

●	We will continue to hire, train and retain the best talent to reinforce our innovative culture. We will continue to invest in research and development and strengthen our technology infrastructure to enhance scalability, service quality and operational efficiency. We will introduce new services and solutions to service cross-border e-Commerce, B2C services and door to door service, as a one stop service provider to capture more business opportunities and increase customer loyalty.

Business Model

Started as air freight specialist, we have evolved our business model to strengthen our offering in the e-Commerce market. The following illustrates the journey of our business:

We are positioning ourselves as global e-Commerce logistic service specialist, delivering solutions that are not only cost-effective but also sufficiently fast to compete with local alternatives. Our ability to accommodate adaptive service models is crucial for serving cross-border merchants, brands and e-Commerce platforms. This flexibility and adaptability are underpinned by our long-established expertise in traditional services, which include air freight forwarding and ocean freight forwarding.

Our Traditional Services

The following illustrates how we source cargo space from our suppliers (such as airlines, shipping liners or freight forwarders) and sell them to our customers (such as direct customers and freight forwarders):

Our Business Operation and Workflow

The Workflow of Freight Forwarding Services

The following workflow illustrates the general operation process of our air freight and ocean freight export shipments:

●	Providing quotation upon receiving the booking instructions. Our customers send us booking instructions containing details such as shipping method, destination, type, dimension, weight and quantity of consignment and expected date of arrival. Upon receipt, we will provide customers with quotations according to the rates lists (based on weight of goods) provided by our suppliers plus a margin for our services.

●	Making a booking with our supplier. If our customers accept the quotations, we will make bookings with our suppliers by lodging a standardized booking form containing details of our customer’s booking. We will select our cargo space suppliers for each shipment by taking into account of various factors, such as rate, delivery schedule and availability of cargo space. We arrange cargo pickup from the customers if so requested.

●	Off-airport air cargo security screening. Once the shipment arrives at our warehousing service provider’s warehouse, the cargo consignment will undergo cargo acceptance procedures (including documentation and appearance check). Upon completion of acceptance check, the cargo consignment will be screened through our x-ray screening facility. We obtain a security screening receipt (which serves as a document proof that the cargo has been screened) from AVSECO (being the RACSF Operator) if the consignment has been cleared by security screening. The screened cargo consignment will then be further processed and secured against unauthorized access before being loaded onto trucks.

●	Consolidation/Co-Loading/Bulk. In general, we (i) consolidate cargoes from different customers at the designated warehouse in order to optimize utilization of cargo space, (ii) co-load cargo with other freight forwarders, or (iii) handle the cargo in bulk. Consolidation is the process by which a number of consignments of goods of different weights, volumes and sizes are grouped or packed together in a unit load device for carriage in order to optimize utilization of cargo space on transportation vehicles (aircraft or vessels). Co-loading refers to the sharing of space in a unit load device by one or more freight forwarders.

Pursuant to the block space arrangements and aircraft charter agreements, we are committed to paying the agreed cargo space irrespective of whether we could fully utilize the allotted space. In case our cargo space could not be filled up by our own direct shippers before a scheduled flight or vessel departs, we shall offer cargo space in excess to other freight forwarders in order to optimize the utilization of cargo space. On the other hand, in case other freight forwarders have empty space in their container, we may co-load with other freight forwarders and purchase their cargo space at a more competitive price, which allows us to reduce our cost of services. The benefits of co-loading include the splitting of the freight charges of the trip among other freight forwarders and thus saving costs. It is therefore common for the freight forwarders to co-load the shipments with other market players.

Palletization forms part of consolidation, whereby cargoes are bundled in a unit load device before they are loaded onto an aircraft. We engage contractors for palletizing cargoes at our warehousing service provider’s warehouse. Our operation and warehousing team are responsible for monitoring the palletization at the warehouse. After being properly packaged with tamper-evident seals (or other means of protection against unlawful interference), the palletized air cargo consignments will be loaded onto trucks for transporting to the airport.

●	Preparation of Shipping Documents: Issuance of master airway bill/master bill of lading and invoice. After a booking is acknowledged by our suppliers, our operation teams will prepare master airway bill (for shipment by air) or master bill of lading (for shipment by ocean) and cargo manifest before the shipment is loaded on board. Our operation teams will also issue an invoice and, when necessary, a house airway bill or a house bill of lading to our customer on the date when shipment is loaded on board the departing aircraft or vessel.

●	Pre-Alert. Our operation teams will send a full set of documents (including a copy of commercial invoice between shipper and consignee, packing list, master airway bill or master bill of lading and/or house airway bill or house bill of lading and cargo manifest) to the overseas freight forwarder agents or our customers for preparation of import customs clearance and cargo release to the consignee at respective destination of the shipments.

●	Delivery. It is generally the primary responsibility of our customers to prepare proper documentation for the relevant customs declaration before the cargo is imported to, or exported out of Hong Kong. However, upon request by our customers, we may assist our customers in the preparation of relevant customs declaration on their behalf. For the foreign customs clearance, it is usually for the consignee itself to perform, but we may also engage overseas freight forwarder agents to perform the customs clearance upon request of our customers. In any case, our customers bear the primary responsibility to provide the purchase orders, commercial invoices, airway bills or bills of lading as supporting documents for the contents of the cargoes. For port-to-port shipment, upon arrival at the port of destination, our customer will arrange cargo pick up on their own. For door-to-door shipment, we will arrange transportation services for our customers through our overseas freight forwarder agents.

Procurement of Cargo Space

We obtain cargo space directly from airlines, shipping liners or other freight forwarders suppliers through various arrangements. These include direct booking, block space arrangements and aircraft charter arrangements. We believe that these arrangements allow us to secure a reliable supply of cargo space to meet the needs of our customers. Throughout these periods, we have not breached any of our block space agreements and aircraft charter agreements with our suppliers, including terms related to the payment of agreed cargo space, in any material aspect.

Direct Booking

Under the direct booking arrangement, we purchase cargo space directly from airlines, shipping liners, and other freight forwarders without entering into fixed-term agreements. The charges we pay to these suppliers generally include freight charges, terminal handling charges, fuel surcharges, security charges, and miscellaneous items. For air cargo space, suppliers typically charge us based on the chargeable weight of the cargo at the prevailing market price. Ocean cargo space is typically sold to us at a fixed price per unit load device.

Block Space Arrangement

Block space arrangements involve fixed-term agreements with airlines for continuous reservation of cargo space on regular routing flights, while aircraft charter arrangements involve procuring cargo space with airlines for specific unscheduled flights. These arrangements allow us to secure a stable supply of cargo space to meet our customers’ needs.

We generally adopt a prudent approach when entering block space agreements. We enter into these agreements based on our estimation of customer demand for cargo space to secure it at an earlier stage. These block space agreements enable us to procure a committed amount of cargo space from our suppliers for a specific period of time at a pre-agreed price.

Under our block space arrangements, we have a commitment to pay our suppliers for a specified amount of cargo space based on weight and number of airline contours, regardless of space utilization. If we fail to meet this commitment, we will be charged for the shortfall at an agreed-upon rate. However, in recent years, we either have successfully met our commitment or received grace periods from suppliers to fill any shortfall, resulting in minimal impact on our cost of revenue. If an operator cancels or delays a flight, they are not held responsible for any losses we may incur. Generally, we are responsible for applicable terminal service charges and other local/destination fees.

The terms of each block space agreement entered with the suppliers may vary, but they typically include terms as follows:

Duration:	Normally ranging from months to not more than one year.

Tonnage and rates:	An agreed level of cargo space (in terms of tonnage and/or space allocation) for each month to certain outbound routes or for certain flight schedules at pre-determined prices.

Liability:	If the minimum allotted space under the block space agreement is not fully utilized, we are still responsible to pay for: (i) freight charges (including other surcharges such as fuel surcharge and security surcharge) based on the agreed level of cargo space; or (ii) cancellation fee (in addition to other surcharges such as fuel surcharge), based on the agreed level of cargo space.

Deposit:	Some suppliers may require us to make a certain amount of deposit before the flight departure date.

From time to time, we would evaluate whether the pre-determined prices under the block space arrangement are more competitive than direct booking from our suppliers. If the pre-determined prices under the previous block space arrangement are found to be higher than the then freight charges through direct booking, we would not renew the block space arrangement with the suppliers or we may re-negotiate for a more competitive price.

Aircraft Charter Arrangement

In contrast to regular routing flights which may require multiple connections and layovers, charter flights are characterized by their one-off nature and flexibility in terms of scheduling, routing and ports selection. A charterer(s) may rent a full charter by itself or partial charter through a consortium and decide on the departure/arrival time and destinations. Under aircraft charter arrangements, we purchase cargo space for a charter for a specified flight schedule and route at a charter price. The procurement of cargo space under aircraft charter arrangement generally contains the following terms:

Charter specification:	Routing, flight schedule, type or configuration of the aircraft, loading capacity/committed tonnage, charter price per chartered flight.

Payment terms and deposit:	The charter price shall be settled in full prior to the chartered flight departure date.

Cancellation fee:	Normally, 50% or 100% of the charter price (depending on the number of days between the cancellation date and the chartered flight departure date)

For the years ended December 31, 2023 and 2024 and up to the date of this prospectus, our block space and aircraft charter arrangement mainly involved outbound flights from Hong Kong to North America and Southeast Asia.

Our Suppliers

Our suppliers consist mainly of airlines, shipping liners, and other freight forwarders who provide us with cargo space, as well as ancillary service providers who offer logistics-related services, warehousing services, local and overseas transportation services, and RASCF screening services.

For the years ended December 31, 2023 and 2024 and the six months ended June 30, 2024 and 2025, our cost of revenue attributable to our largest supplier amounted to approximately US$17.6 million, US$12.6 million, US$5.6 million, and US$4.4 million, respectively, representing approximately 13.8%, 15.0%, 14.7%, and 19.2% of our total cost of revenue of the corresponding period.

When selecting our suppliers, we consider factors such as the booking instructions from our customers (including destination, weight and quantity of consignment and expected date of arrival), market supply of cargo space, quotations from suppliers, and our business relationships with the suppliers. We have access to multiple alternative suppliers in the market which specialize in various export destinations and can supply cargo space at comparable market prices, ensuring that we can purchase cargo space without difficulty.

Other ancillary service providers

If requested by our customers, we can arrange ancillary logistics services and warehousing-related services to support our freight forwarding services. These services may include cargo pickup, cargo handling, cargo handling at ports, local transportation, repackaging, labeling, palletization, preparation of shipping documentation, customs clearance, and warehousing. We did not enter into any long-term written service agreements with any service providers during the years ended December 31, 2023 and 2024 and the six months ended June 30, 2024 and 2025 and we did not experience any material non-performance incident or quality dispute with our service providers causing material disruption to our operations.

Credit period

Typically, we have a short credit period for purchasing cargo space from airlines, while we generally provide our customers with a credit period of around 45 - 60 days. For charter flights, we often require full or partial payment in advance from customers. Payments for charter flights must be made in full and in advance, usually ranging from two to ten days before the flight’s departure. Our purchases are settled through checks and bank remittances.

Bank Guarantees

Depending on the amount of cargo and airline policies, freight forwarders may be required to provide bank guarantees in favor of airlines or shipping liners to secure purchases of cargo space. The requirement for bank guarantees varies among suppliers, and our principal banks provide these guarantees, typically requiring collateral such as mortgage over properties or bank deposits to be pledged in favor of our banks. When a bank guarantee is provided, our suppliers generally have the right from time to time by giving notice in writing to require us to increase the amount of guarantee if the cargo space purchased by us is greater than the existing guaranteed sum. Our bank guarantees are generally renewed on a yearly basis.

Our Customers

Our customers are primarily peer freight forwarders as well as direct customers (i.e., customers that book their consignments directly with us, for example, e-Commerce shop owners and manufacturers which ship their products to end customers through integrated logistics services directly with us, also buyers of goods who arrange shipment by themselves). During the years ended December 31, 2023 and 2024 and the six months ended June 30, 2024 and 2025, we worked with our various customers, of which freight forwarders accounted for approximately 99.6%, 99.5%, 99.5%, and 99.4% of our total revenue for the respective period.

Due to our usual process of co-loading, in which we purchase cargo space from as well as sharing spare capacities with our peer freight forwarders, some of our suppliers and customers may overlap.

In line with the industry practice, we generally do not enter into any long-term agreement with our customers for freight forwarding services. We generally do not have specific agreement with our customers regarding liability for damage of goods during transit. However, we maintain specialized freight forwarder’s liability insurance policies to cover cargo transportation losses and freight forwarder errors and omissions. See “–– Insurance” for details of our insurance coverage. For the years ended December 31, 2023 and 2024 and for the six months ended June 30, 2024 and 2025, we did not encounter any incident relating to liability for damage of goods of a material nature.

Credit policy

For freight forwarder customers, we generally grant an average credit period of around 45 – 60 days, except for charter flights where payment is often required in full or in part in advance. Direct customers are usually required to settle the full amount upon invoice issuance. Our invoices are generally settled by cheque or telegraphic transfer in HKD, RMB or USD. Credit terms granted to customers vary on a case-by-case basis, depending on factors such as reputation, credibility, payment history, and business relationships. We periodically review credit terms and payment records and make adjustments as necessary. We also closely monitor any outstanding overdue amounts and take measures to collect any outstanding amounts. For the years ended December 31, 2023 and 2024 and or the six months ended June 30, 2024 and 2025, we did not experience any material difficulty in collecting payment from our customers.

Sales and Marketing

We have maintained strong and stable business relationships with our existing customers. Our consistent efforts to develop our business, along with the quality of our services and our reputation, will help us attract new customers.

Our sales team has actively engaged with potential customers and managed existing customers, utilizing our established global networks, connections, and local partnerships that have been cultivated since 1993. Through word-of-mouth, our existing customers often refer new customers to us. Our Operating Subsidiaries are members and users of Global Logistics Associates (GLA), JCtrans Network and WCAworld, which are three of the largest independent freight forwarder networks in the world. As members and users, we will appear in their journals and catalogs, making us visible to potential customers. We believe that being part of such highly regarded networks of freight forwarders and other industry participants allows us to diversify and expand our supplier and customer bases. Additionally, we actively participate in various trade fairs and exhibitions such as the Asian Logistics, Maritime, and Aviation Conference to effectively promote our services to customers.

Pricing Strategy

Our final freight rates are determined by considering several factors as follows:

●	market supply of and demand in the cargo space;

●	shipment figure (weight and density of cargo);

●	business relationship with the customer;

●	freight charges (including purchase cost for cargo space and the surcharge such as terminal charges and fuel charges);

●	rates offered by our competitors;

●	the possibility of consolidation of cargo space or co-loading;

●	seasonality; and

●	any ancillary logistics services required.

Customer Services

Our customer service team handles general enquiries, complaints and feedback from customers. For the years ended December 31, 2023 and 2024 and up to the date of this prospectus, we did not receive any complaint or claim from our customers in relation to our services that would have a material impact on our business and operations.

Seasonality

Our peak season typically occurs from October to December, driven by festive events and discount promotions such as Thanksgiving, Christmas and New Year’s Eve. Conversely, during the Lunar Year holiday, usually in January or February, we experience lower shipment volumes and revenue due to reduced business activities in Mainland China. Accordingly, comparison of sales and operating results from different periods in any given financial year may not be relied upon as indicators of our performance. It is widely understood in the industry that these seasonal trends are influenced by a number of factors, including weather patterns, national holidays, economic conditions, consumer demand, major product launches, as well as a number of other market forces. Since many of these trends are subject to unforeseen circumstances, and we cannot provide assurances that these seasonal trends will continue.

Licenses and Regulatory Approvals

We have obtained all the necessary licenses, permits and approvals that are material to our business during the years ended December 31, 2023 and 2024 and up to the date of this prospectus, with details set forth below:

License/permit/approval	Holding entity	Issuing authority	Date of grant	Date of expiry
Radio Dealer License (Unrestricted)	PSIHK	Communications Authority of Hong Kong	August 1, 2025	July 31, 2026
Irradiating Apparatus License	PSIHK	Radiation Board	July 13, 2022	March 5, 2026
Regulated Agent	PSIHK	Civil Aviation Department	February 14, 2000	—
Regulated Air Cargo Screening Facility	PSIHK	Civil Aviation Department	April 29, 2020	—
Textiles Trader Registration	PSIHK	Trade and Industry Department	October 29, 2025	October 28, 2026
Transhipment Cargo Exemption Scheme	PSIHK	Trade and Industry Department	January 1, 2019	December 31, 2025
Regulated Agent	BGG	Civil Aviation Department	July 20, 2018	—
Food Import or Distributor Registration	BGG	Food and Environmental Hygiene Department	January 12, 2021	January 11, 2027

Insurance

Pursuant to paragraph 16.1 of the Hong Kong Association of Freight Forwarding and Logistics Ltd Standard Trading Conditions (HAFFA STCs), we are not required to arrange any insurance except on express written instructions given by the customer and accepted by us in writing. We maintain Freight Forwarder Liability Insurance (also known as the Forwarder Protect Liability Insurance) policies against cargo transportation losses and freight forwarder errors and omissions. We are not liable for any damage or loss to our customers’ goods unless such damage or loss is caused by our negligence. We also maintain cargo transportation liability insurance policies against loss damage liability or expense of the shipments, if so requested by our customers. While we are liable for the damage or loss to our customers’ goods, claims against us from our customers are covered by the Freight Forwarder Liability Insurance policies we maintain as described above. We also maintain insurance coverage of employee’s compensation, business interruption and public liability insurance. We believe that the insurance coverage taken out by us is in line with industry norms in Hong Kong and is adequate and sufficient for our operations.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any material pending legal or administrative proceedings and are not aware of any events that are likely to lead to any such proceedings. As of the date of this prospectus, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or operations. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

Internal Control and Risk Management

In order to ensure compliance with applicable laws and regulations and related policies in different operational aspects, we have established and adopted an internal control system, covering areas such as, among other things (i) financial reporting; (ii) freight cost and expenditure; (iii) cash and treasury management; (iv) human resources management; (v) risk management; and (vi) conflict of interest. In addition, we have a staff handbook, internal control and corporate governance manual which is required to be observed by all our directors and employees. We believe that our internal control system is sufficient and effective.

Health, Work Safety, Social and Environmental Matters

Due to the nature of tasks in the freight forwarding industry and the logistics industry which often involve carrying heavy objects and usage of machinery, workers are constantly subjected to risks of accidents or injuries. To mitigate such risks, we have set out a series of workplace safety rules in the staff manual for our staff to follow. During the years ended December 31, 2023 and 2024 and up to the date of this prospectus, there were no material accidents in the course of our business operation which gave rise to any claims and compensation paid to our employees. There were also no interruptions in our business which may or have had a significant effect on our financial position during the years ended December 31, 2023 and 2024 and up to the date of this prospectus.

Due to the nature of our business, our operational activities are not subject to environmental obligations, and we did not directly incur any cost of compliance with applicable environmental protection rules and regulations. We expect that we will not directly incur significant costs for compliance with applicable environmental protection rules and regulations in the future.

REGULATIONS

As we conduct business in Hong Kong, our business operations are subject to various regulations and rules promulgated by the Hong Kong government. The following is a brief summary of the Hong Kong laws and regulations that currently and materially affect our business. This section does not purport to be a comprehensive summary of all present and proposed regulations and legislation relating to the industries in which we operate.

Regulations Relating to Our Business

Business Registration Ordinance

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (the “BRO”) provides for the registration of businesses in Hong Kong. Business includes any form of trade, commerce, craftsmanship, profession, calling or other activity carried on for the purpose of gain and also means a club. Every company incorporated in Hong Kong or non-Hong Kong company registered under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) is deemed to be a person carrying on business and is required to be registered under the BRO. Pursuant to the BRO, every person (a company or an individual) carrying on a business in Hong Kong, other than those specifically exempted, shall make a business registration application to the Commissioner of Inland Revenue within one month of the commencement of the business and a valid business registration certificate shall be displayed at the place of business to which such certificate relates.

Dangerous Goods (Consignment by Air) (Safety) Ordinances and Dangerous Goods (Consignment by Air) (Safety) Regulations

The Dangerous Goods (Consignment by Air) (Safety) Ordinance (Chapter 384 of the Laws of Hong Kong) (the “DGCASO”) serves to control, in the interest of safety, the preparation, packing, marking, labelling and offering of dangerous goods for carriage by air, and for matters connected therewith. Dangerous Goods (Consignment by Air) (Safety) Regulations (Chapter 384A of the Laws of Hong Kong) (the “DGCASR”) was made under the DGCASO and must be complied with by consignors, which includes shippers and freight forwarders. Consignors must ensure that all dangerous goods are properly marked, packed, labelled, classified and documented before they offered for transportation by air.

Further, under the DGCASR, a consignor of dangerous goods by air is required to provide for each consignment a shipper’s declaration for dangerous goods, which must be signed by a person who completed appropriate dangerous good training within the past 24 months pursuant to Regulation 7 of the DGCASR.

The Convention of International Civil Aviation and the Aviation Security Ordinance

To safeguard aircraft against acts of unlawful interference, the International Civil Aviation Organisation has laid down standards and recommended practice in Annex 17 to the Convention on International Civil Aviation (the “CICA”) on the security measures required to be implemented by contracting states. For the security of air cargo to be in line with Annex 17 to the CICA, the Hong Kong Aviation Security Programme, which is enforceable under the Aviation Security Ordinance (Chapter 494 of the Laws of Hong Kong), has adopted the regulated agent regime (the “RAR”). As a result, the Aviation Security Ordinance made provisions for the prevention and suppression of acts of violence against civil air transport and for connected purposes, it constitutes the comprehensive legislation for implementation of the conventions and agreements on aviation security promulgated by the ICAO. A cargo handling agent, a freight forwarder or a consignor of air cargo may apply for registration as a who is required to comply with the requirements in respect of an RA in the Hong Kong Aviation Security Programme, in order to prevent the unauthorized carriage of explosives and incendiary devices in the consignments of cargo intended for carriage by air.

Under the RAR, an RA is obliged, among other obligations, to ensure that the appropriate security controls acceptable by the Civil Aviation Department (the “CAD”) are properly implemented upon the acceptance of cargo for carriage by air unless the consignment is from a known consignor recognized by an RA and to ensure that a consignment of cargo is safeguarded against unauthorized interference after its reception and to make best endeavors to protect it from unauthorized interference until the consignment is accepted by another RA or an airline.

An RA shall also ensure that a consignment of cargo accepted from a known consignor or another RA is: (i) accompanied by a full description of the contents in the shipping documents (e.g. airway bills, cargo manifests or shipper’s instructions), that the RA’s registration code or the known consignor’s code on the shipping documents of the consignment is checked; (ii) checked against the description in the shipping documents in respect of the quantity of cargo tendered and any sign of the package having been tampered with; (iii) declared as known cargo by checking the annotation of the tendering RA’s registration code or otherwise stated as unknown cargo on shipping documents in inter-RA’s handling; and (iv) safeguarded from unauthorized interference after it has been received until accepted by the next RA or an airline, or until loaded on to an aircraft. Given our Operating Subsidiaries are RA, we have duly carried out the aforementioned obligations during our ordinary course of business.

On September 1, 2016, the ICAO has introduced a new policy direction to progressively increase the required screening percentage of known cargoes consigned by existing consignors which have not been approved by the CAD, from 1% to 100% before the deadline imposed by ICAO (30 June 2021). In order to fully implement such new policy direction, the CAD has developed a transitional arrangement for the registered agents, namely, (i) from January 2020 to April 2020, prior to the air cargo being loaded onboard, all registered agents will be required to screen 25% of their cargo tendered by consignors not approved by the CAD; (ii) from May 2020 to August 2020, the required screening percentage will be increased to 40%; (iii) from September 2020 to February 2021, the screening percentage will be increased to 70%; and (iv) from March 2021 to June 2021, the screening percentage will be further increased to 100%. In anticipation of an upsurge in screening demand, a regulated air cargo screening facilities scheme which enables and regulates air cargo screening at off-airport locations has been formulated. Any entity which intends to conduct air cargo security screening operations in their premises may apply for acceptance by the CAD to become a regulated air cargo screening facility (“RACSF”). Each RACSF must have at least two nominated persons for cargo security who have attended and completed the RACSF training program acceptable to the CAD. The relevant training certificates are valid for a period of three years, hence, the relevant RACSF should arrange for revalidation of the same by their expiry. As the Company conducts air cargo security screening operations in the Tsing Yi Warehouse from 2021 until August of 2022, the Company was required and duly registered the Tsing Yi Warehouse as the RACSF with the CAD. The Company engaged independent third party as a screening service provider to provide qualified manpower (the security screeners) to perform cargo screening using our off-airport x-ray screening machines and facilities on site in the Tsing Yi Warehouse. In August 2022, we surrendered the lease of the Tsing Yi Warehouse and the air cargo security screening is no longer performed in the Company’s premise since then.

Telecommunications Ordinance

Under the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong), companies possessing and dealing in the course of trade or business in apparatus or material for radio communications or in any component parts in Hong Kong, are required to obtain a Radio Dealers License (Unrestricted) from Office of the Communications Authority (“OFCA”). Under the Radio Dealers License (Unrestricted), the licensee is permitted to (i) deal in radiocommunications apparatus and (ii) import into or export from Hong Kong radio transmitting apparatus pursuant to section 9 of the Telecommunications Ordinance. A Radio Dealers License (Unrestricted) is generally valid for a period of 12 months, and is renewable on payment of the prescribed fee, at the discretion of OFCA. Given the Company provides storage services to the customers in Hong Kong, we may fall within the ambit of the Telecommunications Ordinance and have duly obtained the Radio Dealers License (Unrestricted) from the OFCA.

International Conventions — Carriage of Goods by Air

In relation to carriage of goods by air, the relevant international conventions are the Warsaw Convention for the Unification of Certain Rules Relating to International Carriage by Air 1929 (the “Warsaw Convention”) and the Montreal Convention for the Unification of Certain Rules for International Carriage by Air 1999 (the “Montreal Convention”).

The Warsaw Convention

The Warsaw Convention was an international convention which regulates liability for international carriage of persons, luggage or goods performed by aircraft for reward. It was originally signed in 1929 in Warsaw and was amended in 1955 by the Hague Protocol. Hong Kong still applies the Amended Warsaw Convention to international air carriages with countries that have adopted the Amended Warsaw Convention but not the Montreal Convention.

The Montreal Convention and the Carriage by Air Ordinance

The Montreal Convention was designed to establish worldwide uniformity in liability rules governing air carriage of person, baggage and cargo for compensation between two countries which are parties to it. Hong Kong ratified the Montreal Convention on 15 December 2006. The Montreal Convention was put into force in Hong Kong under the Carriage by Air Ordinance (Chapter 500 of the Laws of Hong Kong) (the “CAO”).

The provisions of the Montreal Convention, as set out in Schedule 1A of the CAO, so far as they relate to the rights and liabilities of carriers, carriers’ servants and agents, passengers, consignors, consignees and other persons, and subject to the CAO, have the force of law in relation to any carriage by air to which the Montreal Convention applies, irrespective of the nationality of the aircraft performing that carriage.

Article 18 of the Montreal Convention determines the extent of the carriers’ liability during carriage of cargoes. Article 18(1) states that the carrier is liable for damage sustained in the vent of the destruction or loss of, or damage to, cargo upon condition only that the event which caused the damage so sustained took place during the carriage by air. Article 18(2) provides the following four defences to the carrier:

(a)	inherent defect, quality or vice of that cargo;

(b)	defective packing of that cargo performed by a person other than the carrier or its servants or agents;

(c)	an act of war or an armed conflict; and/or

(d)	an act of public authority carried out in connection with the entry, exit or transit of the cargo.

Radiation Ordinance

The Radiation Ordinance (Chapter 303 of the Laws of Hong Kong) (the “RO”) controls the import, export, possession and use of radioactive substances and irradiating apparatus and the prospecting and mining for radioactive minerals and for purposes connected therewith. No person shall, except under and in accordance with a license duly issued under the RO, have in his possession or use, any radioactive substance or irradiating apparatus. As we own and operate certain apparatuses used for the provision of x-ray screening services to our customers, the use of which fall within the ambit of the RO, we are required and have duly obtained an irradiating apparatus license in accordance with RO.

Food Safety Ordinance

The Food Safety Ordinance (Chapter 612 of the Laws of Hong Kong) establishes a registration scheme for food importers and food distributors, to require the keeping of records by persons who acquire, capture, import or supply food and to enable food import controls to be imposed. Under the Food Safety Ordinance, “food” is defined to include, inter alia, drink and articles and substances used as ingredients in the preparation of food, which does not include medicine as defined under the Pharmacy and Poisons Ordinance or Chinese herbal medicine or PCM as defined under the Chinese Medicine Ordinance. For the purpose of the Food Safety Ordinance, any food commonly used for human consumption is presumed, unless there is evidence to the contrary, to be intended for human consumption. As such, consumable health and wellness products, such as vitamins and minerals, insofar as they do not constitute medicines or PCM for the purpose of the Pharmacy and Poisons Ordinance and the Chinese Medicine Ordinance, are likely to be considered “food” for the purpose of the Food Safety Ordinance.

The Food Safety Ordinance requires that any person who carries on a food importation business or food distribution business to register with the Food and Environmental Hygiene Department as a food importer or food distributor. Any person who does not register but carries on a food importation or distribution business, without reasonable excuse, commits an offense and is liable to a maximum fine of HK$50,000 and imprisonment for six months.

Regulations Relating to Import and Export

Import and Export Ordinance (Chapter 60 of the Laws of Hong Kong)

Importing and exporting cargo

The Import and Export Ordinance (Chapter 60 of the Laws of Hong Kong) (the “IEO”) provides for the regulation and control of the import of articles into Hong Kong, the export of articles from Hong Kong, the handling and carriage of articles within Hong Kong which have been imported into Hong Kong or may be exported from Hong Kong, and any matter incidental to or connected with the foregoing.

The import and export of certain articles are prohibited unless with the relevant licenses under sections 6C and 6D which are issued under section 3 of the IEO. Pursuant to section 6C of the IEO, no person shall import any article specified in Schedule 1 to the Import and Export (General) Regulations (Chapter 60A of the Laws of Hong Kong) except under and in accordance with an import license issued by the Director-General of Trade and Industry under section 3 of the IEO. Section 6D of the Import and Export Ordinance provides that no person shall export any article specified in the second column of Schedule 2 to the Import and Export (General) Regulations to the place specified opposite thereto in the third column of the schedule except under and in accordance with an export license issued by the Director-General of Trade and Industry under section 3 of the IEO.

Any person who contravenes section 6C or 6D of the IEO in respect of any article specified in Part 1 of Schedule 1 or Part 1 of Schedule 2 to the Import and Export (General) Regulations (Chapter 60A of the Laws of Hong Kong) shall be liable on conviction to a fine of HK$500,000 and to imprisonment to two years. Any person who contravenes section 6C or 6D of the IEO in respect of any article specified in Part 2 of Schedule 1 or Part 2 of Schedule 2 to the Import and Export (General) Regulations (Chapter 60A of the Laws of Hong Kong) shall be liable to a fine of $500,000 and to imprisonment for two years on summary conviction, or a fine of $2,000,000 and to imprisonment for seven years on conviction on indictment.

Shipping companies, airlines and freight forwarders registered under the Transhipment Cargo Exemption Scheme (the “TCES”) are, subject to certain conditions, exempted from import and export licensing requirements in respect of transhipment cargos handled by them. Transhipment cargos means any imported articles that (i) is consigned on a through bill of lading or a through air waybill from a place outside Hong Kong to another place outside Hong Kong; and (ii) is or is to be removed from the vessel, aircraft or vehicle in which it was imported and either returned to the same vessel, aircraft or vehicle or transferred to another vessel, aircraft or vehicle before being exported, whether it is or is to be transferred directly between such vessels, aircraft or vehicles or whether it is to be landed in Hong Kong and stored after its importation, pending exportation.

Given that we have obtained a valid certificate of exemption issued by the Trade and Industry Department under the TCES, we are exempted from licensing requirements under the IEO in respect of certain types of transhipment cargo set out in relevant circulars or letters which may be issued by the Trade and Industry Department.

Import and Export (Registration) Regulations (Chapter 60E of the Laws of Hong Kong)

The Import and Export (Registration) Regulations (Chapter 60E of the Laws of Hong Kong) (the “IAE Registration Regulations”) was made under the IEO. Regulations 4 and 5 of the IAE Registration Regulations set out that every person who imports or exports any article other than an exempted article shall lodge with the Commissioner of Customs and Excise an accurate and complete import or export declaration relating to such article using services provided by a specified body, in accordance with the requirements that the Commissioner of Customs and Excise may specify. Every declaration shall be lodged within 14 days after the importation or exportation of the article to which it relates.

Regulations Relating to Labor, Health and Safety

Factories and Industrial Undertakings Ordinance, Factories and Industrial Undertakings (Lifting Appliances and Lifting Gear) Regulations, Factories and Industrial Undertakings (Cargo and Container Handling) Regulations, Factories and Industrial Undertakings (Loadshifting Machinery) Regulation and Factories and Industrial Undertakings (Fire Precautions in Notifiable Workplaces) Regulations

The Factories and Industrial Undertaking Ordinance (Chapter 59 of the Laws of Hong Kong) (the “FIUO”) provides for the safety and health protection of workers in an industrial undertaking. Under the FIUO, (i) “industrial undertaking” includes but not limited to the loading, unloading, or handling of goods or cargo at any dock, quay, wharf, warehouse or airport; and (ii) a “proprietor” means the person for the time being having the management or control of the business carried on, in, inter alia, an industrial undertaking, or the occupier or the agent of the occupier of an industrial undertaking. Under the FIUO, there are 30 sets of subsidiary regulations covering various aspects of hazardous work activities in factories, building and engineering construction sites, catering establishments, cargo and container handling undertakings and other industrial workplaces. The subsidiary regulations prescribe detailed safety and health standards on work situations, plant and machinery, processes and substances.

The Factories and Industrial Undertakings (Lifting Appliances and Lifting Gear) Regulations (Chapter 59J of the Laws of Hong Kong) was made under the FIUO and they lay down, among others, the legal requirements for the testing, examination and inspection of lifting appliances and lifting gear used for raising or lowering or as a means of suspension in any industrial undertaking (the “Lifting Equipment”). Every employer providing Lifting Equipment for use at work, and every person having control of such use, should observe and ensure compliance with these regulations. In particular, the Lifting Equipment must be made of strong and sound material, properly maintained, and thoroughly examined by a competent examiner at least once every 12 months and certified by the competent examiner in an approved form as being in a safe working order; the Lifting Equipment should not be loaded beyond the maximum safe working load; and that no load is left suspended from a Lifting Equipment unless a competent person is in charge of the lifting appliance during the period of suspension.

The Factories and Industrial Undertakings (Cargo and Container Handling) Regulations (Chapter 59K of the Laws of Hong Kong) was made under the FIUO and they provide for the requirements on safety of workers employed in industrial undertakings of loading, unloading or handling of cargo and goods at docks, quays or wharves as well as those employed in industrial undertakings of loading, unloading, handling, stacking, unstacking, storing or maintaining (including repairing) of freight containers. In particular:

●	Regulation 7 requires that the owner of a fork-lift truck shall not use or cause or permit the use of the truck for cargo or container handling unless (i) it is properly maintained; and (ii) the person operating it is trained and competent to operate it.

●	Regulation 9 requires that, where cargo or goods are placed on a dock, quay or wharf (a) a clear passage leading to the means of access to any vessel which is lying at a the dock, quay or wharf shall be maintained on the dock, quay or wharf; and (b) if any space is left along the edge of the dock, quay or wharf, it shall be at least 900 millimeters wide and clear of all obstructions, other than fixed structures, plant and appliances in use.

●	Regulation 10B requires the proprietor to take all reasonable steps to ensure that no person works on top of a container unless adequate precautions have been taken to prevent persons falling therefrom.

The proprietors of industrial undertakings (as defined in the FIUO) engaged in the aforementioned activities are responsible for ensuring that the regulations are observed.

The Factories and Industrial Undertakings (Loadshifting Machinery) Regulation (Chapter 59AG of the Laws of Hong Kong) (the “FIU(LM)R”) stipulates the responsible person of a loadshifting machine shall ensure that the machine is only operated by a person who has attained the age of 18 years and holds a valid certificate applicable to the type of loadshifting machine to which that machine belongs. Under the FIU(LM)R, loadshifting machines used in industrial undertakings refer to fork-lift trucks.

The Factories and Industrial Undertakings (Fire Precautions in Notifiable Workplaces) Regulations (Chapter 59V of the Laws of Hong Kong) was made under the FIUO and they provide for the prevention of the outbreak of fire, the spread of fire and smoke in case of fire, the provision of firefighting equipment and the maintenance of fire escapes in notifiable workplaces.

Occupiers Liability Ordinance

The Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong) (the “OLO”) regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property lawfully on the land. The OLO imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitors will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

Motor Vehicles Insurance (Third Party Risks) Ordinance

The Motor Vehicles Insurance (Third Party Risks) Ordinance (Chapter 272 of the Laws of Hong Kong) (the “MVI(TPR)O”) provides that it shall not be lawful for any person to use, or to cause or permit any other person to use, a motor vehicle on a road unless there is in force in relation to the user of the vehicle by that person or that other person, as the case may be, such a policy of insurance or such a security in respect of third party risks as complies with the requirements of the MVI(TPR)O.

Occupational Safety and Health Ordinance

The Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (the “OSHO”) provides for the safety and health protection to employees in workplace, both industrial and non-industrial. Under section 6 of the OSHO, every employer must, so far as reasonably practicable, ensure the safety and health at work of all the employer’s employees by:

(a)	providing and maintaining plant and systems of work that are safe and without risks to health;

(b)	making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant and substances;

(c)	providing information, instruction, training and supervision as may be necessary to ensure the safety and health at work of the employees;

(d)	as regards any workplace under the employer’s control, maintaining the workplace in a condition that is safe and without risks to health or providing or maintaining means of access to and egress from the workplace that are safe and without any such risks; and

(e)	providing or maintaining a working environment for the employees that is safe and without risks to health.

The Commissioner for Labor may serve an improvement notice on an employer against contravention of the OSHO or the FIUO, or a suspension notice against activity or condition or use of workplace or of any plant or substance located on the workplace which may create an imminent risk of death or serious bodily injury to the employees.

Regulations Relating to Environmental Protection

Air Pollution Control Ordinance, Air Pollution Control (Non-Road Mobile Machinery) (Emission) Regulation and Air Pollution Control (Air Pollutant Emission) (Controlled Vehicles) Regulation

The Air Pollution Control (Non-Road Mobile Machinery) (Emission) Regulation (Chapter 311Z of the Laws of Hong Kong) (the “NRMM Regulation”) was made under Air Pollution Control Ordinance (Chapter 311 of the Laws of Hong Kong) (the “APCO”) and NRMM Regulation came into effect on June 1, 2015 to introduce regulatory control on the emissions of non-road mobile machinery (“NRMM”), including non-road vehicles and regulated machines that are subject to the NRMM Regulations (the “Regulated Machines”). Unless exempted, NRMMs which are regulated under the NRMM Regulation are required to comply with the emission standards prescribed under the NRMM Regulation. Under section 5 of the NRMM Regulation, starting from December 1, 2015, only approved or exempted NRMMs with a proper label are allowed to be used in specified activities and locations including construction sites. However, existing NRMMs which are already in Hong Kong on or before November 30, 2015 will be exempted from complying with the emission requirements pursuant to section 11 of the NRMM Regulation.

The Air Pollution Control (Air Pollutant Emission) (Controlled Vehicles) Regulation (Chapter 311X of the Laws of Hong Kong) (the “APE Regulation”) was made under the APCO. For the purposes of an application for a vehicle license made on or after the date specified in section 4(2) of the APE Regulation in respect of a controlled vehicle, the emission of the vehicle must conform to the emission standards applicable to the vehicle under section 5 of the APE Regulation. Under section 3 of the APE Regulation, a controlled vehicle is a designated vehicle first registered before April 1, 1995, on or after February 1, 2014, or within the period as specified in the schedule to the APE Regulation. A designated vehicle is a motor vehicle equipped with a compression ignition engine, that is a diesel commercial vehicle (“DCV”), including a goods vehicle, light bus and non-franchised bus. A vehicle license will not be issued to the relevant DCVs after certain dates (for example Euro IV DCV after 31 December 2027 if the first registration year is 2012) as specified by the Environmental Protection Department (the “EPD”) of the Hong Kong government, unless such DCVs comply with the applicable emission standards as if they were first registered on the date of the vehicle license applications. Eligible registered owners of Euro IV DCVs can apply for the ex-gratia payment before the deadline, which is subject to the first registration date of Euro IV DCV. To be eligible to apply for the ex-gratia payment, the vehicle under application and the applicant must satisfy the following requirements:

(a)	the vehicle must be a DCV with a first registration date that falls within certain dates as specified by the EPD;

(b)	the vehicle is registered as a DCV or has applied for re-registration as of January 1, 2020;

(c)	the vehicle is scrapped on or after October 19, 2020 by a vehicle scrapping company registered under the ex-gratia payment scheme;

(d)	the registration of the vehicle is cancelled and on or before the deadline as specified by the EPD after it is scrapped;

(e)	the vehicle has had a valid vehicle license on or after January 1, 2020;

(f)	the applicant for the ex-gratia payment is the registered owner of the vehicle when its registration is cancelled; and

(g)	The vehicle is a DCV on the day of cancellation of its registration.

Regulations Relating to Trade Description

Trade Descriptions Ordinance

The Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (the “TDO”), which came into full effect in Hong Kong on April 1, 1981 aims to prohibit false or misleading trade description and statements to goods and services provided to the customers during or after a commercial transaction. Pursuant to the TDO, any person in the course of any trade or business applies a false trade description to any goods or supplies or offers to supply them commits an offence and a person also commits the same offence if he/she is in possession for sale or for any purpose of trade or manufacture of any goods with a false description. The TDO also provides that traders may commit an offence if they engage in a commercial practice that has a misleading omission of material information of the goods, an aggressive commercial practice, involves bait advertising, bait and switch or wrong acceptance of payment.

Regulations Relating to Trademark

Trade Marks Ordinance

The Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong) (the “TMO”), which came into full effect in Hong Kong on April 4, 2003 provides the framework for the Hong Kong’s system of registration of trademarks and sets out the rights attached to a registered trade mark, including logo and a brand name. The TMO restricts unauthorized use of a sign which is identical or similar to the registered mark for identical and/or similar goods and/or services for which the mark was registered, where such use is likely to cause confusion on the part of the public. The TMO provides that a person may also commit a criminal offence if that person fraudulently uses a trade mark, including selling and importing goods bearing a forged trade mark, or possessing or using equipment for the purpose of forging a trade mark.

Regulations Relating to Competition

Competition Ordinance

The Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (the “Competition Ordinance”), which came into full effect in Hong Kong on December 14, 2015 prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. The key prohibitions include (i) prohibition of agreements between businesses which have the object or effect of preventing, restricting or distorting competition in Hong Kong; and (ii) prohibiting companies with a substantial degree of market power from abusing their power by engaging in conduct that has the object or effect of preventing, restricting or distorting competition in Hong Kong. The penalties for breaches of the Competition Ordinance include, but are not limited to, financial penalties of up to 10% of the total gross revenues obtained in Hong Kong for each year of infringement, up to a maximum of three years in which the contravention occurs.

Regulations Relating to Employment

Employment Ordinance

Pursuant to the Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (the “EO”), which came into full effect in Hong Kong on September 27, 1968, all employees covered by the EO are entitled to basic protection under the EO including but not limited to payment of wages, restrictions on wages deductions and the granting of statutory holidays.

Mandatory Provident Fund Schemes Ordinance

Pursuant to the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the “MPFSO”), which came into full effect in Hong Kong on December 1, 2000, every employer must take all practicable steps to ensure that the employee becomes a member of a Mandatory Provident Fund scheme. An employer who fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer who is employing a relevant employee must, for each contribution period, from the employer’s own funds, contribute to the relevant Mandatory Provident Fund scheme the amount determined in accordance with the MPFSO.

Employees’ Compensation Ordinance

Pursuant to the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the “ECO”), which came into full effect in Hong Kong on December 1, 1953, all employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for injuries at work in respect of all of their employees. The ECO establishes a no-fault and noncontributory employee compensation system for work injuries, and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases under the ECO. Under the ECO, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. An employee who suffers incapacity arising from an occupational disease is entitled to receive the same compensation as that payable to an employee injured in an accident arising out of and in the course of employment, if the disease is one due to the nature of any occupation in which he was employed at any time within the prescribed period immediately preceding the incapacity caused.

Minimum Wage Ordinance

The Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (the “MWO”) provides for a prescribed minimum wage at an hourly wage rate during the wage period for certain employees. Every employee engaged under a contract of employment under the EO (except those specified under section 7 of the MWO). Any provision of employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee under the MWO is void.

Regulations Relating to Personal Data Collection

Personal Data (Privacy) Ordinance

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 — purpose and manner of collection of personal data;

●	Principle 2 — accuracy and duration of retention of personal data;

●	Principle 3 — use of personal data;

●	Principle 4 — security of personal data;

●	Principle 5 — information to be generally available; and

●	Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

MANAGEMENT

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Yee Kit Chan	67	Director and Chairman of the Board
Chunlin Tong	41	Chief Executive Officer and Director
Man Kiu Chan	63	Chief Financial Officer
Kim Fung Keith Ching	39	Independent Director
Ho Pan Darren Kwok	36	Independent Director
Sheung Yuk Clara Chiu	52	Independent Director

Yee Kit Chan is our founder and serves as Director and the Chairman of our board of directors. Mr. Chan also serves as a director of PSIHK and BGG, the Operating Subsidiaries of our Company. Mr. Chan has over 40 years of experience in logistic and supply chain operations. He commenced his career at JET Freight International (H.K.) Limited in 1980. From 1981 to 1982, Mr. Chan worked as a manager at DAS Express (HK) Limited. Prior to the founding of PSIHK in 1993, Mr. Chan worked at “K” Line Air Service (Hong Kong) Limited (formerly also known as “K” Line Air Service Fast Forwarders Limited and Fast Forwarder Limited) from 1985 to 1993 with various positions including assistant sales manager, sales manager, the sales manager of Asia Pacific region and the general manager of China region. Mr. Chan obtained a high school diploma in 1978.

Mr. Chunlin Tong, age 41, has more than 17 years of management and marketing experience across multinational and financial services companies. He most recently served as Marketing Director of Sparkle In Technology Investment Ltd. in Hong Kong, where he led business development with major enterprises and state-owned entities. From 2022 to 2023, he was Managing Director of CIC Guolian (Beijing) Investment Fund Co., Ltd. Previously, Mr. Tong held senior positions at Aerospace Science and Industry Financial Leasing Co., Ltd., CITIC Financial Leasing, Minsheng Financial Leasing, and Huawei Technologies, where he was responsible for business development in shipping, aviation, energy, finance, and intelligent manufacturing sectors. He holds an MBA in Accounting, Finance, and Management from the Graduate School of the Chinese Academy of Social Sciences.

Mr. Man Kiu Chan, age 63, has over 30 years of accounting, financial management, and corporate governance experience. He served as Chief Financial Officer and Company Secretary of Jiangnan Group Limited, a Hong Kong-listed cable manufacturer, from 2011 until its privatization in 2023. Prior to that, he held senior management roles at Xinhua Sports & Entertainment Limited as Deputy COO, Xinhua Financial Network Limited as Managing Director of Business Development, and Jardine Fleming Holdings Limited as Director of Securities Services. He began his career at PriceWaterhouse in Hong Kong. Mr. Chan is an associate member of the Hong Kong Institute of Certified Public Accountants and holds a Professional Diploma in Accountancy from Hong Kong Polytechnic and an MBA from City University of Hong Kong.

Mr. Kim Fung Keith Ching, aged 39, has over 15 years of experience in corporate governance, auditing, and financial management. He currently serves as the Company Secretary of Eggriculture Foods Limited since 2018, where he supports board governance and regulatory compliance with Hong Kong Listing Rules and Companies Ordinance requirements. He is also the sole proprietor of Ching Kim Fung Certified Public Accountant (Practising) since 2016, providing audit services to private companies in Hong Kong. Previously, Mr. Ching was the Financial Controller of Jiangnan Group Limited (stock code: 1366.HK) from 2015 to 2025, and an Assistant Manager (Audit) at SHINEWING (HK) CPA Limited, leading audit and IPO assignments for listed clients across industries. Mr. Ching holds a BBA (Hons) in Accounting & Finance from The Hong Kong Polytechnic University. He is a member of the Hong Kong Institute of Certified Public Accountants and an associate of The Hong Kong Chartered Governance Institute.

Mr. Ho Pan Darren Kwok, aged 36, has over 5 years of professional experience in accounting, auditing, and financial management. He is currently the Financial Controller and Compliance Manager of XTB Limited (Uzen Securities Limited) since March 2025, where he manages accounting functions, regulatory compliance, and financial reporting in a licensed securities firm. He previously served as Accounting Manager at House of Talent Limited (Master Beef Group), and held senior auditing roles at Moore Stephens CPA Limited, Baker Tilly Hong Kong, and Linkers CPA Limited, where he handled audits for private and Hong Kong listed companies. Mr. Kwok obtained his Bachelor of Science (Hons) in Accounting from the University of Hull. He is proficient in accounting standards and regulatory reporting relevant to Hong Kong’s securities and financial sector.

Ms. Sheung Yuk Clara Chiu, aged 52, brings over 20 years of experience in asset management, financial services, and regulatory compliance. She currently serves as Executive Director and Responsible Officer (Type 9 license) at Sino Linear Investment Management Ltd since November 2023, overseeing strategic operations, hedge fund and PE fund management, and regulatory compliance. Prior roles include senior leadership and Responsible Officer positions at various licensed firms such as HTF Securities Limited, Matrix Securities Ltd, and HK Keystone Capital Limited, with responsibilities spanning fund setup, discretionary account management, middle-back office controls, and risk management.  Ms. Chiu holds a Master of Science in Training & Performance Management from the University of Leicester and a BBA (Hons) in Human Resources Management from Hong Kong Baptist University. She is fluent in Cantonese, English, and Mandarin. Ms. Chiu was appointed to serve as a member of the Audit Committee.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Compensation

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our executive officers. Pursuant to such agreements, such individuals agreed to serve as our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, for certain acts of the executive officer, such as continued failure by the executive officer to satisfactorily perform his/her duties, or the executive officer’s conviction or entry of a guilty or nolo contendere plea of any felony or any misdemeanor involving moral turpitude. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case of termination by the Company, the Company will (i) continue to provide to the executive officer all compensation, base salary and previously earned but unpaid incentive compensation, if any, and to allow the executive officer to participate in any benefit plans in accordance with the terms of such plans during the notice period, and (ii) pay to the executive officer, in lieu of benefits under any severance plan or policy of the Company, any such amount as may be agreed between the Company and the executive officer.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of Company’s confidential information or trade secrets, any confidential information or trade secrets of the Company’s clients or prospective clients, or the confidential or proprietary information of any third party received by the Company and for which the Company o has confidential obligations. The executive officers have also agreed to disclose in confidence to the Company all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with the Company and to assign all rights, title and interest in them to the Company, and assist the Company in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) engage in, or otherwise directly or indirectly being employed by or acting as a consultant or lender to, or being a director, officer, employee, principal, agent, stockholder, member, owner or partner of, or permitting the executive officer’s name to be used in connection with the activities of, any other business or organization which competes, directly or indirectly, with the Company, (ii) solicit from any customer doing business with the Company during the term, or (iii) otherwise interfere with the business or accounts of the Company.

The Company has entered into indemnification agreements with each of the the Company’s directors and executive officers. Under these agreements, the Company agrees to indemnify the Company’s directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of the Company.

Compensation of Directors and Executive Officers

For the year ended December 31, 2024 we incurred an aggregate of US$670,864 as compensation to our directors and executive officers as well as an aggregate of US$4,615 contributions to the Mandatory Provident Fund (“MPF”), a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

Except contribution to the MPF, we did not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers.

2024 Share Incentive Plan

We have adopted a 2024 share incentive plan (the “2024 Plan”). Under the 2024 Plan, we have granted share incentive awards to eligible directors, employees and consultants of ours in order to promote the success and enhance the value of the Company. The material terms of the 2024 Plan are summarized below:

Eligibility and Administration. Directors, employees and consultants, including any prospective director, employee, or consultant who has accepted an offer of employment or service and will be a director, employee, or consultant after the commencement of their service are eligible to participate in the 2024 Plan.

Limitation on Awards and Shares Available. The number of ordinary shares initially be approved for issuance under the 2024 Plan shall be 2,527,027 pre reverse stock split shares or 315,875 post reverse stock split shares (the “Share Limit”). Subject to the authorized share capital as provided in the memorandum of association and articles of association of the Company, the Share Limit will be increased automatically on January 1st of each calendar year during the term of the 2024 Plan commencing on January 1st, 2025 (each, an “Evergreen Date”), by an amount equal to one percent (1%) of the total number of outstanding shares of the Company on the end of the calendar year immediately preceding the applicable Evergreen Date. The shares that the Company issues under the 2024 Plan may be, in whole or in part, authorized and unissued shares, treasury shares (subject to applicable laws) or shares purchased on the open market. If an award is terminated, expired or lapsed for any reason, any shares subject to such award may be used again for new grants under the 2024 Plan, subject to the Share Limit.

Awards. The 2024 Plan provides for the grant of options, restricted shares or restricted share units. Each award under the 2024 Plan shall be evidenced by a notice of grant, which will detail the terms, conditions and limitations for each award, including, among others, the term of the award, and the provisions that are applicable in the event that the grantee’s employment or service terminates, and Company’s authority to unilaterally or bilaterally amend, modify, suspend, cancel, or rescind an award.

Transfer Restrictions. Unless otherwise expressly provided in the 2024 Plan, by applicable laws and by the notice of grant, an award is non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance, or charge.

Plan Amendment and Termination. With the approval of the board of directors, the administrator of the 2024 Plan may terminate, amend, modify, alter, suspend or discontinue the 2024 Plan or any portion thereof at any time. Except with respect to the amendments made in the abovementioned situations and except to the extent any such amendment, alteration, suspension, discontinuance or termination is made to cause the 2024 Plan to comply with applicable laws or accounting or tax rules and regulations, no termination, amendment or modification may adversely affect in any material way any award previously granted pursuant to the 2024 Plan without prior written consent of the participant.

As of the date of the prospectus, 2,420,000 pre reverse stock split options have been granted and partially vested on certain directors and employees of the Company and its Operating Subsidiaries, including 670,000 pre reverser stock split options to Mr. Hok Wai Alex Ko, the Company’s former Chief Executive Officer and Director, 380,000 pre reverse stock split options to Mr. Chun Kit Tsui, the Company’s former Chief Financial Officer, 380,000 pre reverse stock split options to Mr. Hang Tat Gabriel Chan, the Company’s former Chief Executive Officer and Director, and an aggregate of 990,000 pre reverse stock split options to other grantees who are the employees of the Company’s Operating Subsidiaries, not the directors and officers of the Company. Upon vesting, each option will be exercisable at $0.01 per share.

The 2024 Plan will expire on, and no award may be granted pursuant to the 2024 Plan after, the tenth anniversary of the closing date of the Business Combination, i.e July 18, 2024, unless otherwise determined by the administrator.

As of the date of the prospectus, 2,044,000 pre reverse stock split options granted under the 2024 Plan have been exercised, and as the result, 2,044,000 pre reverse stock split ordinary shares of US$0.0001 par value per share or 255,500 post reverse stock split ordinary shares of US$0.0008 par value per share, have been issued as exercised in accordance with the 2024 Plan.

Board Practices

Board of Directors

The board of directors of the Company consists of five (5) directors. Three of these five directors are independent. A director is not required to hold any shares in the Company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is interested provided (i) such director has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice, (ii) such director has not been disqualified by the chairman of the relevant board meeting, and (iii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the Nasdaq rules. The directors may exercise all the powers of the Company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the Company or of any third party.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee’s members and functions are described below.

Audit Committee

The Company’s audit committee consists of Mr. Kim Fung Keith Ching, Mr. Ho Pan Darren Kwok, and Ms. Sheung Yuk Clara Chiu. Mr. Kim Fung Keith Chiu is the chairperson of the Company’s audit committee. Each of Mr. Ching, Mr. Kwok, and Mr. Chiu satisfies the independence requirements under Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act, as well as the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

The Company’s audit committee oversees the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements. The audit committee is responsible for, among other things:

●	selecting the independent auditor;

●	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

●	annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and the Company;

●	reviewing responsibilities, budget, compensation and staffing of the Company’s internal audit function;

●	reviewing with the independent auditor any audit problems or difficulties and management’s response;

●	reviewing and, if material, approving all related party transactions on an ongoing basis;

●	reviewing and discussing the annual audited financial statements with management and the independent auditor;

●	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

●	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

●	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

●	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company’s financial statements;

●	discussing policies with respect to risk assessment and risk management with management and internal auditors;

●	timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by the Company, all alternative treatments of financial information within IFRS that have been discussed with management and all other material written communications between the independent auditor and management;

●	establishing procedures for the receipt, retention and treatment of complaints received from the Company’s employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by the Company’s employees of concerns regarding questionable accounting or auditing matters;

●	such other matters that are specifically delegated to the Company’s audit committee by the Company’s board of directors from time to time; and

●	meeting separately, periodically, with management, internal auditors and the independent auditor.

Compensation Committee

The Company’s compensation committee consists of Mr. Chunlin Tong, Mr. Yee Kit Chan, and Mr. Ho Pan Darren Kwok. Mr. Tong is the chairperson of the compensation committee. Mr. Kwok satisfies the independence requirements under Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

The Company’s compensation committee is responsible for, among other things:

●	reviewing, evaluating and, if necessary, revising the Company’s overall compensation policies;

●	reviewing and evaluating the performance of the Company’s directors and relevant executive officers and determining the compensation of relevant executive officers;

●	reviewing and approving the Company’s executive officers’ employment agreements with the Company;

●	setting performance targets for relevant executive officers with respect to the Company’s incentive compensation plan and equity-based compensation plans;

●	administering the Company’s equity-based compensation plans in accordance with the terms thereof; and

●	such other matters that are specifically delegated to the compensation committee by the Company’s board of directors from time to time.

Nominating and Corporate Governance Committee

The Company nominating and corporate governance committee consists of Mr. Chunlin Tong, Mr. Yee Kit Chan, and Mr. Kim Fung Keith Ching. Mr. Chunlin Tong is the chairperson of the nominating and corporate governance committee. Mr. Ching satisfies the independence requirements under Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

The Company nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the Company’s board of directors nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the Company’s board of directors the current composition of the Company’s board of directors with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of the Company’s board of directors meetings and monitoring the functioning of the committees of the Company’s board of directors; and

●	advising the Company’s board of directors periodically with regards to significant developments in the law and practice of corporate governance as well as the Company’s compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken

Duties of Directors

Under the laws of the Cayman Islands, directors have fiduciary duties to our company, including a duty of loyalty, and a duty to act honestly in good faith with a view to the company’s best interests. The Company’s directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with Amended and Restated Memorandum and Articles of Association as amended and restated from time to time. Our company has the right to seek damages if a duty owed by the directors is breached.

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers; and

●	exercising the borrowing powers of our company and mortgaging the property of our company.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics, which will cover a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and nondiscrimination standards. This Code of Business Conduct and Ethics will apply to all of our executive officers, board members and employees.

Terms of Directors and Officers

The Company’s directors may be appointed by an ordinary resolution of the Company’s shareholders. In addition, the Company’s board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director either to fill a casual vacancy on the Company’s board or as an addition to the existing board. Unless otherwise determined by the Company in general meeting, the Company shall have at least (5) directors. The office of a director shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the Company, (iv) is removed from office pursuant to any other provisions of the Amended Company Charter, (v) without consent of the other directors, is absent from meetings of the Company directors for a continuous period of six months, or (vi) is prohibited by the laws of the Cayman Islands from acting as a director.

The Company’s officers are elected by and serve at the discretion of the board of directors of the Company.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics, which is filed as Exhibit 99.1 of this registration statement and applicable to all of our directors, officers and employees. We have made our code of business conduct and ethics publicly available on our website.

Foreign Private Issuer Status

As a foreign private issuer, Linkage is exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, Linkage is not required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and are not required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. Linkage is permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the corporate governance rules set forth by Nasdaq. As a result, Linkage’ corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.

SELLING SHAREHOLDERS

The up to 15,996,648 Ordinary Shares being offered by the Selling Shareholders consist of (i) 5,332,216 Ordinary Shares and (ii) 10,664,432 Ordinary Shares issuable upon exercise of Warrants with each Warrant to purchase two Ordinary Shares, that were issued to the Selling Shareholders pursuant to the Securities Purchase Agreements. We are registering the Ordinary Shares in order to permit the Selling Shareholders to offer the Ordinary Shares for resale from time to time.

Except as disclosed in the footnotes to the table below, none of the Selling Shareholders has been an officer or director of ours or any of our predecessors or affiliates within the last three years. No Selling Shareholder had a material relationship with us or any of our predecessors or affiliates within the past three years, other than as a result of the ownership of our Ordinary Shares or other securities.

Any Selling Shareholders that are affiliates of broker-dealers and any participating broker-dealers would be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions or discounts given to any such Selling Shareholders or broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act. To our knowledge, none of the Selling Shareholders listed below are broker-dealers or affiliates of broker-dealers.

The table below lists the Selling Shareholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the Ordinary Shares by each of the Selling Shareholders.

Pursuant to the Securities Purchase Agreement, we issued to the Selling Shareholders an aggregate amount of 5,332,216 Warrants to purchase up to an aggregate of 10,664,432 Ordinary Shares. The Warrants became exercisable on their initial exercise date and will expire five years from the date of issuance. Each Warrant entitles the holder to purchase Ordinary Shares at an initial exercise price of $2.16 per Ordinary Share, subject to adjustment as described below. The number of Ordinary Shares underlying the Warrants and the exercise price thereof are subject to adjustment in connection with certain corporate events, including stock dividends, stock splits, combinations, reclassifications and certain other fundamental transactions, in accordance with the terms of the Warrants. At no time may a Selling Shareholder exercise such Warrant if the number of Ordinary Shares to be issued upon such exercise would exceed, when aggregated with all other Ordinary Shares beneficially owned by such Selling Shareholder (together with its affiliates and any persons acting as a group), 4.99% or 9.99% (depending on the beneficial ownership blocker elected by the holder at issuance) of the then-outstanding Ordinary Shares. The holder may increase or decrease this limitation with 61 days’ prior written notice to us, provided that it may not exceed 9.99%.

The Selling Shareholder may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

As explained below under “Plan of Distribution,” we have agreed with the Selling Shareholders to bear certain expenses (other than broker discounts and commissions, if any) in connection with the registration statement, which includes this prospectus.

The following table sets forth details regarding the offering of certain Selling Shareholders’ Ordinary Shares pursuant to this registration statement. The address for each Selling Shareholder listed in the table below is c/o PS International Group Ltd., Units 1002, 10/F, Join-in Hang Sing Centre, No.2-16 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong, unless otherwise stated in the footnotes below.

Name of Selling Shareholders	Ordinary Shares Beneficially Owned Prior to Offering(1)(2)	Percentage of Ordinary Shares Beneficially Owned Prior to Offering(1)	Maximum Number of Ordinary Shares to be Sold Pursuant to this Prospectus(3)	Ordinary Shares Beneficially Owned Immediately After Sale of Maximum Number of Shares in this Offering(4)	Percentage of Ordinary Shares Beneficially Owned Immediately After Sale of Maximum Number of Shares in this Offering(4)
LIU YUDIAN	538,888	6.25%	1,616,664	0	0%
LIAO CHUANBIAO	544,444	6.31%	1,633,332	0	0%
ZHU XIAOQING	541,666	6.28%	1,624,998	0	0%
HUANG ZIXUAN	327,222	3.79%	981,666	0	0%
LIU JING	533,333	6.18%	1,599,999	0	0%
LU LIJUN	405,555	4.70%	1,216,665	0	0%
LI CHANGZHOU	333,333	3.87%	999,999	0	0%
ZHAO ZHE	316,111	3.67%	948,333	0	0%
HAN SENDING	259,444	3.01%	778,332	0	0%
TAN GUANG YIK	330,555	3.83%	991,665	0	0%
ENGER LIM KANG JIE	260,000	3.02%	780,000	0	0%
HOU QUANYONG	388,888	4.51%	1,166,664	0	0%
LAI JIA RU	300,000	3.48%	900,000	0	0%
LIM QIAN QIAN	252,777	2.93%	758,331	0	0%

(1)	Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. The total number of Ordinary Shares issued and outstanding as of November 28, 2025 is 8,623,102. Ordinary Shares subject to options or warrants currently exercisable, or exercisable within 60 days of November 28, 2025 are counted as outstanding for computing the percentage of the Selling Shareholder holding such options or warrants but are not counted as outstanding for computing the percentage of any other Selling Shareholder.

(2)	This column lists the number of Ordinary Shares beneficially owned by each Selling Shareholder, based on its ownership of the Ordinary Shares and Warrants, as of November 28, 2025, assuming full exercise of the Warrants held by each such Selling Shareholder on that date but taking account of any limitations on conversion and exercise set forth therein. Such number of Ordinary Shares reflects the maximum number of Ordinary Shares that such Selling Shareholder is entitled to receive pursuant to Securities Purchase Agreement.

(3)	Represents the total number of Ordinary Shares and Ordinary Shares issuable upon exercise of the Warrants issued to the Selling Shareholders in the private placement that may be offered and sold from time to time under this prospectus. This number represents all of the securities registered for resale by the Selling Shareholder under this registration statement, without regard to any limitations on exercise of the Warrants.

(4)	Assumes the sale of all Ordinary Shares registered pursuant to this prospectus, although the Selling Shareholders are under no obligation to sell any of the Ordinary Shares offered by this prospectus.

RELATED PARTY TRANSACTIONS

Names and relationship of related parties for the years ended December 31, 2023 and 2024

Existing relationship with the Company
Rich Fame International Limited	One of the directors of Rich Fame is Mr. Yee Kit Chan. Rich Fame is 100% fully owned by Ms. Jingyu Hao, the spouse of one of the directors, Mr. Yee Kit Chan.
Top Star E-Commerce Logistics Limited	Director and shareholder is Ms. Sau Fong Leung, the spouse of one of the shareholders, Mr. Kin Yin Alfred Kwong.
Business Great Global Supply Chain Limited	Sole director and sole shareholder is one of the shareholders, Mr. Kin Yin Alfred Kwong. It became a wholly owned subsidiary of the Company via share exchange arrangement on March 16, 2022.
Profit Sail International Express (SZX) Company Limited	One of the shareholders and sole director is Ms. Jingyu Hao, the spouse of one of the directors, Mr. Chan.
Granful Solutions Limited	One of the directors is Ms. Sau Fong, Leung, the spouse of one of the shareholders, Mr. Kin Yin Alfred Kwong.

Summary of balances with related parties

		As of December 31,
Amounts due to related parties:	Notes	2023	2024
Profit Sail International Express (SZX) Company Limited	(1)	$153,317	$3,056
Rich Fame International Limited	(1)	111,090	104,231
Top Star E-Commerce Logistics Limited	(1)	205,127	—
Total		$469,534	$107,287

		As of December 31,
Amount due from a related party:	Notes	2023	2024
Profit Sail International Express (SZX) Company Limited	(2)	$117,327	$—
Total		$117,327	$—

Notes:

(1)	Advances from related parties to the Company and general and administrative expenses paid by the related parties on behalf of the Company. Amounts due to related parties are non-trade, unsecured, non-interest bearing and repayable on demand.

(2)	General and administrative expenses paid by the Company on behalf of the related parties. Amounts due from related parties are non-trade, unsecured, non-interest bearing and repayable on demand.

Summary of related party transaction

A summary of trade transactions with related parties for years ended December 31, 2023 and 2024 are listed below:

	For the years ended December 31,
Services fee income from related parties:	2023	2024
Granful Solutions Limited	$—	$—
Profit Sail International Express (SZX) Company Limited	346,705	260,046
Top Star E-Commerce Logistics Limited	—	—
Total	$346,705	$260,046

The amounts for the years ended December 31, 2023 and 2024 represented services fee income from provision of logistics and freight handling services based on a mutually agreed price for each transaction.

	For the years ended December 31,
Freight charges and other handling charges charged by related parties:	2023	2024
Profit Sail International Express (SZX) Company Limited	$706,432	$1,699,760
Granful Solutions Limited	—	—
Top Star E-Commerce Logistics Limited	4,316,065	492,052
Total	$5,022,497	$2,191,830

The amounts for the years ended December 31, 2023 and 2024 represented charges paid for freight and other handling services based on a mutually agreed price for each transaction.

		For the years ended December 31,
Other income – management fee income from related parties:	Notes	2023	2024
Profit Sail International Express (SZX) Company Limited	(1)	$25,961	$17,103
Business Great Global Supply Chain Limited	(2)	—	—
Total		$25,961	$17,103

(1)	The amounts for the years ended December 31, 2023 and 2024 represented services fee income from provision of management services based on the contractual terms of the related agreements. On April 15, 2019, the Company entered into several management fee agreements with Profit Sail International Express (SZX) Company Limited for the provision of management services including administrative, handling and office services, effective from May 1, 2019. The agreements shall remain valid until further notice by both parties. The annual management fee was based on the Company’s workload devoted to the related party.

(2)	On January 1, 2018, the Company entered into a management fee agreement with Business Great Global Supply Chain Limited for the provision of management services including administrative, handling and office services, effective from January 1, 2018. The agreement shall remain valid until further notice by both parties. The annual management fee was based on the Company’s workload devoted to Business Great Global Supply Chain Limited. Business Great Global Supply Chain Limited became a wholly owned subsidiary via a share exchange arrangement on March 16, 2022. The balance was eliminated after acquisition in audited consolidated balance sheets on December 31, 2023 and 2024.

	For the years ended December 31,
IT maintenance fee charged by a related party:	2022	2023	2024
Rich Fame International Limited	$340,128	$359,090	$109,231
Total	$340,128	$359,090	$109,231

The amounts for the years ended December 31, 2023 and 2024 represented charges paid for information technology services based on the contractual terms of the related agreement.

On January 1, 2020, the Company entered into an agreement with Rich Fame International Limited for the provision of information technology services including maintenance, consultancy and cloud hosting services. The agreement was effective for a 12-month term from January 1, 2020 to December 31, 2020 and continuing thereafter on an annual or a half-year basis. The annual information technology services fee was equivalent to approximately $359,090 and $109,231 for the years ended December 31, 2023 and 2024, respectively.

Names and relationship of related parties for the six months ended June 30, 2024 and 2025:

Existing relationship with the Company
Rich Fame International Limited	One of the directors is Mr. Yee Kit Chan. 100% fully owned by Ms. Jingyu Hao, the spouse of one of the directors, Mr. Yee Kit Chan.
Top Star E-Commerce Logistics Limited	Director and shareholder is Ms. Sau Fong Leung, the spouse of one of the shareholders, Mr. Kin Yin Alfred Kwong.
Business Great Global Supply Chain Limited	Sole director and sole shareholder is one of the shareholders, Mr. Kin Yin Alfred Kwong. It became a wholly owned subsidiary of the Company via share exchange arrangement on March 16, 2022.
Profit Sail International Express (SZX) Company Limited	One of the shareholders and sole director is Ms. Jingyu Hao, the spouse of one of the directors, Mr. Yee Kit Chan.

Summary of balances with related parties

		As of December 31,	As of June 30,
Amounts due to related parties:	Note	2024	2025
Profit Sail International Express (SZX) Company Limited	(1)	$3,056	$-
Rich Fame International Limited	(1)	104,231	45,000
Total		$107,287	$45,000

Notes:

1.	Amounts due to related parties are non-trade, unsecured, non-interest bearing and repayable on demand.

Summary of related party transactions

A summary of trade transactions with related parties for the six months ended June 30, 2024 and 2025 are listed below:

	For the six months ended June 30,
	2024	2025
Services fee income from a related party:	(unaudited)	(unaudited)
Profit Sail International Express (SZX) Company Limited	$75,208	$63,159
Total	$75,208	$63,159

The amounts for the six months ended June 30, 2024 and 2025 represented services fee income from provision of logistics and freight handling services based on a mutually agreed price for each transaction.

	For the six months ended June 30,
	2024	2025
Freight charges and other handling charges charged by related parties:	(unaudited)	(unaudited)
Profit Sail International Express (SZX) Company Limited	$1,030,041	$499,718
Top Star E-Commerce Logistics Limited	492,070	-
Total	$1,522,111	$499,718

The amounts for the six months ended June 30, 2024 and 2025 represented charges paid for freight and other handling services based on a mutually agreed price for each transaction.

	For the six months ended June 30,
	2024	2025
Other income - management fee income from a related party:	(unaudited)	(unaudited)
Profit Sail International Express (SZX) Company Limited	$3,316	$7,784
Total	$3,316	$7,784

The amounts for the six months ended June 30, 2024 and 2025 represented services fee income from provision of management services based on the contractual terms of the related agreements. On April 15, 2019, the Company entered into several management fee agreements with Profit Sail International Express (SZX) Company Limited for the provision of management services including administrative, handling and office services, effective from May 1, 2019. The agreements shall remain valid until further notice by both parties. The management fee was based on the Company’s workload devoted to the related party.

	For the six months ended June 30,
	2024	2025
IT maintenance fee charged by a related party:	(unaudited)	(unaudited)
Rich Fame International Limited	$48,077	$-
Total	$48,077	$-

The amounts for the period ended June 30, 2024 and 2025 represented charges paid for information technology services based on the contractual terms of the related agreement.

On January 1, 2020, the Company entered into an agreement with Rich Fame International Limited for the provision of information technology services including maintenance, consultancy and hosting services. The agreement was effective for a 12-month term from January 1, 2020 to December 31, 2020 and continuing thereafter on an annual or a half-year basis. The information technology services fee was equivalent to approximately $48,077 and nil for the period ended June 30, 2024 and 2025, respectively.

DESCRIPTION OF SHARE CAPITAL

Cayman Islands Exempted Company

The following description of our share capital and provisions of our memorandum and articles of association are summaries and do not purport to be complete. Reference is made to our second amended and restated memorandum and articles of association adopted shareholder resolutions and took effective on June 17, 2025 (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

We were incorporated as an exempted company with limited liability under the Companies Act (Revised) of the Cayman Islands, or the “Cayman Companies Act,” on September 12, 2023. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

Ordinary Shares

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 62,500,000 shares of a par value of US$0.0008 each comprising 50,000,000 Ordinary Shares of a par value of US$0.0008 each and 12,500,000 undesignated shares of a par value of US$0.0008 each. In respect of matters requiring a vote of all shareholders by way of poll, each holder of Ordinary Shares will be entitled to one vote per one Ordinary Share.

All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Ordinary Shares will not receive a certificate in respect of such shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares or warrants to bearer.

Subject to the Cayman Companies Act and the articles, all shares for the time being unissued shall be under the control of the directors who may, in their absolute discretion and without the approval of the members, cause the Company to: (a) issue and allot or otherwise deal with shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine, except that no share may be issued at a discount except in accordance with the Cayman Companies Act; (b) confer rights over shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding shares, at such times and on such other terms as they think proper; and (c) grant options with respect to shares and issue warrants or similar instruments with respect thereto to such persons, in such manner, on such terms and having such rights and being subject to such restrictions as the directors may from time to time determine. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Listing

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “PSIG.”

Transfer Agent and Registrar

The transfer agent and registrar for our Ordinary Shares is Continental Stock Transfer & Trust Co., at 1 State Street 30th Floor, New York, NY 10004-1571.

Dividends

Subject to the provisions of the Cayman Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles:

(a)	the directors may declare dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of the funds of the Company lawfully available therefor; and

(b)	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

No dividend shall bear interest against the Company.

Voting Rights

Subject to any rights and restrictions for the time being attached to any share, on a poll every shareholder present at the meeting shall have one (1) vote for each share of which such shareholder is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variation of Rights of Shares

Whenever the share capital of the Company is divided into different classes of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the Company.

Alteration of Share Capital

Subject to the Cayman Companies Act, we may, by ordinary resolution:

(a)	increase its share capital by new shares of such amount as it thinks expedient;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d)	subdivide its shares, or any of them, into shares of an amount smaller than that fixed by the memorandum, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Subject to the Cayman Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, we may, by special resolution, reduce our share capital and any capital redemption reserve in any manner authorized by the Cayman Companies Act .

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares and each shareholder shall (subject to receiving at least 14 calendar  days’ notice specifying  the time or times of payment)), pay to the Company at the time or times so specified the amount called on such shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the directors shall be at liberty to waive payment of that interest wholly or in part.

We have a first and paramount lien on every share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share. We also have a first and paramount lien on every share registered in the name of a person indebted or under liability to us (whether he is the sole registered holder of a share or one of two or more joint holders) for all amounts owing by him or his estate to us (whether or not presently payable). Our lien on a share extends to any amount payable in respect of it, including but not limited to dividends.

We may sell, in such manner as the directors in their absolute discretion think fit, any share on which we has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor, we gives notice to the member holding the share (or to the person entitled to it in consequence of the death or bankruptcy of that member) demanding payment and stating that if the notice is not complied with the shares may be sold, and that sum is not paid within fourteen (14) calendar days after that notice is deemed to be given under the articles.

Unclaimed Dividends

Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the board of directors and, if so forfeited, shall revert to the Company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any call or instalment of a call in respect of partly paid shares on the day appointed for payment, the directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued. The notice shall name a further day (not earlier than the expiration of fourteen (14) calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the directors to that effect.

A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the company all moneys which at the date of forfeiture were payable by him to the Company in respect of the shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the shares forfeited.

A certificate in writing under the hand of a director that a share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all persons claiming to be entitled to the share.

Share Premium Account

The directors shall in accordance with the Cayman Companies Act establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share.

Redemption and Purchase of Own Shares

Subject to the Cayman Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may:

(a)	issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or the Company. The redemption of shares shall be effected in such manner and upon such terms as may be determined, before the issue of such shares, by either the board or by the shareholders by ordinary resolution;

(b)	redeem or purchase its own shares (including any redeemable shares) on such terms and in such manner and terms as have been approved by the board or by the shareholders by ordinary resolution, or are otherwise authorised by the articles;

(c)	accept the surrender for no consideration of any fully paid share (including any redeemable share) on such terms and in such manner and terms as the directors may determine;

(d)	subject to any rights for the time being conferred on the members holding a particular class of shares, with the consent by special resolution of the members holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the directors determine at the time of such variation; and

(e)	make a payment in cash or in specie (or partly in one and partly in the other) in respect of the redemption or purchase of its own shares in any manner permitted by the Cayman Companies Act, including out of capital.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

Transfer of Shares

The instrument of transfer of any share shall be in writing and in any usual or common form or such other form as the directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up share, or if so required by the directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a shareholder until the name of the transferee is entered in the register in respect of the relevant shares.

Our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such Ordinary Share unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and;

(e)	a fee of such maximum sum as the Nasdaq may determine to be payable, or such lesser sum as the board of directors may from time to time require, is paid to the company in respect thereof.

If our directors refuse to register a transfer, they are required, within three calendar  months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten (10) calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of Nasdaq, be suspended and our register of members closed at such times and for such periods as our board of directors may, in its absolute discretion, from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 calendar  days in any calendar  year.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Cayman Companies Act to inspect or obtain copies of our register of members or our corporate records (save for our register of mortgages and charges, our memorandum and articles of association and special resolutions of our shareholders). Under Cayman Islands law, the names of current directors of our Company can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The chairman or the directors (acting by a resolution of the board) may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all the issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of the Company in accordance with the notice provisions in the articles, specifying the objects of the meeting and signed by each of the shareholders making the requisition. If there are no directors as at the date of the deposit of the shareholders’ requisition, or if the directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further forty-five (45) calendar days, the requisitionists, or any of them representing more than one-half (1/2) of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three (3) calendar months after the expiration of the said forty-five (45) calendar days.

At least seven (7) calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this article has been given and whether or not the provisions of the articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all the shareholders (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by holders of two-thirds (2/3) of the shareholders having a right to attend and vote at the meeting, present at the meeting or, in the case of a corporation or other non-natural person, represented by its duly authorised representative or proxy.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-half (1/2) of all votes attaching to all shares in issue and entitled to vote at such general meeting.

If within half an hour from the time appointed for the meeting a quorum is not Present, the meeting shall be dissolved.

The chairman of any general meeting at which a quorum is present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen (14) calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

At any general meeting a resolution put to the vote of the meeting shall be decided by a poll. A poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting. All questions submitted to a meeting shall be decided by an ordinary resolution except where a greater majority is required by the articles or by the Cayman Companies Act. In the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote. A poll shall be taken forthwith or at such time as the chairman of the meeting directs.

Liquidation Rights

If the Company shall be wound up the liquidator may, with the sanction of a special resolution and any other sanction required by the Cayman Companies Act, divide amongst the members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and, subject to the articles, determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the members as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any asset upon which there is a liability.

Register of Members

Under the Cayman Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our members with the addition of, in the case of a company having a capital divided into shares, a statement of the shares held by each member, and the statement shall (i) distinguish each share by its number (so long as the share has a number); (ii) confirm the amount paid, or agreed to be considered as paid on the shares of each member; (iii) confirm the number and category of shares held by each member; and (iv) confirm whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

For these purposes, “voting rights” means rights conferred on shareholders, including the right to appoint or remove directors, in respect of their shares to vote at general meetings of the company on all or substantially all matters. A voting right is conditional where the voting right arises only in certain circumstances.

Under the Cayman Companies Act, the register of members of our Company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Companies Act to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our Company or our Company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

DESCRIPTION OF SECURITIES BEING OFFERED

Ordinary Shares

The material terms and provisions of our Ordinary Shares and each other class of our securities which qualifies or limits our Ordinary Shares are described under the caption “Description of Share Capital” in this prospectus.

Warrants

Pursuant to the Securities Purchase Agreement, we issued to the Selling Shareholders an aggregate amount of 5,332,216 Warrants to purchase up to an aggregate of 10,664,432 Ordinary Shares. The Warrants became exercisable on their initial exercise date and will expire five years from the date of issuance.

Exercise Price

The exercise price per Ordinary Share purchasable upon exercise of the Warrant is $2.16 per Ordinary Share. The exercise price of the Warrant was determined based on negotiations with the placement agent on behalf of the prospective investors in this offering. The exercise price and number of Ordinary Shares issuable upon exercise are subject to appropriate adjustment in the event of share dividends, share splits, share combinations, reorganizations or similar events affecting our Ordinary Shares.

Exercisability

Each Warrant is exercisable at the option of the Selling Shareholders at any time on or after the issuance date until the five year anniversary of the issuance date.

Each Warrant will be exercisable, at the option of each Selling Shareholder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full of the exercise price in immediately available funds for the number of shares of our Ordinary Shares purchased upon such exercise (except in the case of a cashless exercise as discussed below).

A Selling Shareholder may not exercise any portion of the Warrant to the extent that the Selling Shareholder (together with its affiliates) would beneficially own more than 4.99% (or, at the election of the Selling Shareholder, 9.99%) of the outstanding Ordinary Shares immediately after exercise. However, upon notice from the Selling Shareholders to us, the Selling Shareholders may decrease or increase the Selling Shareholders’ beneficial ownership limitation, which may not exceed 9.99% of the number of outstanding Ordinary Shares immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants, provided that any increase in the beneficial ownership limitation will not take effect until 61 days following notice to us.

Delivery of Shares; Liquidated Damages; Buy-In Rights

Upon exercise of a Warrant, we are obligated to deliver the Ordinary Shares arising from such exercise within the earlier of (i) two trading days after delivery of the exercise notice and aggregate exercise price (or one trading day if cashless) or (ii) the standard settlement period (the “Warrant Share Delivery Date”).

If we fail to deliver the Ordinary Shares by the Warrant Share Delivery Date, we are required to pay to the holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Warrant Shares subject to such exercise, $10 per trading day (increasing to $20 per trading day on the third trading day after the Warrant Share Delivery Date) for each trading day after such Warrant Share Delivery Date until such Warrant Shares are delivered or the holder rescinds such exercise.

If we fail to deliver the Ordinary Shares by the Warrant Share Delivery Date and the holder is required by its broker to purchase (in an open market transaction or otherwise) or the holder’s brokerage firm otherwise purchases, Ordinary Shares to satisfy a sale by the holder of the Ordinary Shares which the holder anticipated receiving upon such exercise (a “Buy-In”), then we must (i) pay in cash to the holder the amount, if any, by which the holder’s total purchase price (including brokerage commissions) for the Ordinary Shares so purchased exceeds the amount obtained by multiplying the number of Warrant Shares that we were required to deliver by the price at which the sell order giving rise to such purchase obligation was executed, and (ii) at the option of the holder, either reinstate the portion of the Warrant for which such exercise was not honored or deliver to the holder the number of Ordinary Shares that would have been issued had we timely complied with our exercise and delivery obligations.

Cashless Exercise

At any time after the issuance date, the Warrants may be exercised, in whole or in part, on a cashless basis. If a holder elects to exercise on a cashless basis, the holder will receive the net number of Ordinary Shares determined according to the formula set forth in the Warrants (based on the difference between the volume weighted average price (VWAP) or bid price of the Ordinary Shares and the exercise price). Subject to customary adjustments for share dividends, splits or other changes in share capital, the maximum number of Ordinary Shares issuable upon cashless exercise of the Warrants is 10,664,432.

Fundamental Transactions

In the event of a fundamental transaction, then the holders of the Warrants will be entitled to receive, upon exercise, the same kind and amount of securities, cash or property which shareholders would have received had they exercised immediately prior to such transaction. The exercise price will be appropriately adjusted to apply to such alternative consideration. If shareholders are given any choice as to the consideration to be received, holders of the Warrants will be given the same choice. We will cause any successor entity in a fundamental transaction in which we are not the survivor to assume our obligations under the Warrants and, at the holder’s option, deliver a security substantially similar to the Warrants that preserves its economic value. Additionally, at the option of holders of the Warrants, exercisable within 30 days after the fundamental transaction (or announcement date, if later), we or any successor entity shall purchase the unexercised portion of the Warrants for cash equal to its Black Scholes value (as provided in the Warrants). The Black Scholes Value is calculated using the Black-Scholes Option Pricing Model as of the day of the fundamental transaction, utilizing specific inputs set forth in the Warrant, including an expected volatility equal to the greater of the 30-day, 100-day, or 365-day volatility obtained from Bloomberg. However, if such fundamental transaction is not within our control (including not approved by our Board), holders will only be entitled to receive the same type of consideration that is being offered to shareholders, at the Black Scholes value of the unexercised portion of the Warrants.

Transferability

Subject to applicable laws, a Warrant may be transferred at the option of the holder upon surrender of the Warrant to us together with the appropriate instruments of transfer.

Trading Market

There is no established public trading market for the Warrants, and we do not intend to list the Warrants on any national securities exchange or trading system. Without a trading market, the liquidity of the Warrants will be limited. The Ordinary Shares issuable upon exercise of the Warrants are currently traded on Nasdaq.

No Rights as a Shareholder

Except as otherwise provided in the Warrant, the Warrant does not entitle its holder to any voting rights, dividends or other rights as a shareholders of the Company prior to the exercise of the Warrant.

Waivers and Adjustments

Subject to certain exceptions, any terms of the Warrants may be amended or waived with our written consent and the written consent of the holder.

Warrant Certificate

The Warrants will be issued in certificated form.

PLAN OF DISTRIBUTION

We are registering the Ordinary Shares for resale of these Ordinary Shares by the holders of these securities from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Shareholders of the Ordinary Shares. We will bear all fees and expenses incident to our obligation to register the Selling Shareholders’ Ordinary Shares, except that the Selling Shareholders will pay all underwriting discounts and selling commissions, if any, and fees and disbursements of counsel for the Selling Shareholders.

The Selling Shareholders may sell all or a portion of the Ordinary Shares held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Ordinary Shares are sold through underwriters or broker-dealers, the Selling Shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Ordinary Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions other than on these exchanges or systems or in the over-the-counter market;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales made after the date this registration statement is declared effective by the SEC;

●	broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The Selling Shareholders may also sell Ordinary Shares under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the Selling Shareholders may transfer the Ordinary Shares by other means not described in this prospectus. If the Selling Shareholders affect such transactions by selling Ordinary Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Shareholders or commissions from purchasers of the Ordinary Shares for whom they may act as an agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Ordinary Shares or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Ordinary Shares in the course of hedging in positions they assume. The Selling Shareholders may also sell Ordinary Shares short and deliver Ordinary Shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Shareholders may also loan or pledge Ordinary Shares to broker-dealers that in turn may sell such shares.

The Selling Shareholders may pledge or grant a security interest in some or all of the Ordinary Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Ordinary Shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this prospectus. The Selling Shareholders also may transfer and donate the Ordinary Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. To the extent required by the Securities Act and the rules and regulations thereunder, the Selling Shareholders and any broker-dealer participating in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Ordinary Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the Ordinary Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states, the Ordinary Shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any Selling Shareholder will sell any or all of the Ordinary Shares registered pursuant to the registration statement, of which this prospectus forms a part.

The Selling Shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares by the Selling Shareholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the Ordinary Shares to engage in market-making activities with respect to the shares. All of the foregoing may affect the marketability of the Ordinary Shares and the ability of any person or entity to engage in market-making activities with respect to the Ordinary Shares.

We will pay all expenses of the registration of the Ordinary Shares, estimated to be $[_] in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a Selling Shareholder will pay all underwriting discounts and selling commissions if any. We will indemnify the Selling Shareholders against liabilities, including some liabilities under the Securities Act in accordance with the Registration Rights Agreement, or the Selling Shareholders will be entitled to contribution. We may be indemnified by the Selling Shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the Selling Shareholders specifically for use in this prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the Ordinary Shares will be freely tradable in the hands of persons other than our affiliates.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding placement agent’s fees, expected to be incurred in connection with the offer and sale of our securities. Except for the SEC registration fee, all amounts are estimates.

SEC registration fee	$	[_]
Printing expenses		$5,000.00	*
Legal fees and expenses		$85,000.00	*
Miscellaneous		$10,000.00	*
Total	$	[_]	*

*	This is an estimate.

We will bear these expenses incurred in connection with the offer and sale of the securities.

LEGAL MATTERS

We are being represented by Loeb & Loeb LLP with respect to certain legal matters as to United States federal securities and New York State law. We are being represented Stevenson, Wong & Co. with respect to certain legal matters as to Hong Kong law. The validity of the Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Harney Westwood & Riegels, our counsel as to Cayman Islands law.

EXPERTS

The consolidated financial statements as of December 31, 2023 and 2024 and for the years then ended in this prospectus, have been so incorporated in reliance on the reports of WWC, P.C., our independent registered public accounting firm since November 17, 2021. The office of WWC, P.C. is located at 2010 Pioneer Court, San Mateo, California. The unaudited interim condensed consolidated financial statements as of June 30, 2025, and for the six months ended June 30, 2024 and 2025, appearing in this prospectus have been included without audit.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this registration of the Ordinary Shares to be sold by the Selling Shareholders, or the registration statement. This prospectus, which is part of the registration statement, does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act. Accordingly, we are required to file or furnish reports and other information with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly, and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and intend to submit to the SEC, on Form 6-K, unaudited interim financial information.

We maintain a corporate website at www.psi-groups.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be so posted on such website under applicable corporate or securities laws and regulations, including, posting any XBRL interactive financial data required to be filed with the SEC and any notices of general meetings of our shareholders.

PS INTERNATIONAL GROUP LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of

PS International Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PS International Group Ltd. and its subsidiaries (collectively the “Company”) as of December 31, 2023 and 2024, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

San Mateo, California

April 30, 2025

We have served as the Company’s auditor since November 17, 2021.

PS INTERNATIONAL GROUP LTD.
AUDITED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2023 AND 2024
(IN U.S. DOLLARS)

	December 31, 2023	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	$10,769,662	$8,164,080
Restricted cash	2,931,357	2,192,015
Accounts receivable, net	20,136,692	12,802,626
Accounts receivable – related parties	11,885	112,188
Contract assets, net	984,135	1,057,671
Amount due from a related party, net	117,327	—
Prepayments and other current assets, net	91,749	67,822
Total current assets	$35,042,807	$24,396,402

Non-current assets
Property, plant and equipment, net	184,903	127,386
Right-of-use assets	59,245	130,134
Total non-current assets	$244,148	$257,520
TOTAL ASSETS	$35,286,955	$24,653,922

PS INTERNATIONAL GROUP LTD.
AUDITED CONSOLIDATED BALANCE SHEETS — (Continued)
AS OF DECEMBER 31, 2023 AND 2024
(IN U.S. DOLLARS)

	December 31, 2023	December 31, 2024
Current Liabilities
Accounts payable	18,171,694	11,307,340
Accounts payable – related parties	474,161	221,098
Contract liabilities	4,015	1,525
Other payables and accrued liabilities	851,012	445,333
Provisions for compensation and penalty	1,574,240	1,574,240
Tax payables	737,196	17,465
Lease liabilities – current	47,689	101,947
Amounts due to related parties	469,534	107,287
Dividend payables	28,154	54,821
Total current liabilities	$22,357,695	$13,831,056

Non-current liability
Lease liabilities – non-current	17,227	29,378
Total non-current liability	$17,227	$29,378
TOTAL LIABILITIES	$22,374,922	$13,860,434

COMMITMENTS AND CONTINGENCIES

EQUITY
Ordinary shares, par value $0.0001 per share, 500,000,000 shares authorized; 20,000,000 and 25,976,936 issued and outstanding as of December 31, 2023 and 2024, respectively*	2,000	2,598
Additional paid-in capital*	7,875,540	10,575,529
Retained earnings	4,960,116	133,277
Accumulated other comprehensive loss	(41,439)	(41,439)
Total shareholders’ equity	$12,796,217	$10,669,965
Non-controlling interest	115,816	123,523
TOTAL EQUITY	$12,912,033	$10,793,488
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$35,286,955	$24,653,922

*	The share data has been retroactively restated to reflect the current capital structure of the Company.

The accompanying notes are an integral part of these audited consolidated financial statements.

PS INTERNATIONAL GROUP LTD.
AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(IN U.S. DOLLARS)

	For the years ended December 31,
	2022	2023	2024
REVENUES	$96,216,113	$139,673,764	$86,906,423
REVENUES – RELATED PARTIES	1,089,414	346,705	260,046
TOTAL REVENUE	97,305,527	140,020,469	87,166,469

COST OF REVENUE	83,568,889	122,245,091	81,442,707
COST OF REVENUE – RELATED PARTIES	5,436,874	5,022,497	2,191,830
TOTAL COST OF REVENUE	89,005,763	127,267,588	83,634,537

GROSS PROFIT	8,299,764	12,752,881	3,531,932

Provisions for compensation and penalty	(328,615)	(1,245,625)	—
Impairment of goodwill	(294,151)	—	—
General and administrative expenses	(4,732,811)	(5,526,360)	(8,804,171)
Total operating expenses	$(5,355,577)	$(6,771,985)	$(8,804,171)

INCOME (LOSS) FROM OPERATIONS	$2,944,187	$5,980,896	$(5,272,239)

OTHER INCOME (EXPENSE)
Bank interest income	38,779	79,207	66,101
Interest expense	(7,699)	(1,291)	—
Other income	256,022	143,340	37,426
Other expenses	(95,842)	(208,232)	(9,104)
Total other income, net	191,260	13,024	94,423

INCOME (LOSS) BEFORE INCOME TAX	$3,135,447	$5,993,920	$(5,177,816)
INCOME TAX (EXPENSE) BENEFIT	(688,345)	(1,381,729)	358,684
NET INCOME (LOSS)	$2,447,102	$4,612,191	$(4,819,132)
LESS: NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	21,898	34,785	7,707
NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLERS OF THE COMPANY	$2,425,204	$4,577,406	$(4,826,839)

PS INTERNATIONAL GROUP LTD.
AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(IN U.S. DOLLARS)

	For the years ended December 31,
	2022	2023	2024
OTHER COMPREHENSIVE LOSS:
Foreign currency translation adjustment	(3,186)	—	—
TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLERS OF THE COMPANY	$2,422,018	$4,577,406	$(4,826,839)
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING*:
Basic and diluted	20,000,000	20,000,000	22,379,478
NET INCOME (LOSS) PER ORDINARY SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLERS OF THE COMPANY:
Basic and diluted	$0.12	$0.23	$(0.22)

*	The share data has been retroactively restated to reflect the current capital structure of the Company.

The accompanying notes are an integral part of these audited consolidated financial statements.

PS INTERNATIONAL GROUP LTD.
AUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(IN U.S. DOLLARS)

	Number of Shares*	Ordinary Shares*	Additional Paid-in Capital*	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity	Non- Controlling Interest	Total Equity
Balance as of December 31, 2021 (as previously reported)	155,969	16	5,826,358	1,921,718	(38,253)	7,709,839	15,189	7,725,028
Retroactive application of recapitalization	15,440,931	1,544	(1,544)	—	—	—	—	—
Balance as of December 31, 2021 (effect of recapitalization)	15,596,900	1,560	5,824,814	1,921,718	(38,253)	7,709,839	15,189	7,725,028
Adjustments arising from group reorganization	4,403,100	440	2,050,726	—	—	2,051,166	46,611	2,097,777
Net income	—	—	—	2,425,204	—	2,425,204	21,898	2,447,102
Foreign currency translation adjustment	—	—	—	—	(3,186)	(3,186)	—	(3,186)
Balance as of December 31, 2022	20,000,000	2,000	7,875,540	4,346,922	(41,439)	12,183,023	83,698	12,266,721

Balance as of December 31, 2022 (as previously reported)	200,000	20	7,877,520	4,346,922	(41,439)	12,183,023	83,698	12,266,721
Retroactive application of recapitalization	19,800,000	1,980	(1,980)	—	—	—	—	—
Balance as of December 31, 2022 (effect of recapitalization)	20,000,000	2,000	7,875,540	4,346,922	(41,439)	12,183,023	83,698	12,266,721
Net income	—	—	—	4,577,406	—	4,577,406	34,785	4,612,191
Dividends	—	—	—	(3,964,212)	—	(3,964,212)	(2,667)	(3,966,879)
Balance as of December 31, 2023	20,000,000	2,000	7,875,540	4,960,116	(41,439)	12,796,217	115,816	12,912,033

Balance as of December 31, 2023 (as previously reported)	200,000	20	7,877,520	4,960,116	(41,439)	12,796,217	115,816	12,912,033
Retroactive application of recapitalization	19,800,000	1,980	(1,980)	—	—	—	—	—
Balance as of December 31, 2023 (effect of recapitalization)	20,000,000	2,000	7,875,540	4,960,116	(41,439)	12,796,217	115,816	12,912,033
Net loss	—	—	—	(4,826,839)	—	(4,826,839)	7,707	(4,819,132)
Issuance of shares upon recapitalization	3,581,061	359	(6,376,550)	—	—	(6,376,191)	—	(6,376,191)
Issuance of shares for services provided	701,875	70	5,018,680	—	—	5,018,750	—	5,018,750
Share issuance cost	—	—	(1,544,522)	—	—	(1,544,522)	—	(1,544,522)
Share-based compensation	—	—	5,819,773	—	—	5,819,773	—	5,819,773
Exercise of stock options	1,694,000	169	16,771	—	—	16,940	—	16,940
Forfeiture of stock options	—	—	(234,163)	—	—	(234,163)	—	(234,163)
Balance as of December 31, 2024	25,976,936	2,598	10,575,529	133,277	(41,439)	10,669,965	123,523	10,793,488

*	The share data has been retroactively restated to reflect the current capital structure of the Company.

The accompanying notes are an integral part of these audited consolidated financial statements.

PS INTERNATIONAL GROUP LTD.
AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(IN U.S. DOLLARS)

	For the years ended December 31,
	2022	2023	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$2,447,102	$4,612,191	$(4,819,132)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	192,259	164,419	57,517
Gain on early termination of leases	(9,041)	—	—
Depreciation of right-of-use assets	310,741	105,340	97,789
Impairment of goodwill	294,151	—	—
Provisions for compensation and penalty	328,615	1,245,625	—
Share-based compensation expenses	—	—	5,585,610
(Reversal of) Provision for credit losses, net	(514,781)	56,557	(85,152)
Changes in operating assets and liabilities:
Decrease (Increase) in:
Accounts receivable	10,354,792	(9,097,664)	7,418,372
Accounts receivable – related parties	(7,898)	8,101	(100,303)
Contract assets	377,802	(26,833)	(73,506)
Amounts due from related parties	1,340,647	766,111	118,275
Other current assets	472,249	106,898	23,795
Tax recoverable	(2,033,861)	2,033,861	—
(Decrease) Increase in:
Accounts payable	(3,787,548)	6,799,732	(6,864,354)
Accounts payable – related parties	(4,471,225)	(54,879)	(253,063)
Amounts due to related parties	(1,961,994)	(87,989)	(362,247)
Tax payables	(2,146,293)	737,196	(719,731)
Other payables and accrued liabilities	187,313	85,069	(1,763,120)
Contract liabilities	(102,430)	(2,529)	(2,490)
Lease liabilities	(319,228)	(114,636)	(102,269)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$951,372	$7,336,570	$(1,844,009)

PS INTERNATIONAL GROUP LTD.
AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(IN U.S. DOLLARS)

	For the years ended December 31,
	2022	2023	2024
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	$(16,274)	$(1,549)	$—
(Increase) Decrease in restricted cash with maturity of more than three months when acquired	(2,949,435)	2,230,607	718,828
Acquisition of a subsidiary	16,744	—	—
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITES	$(2,948,965)	$2,229,058	$718,828

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	$(117,359)	$(3,966,879)	$—
Share issuance costs	—	—	(1,544,522)
Proceeds from exercise of stock options	—	—	16,940
Expiry of unpresented check for dividend paid to shareholders in prior years	—	—	26,667
Repayments to directors	(804,888)	—	—
Repayments of bank loans	(256,336)	(130,927)	—
NET CASH USED IN FINANCING ACTIVITES	$(1,178,583)	$(4,097,806)	$(1,500,915)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	$(3,176,176)	$5,467,822	$(2,626,096)
Effect of exchange rate changes	(3,186)	—	—
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	10,693,731	7,514,369	12,982,191
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$7,514,369	$12,982,191	$10,356,095

Cash and cash equivalents at end of year	7,385,577	10,769,662	8,164,080
Restricted cash at end of year	3,078,227	2,931,357	2,192,015
Restricted cash with maturity of three months or more when acquired at end of year	(2,949,435)	(718,828)	—
Total cash and cash equivalents and restricted cash shown in the audited consolidated statements of cash flows	$7,514,369	$12,982,191	$10,356,095

PS INTERNATIONAL GROUP LTD.
AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(IN U.S. DOLLARS)

	For the years ended December 31,
	2022	2023	2024
Supplemental disclosure of cash flow information
Interest received	38,779	79,207	66,101
Interest paid	(7,699)	(1,291)	—
Income tax refunded	25,588	1,389,328	—
Income tax paid	(4,894,087)	—	(361,047)

Non-cash investing and financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	—	—	168,678
Deemed distribution to AIB’s shareholders in reverse recapitalization	—	—	6,376,191
Issuance of ordinary shares of the Company for services provided	—	—	5,018,750
Fair value of issued shares for acquisition of subsidiary	2,097,777	—	—

The accompanying notes are an integral part of these audited consolidated financial statements.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

(a) Organization

PS International Group Ltd. (the “Company”) was incorporated under the laws of the Cayman Islands on September 12, 2023. PSI is a company formed for the purposes of consolidating a group of operating business in the freight and logistics industry under one parent to maximize operational and financial synergies. The Company is a holding company and conducts its businesses primarily through its subsidiaries. In these audited consolidated financial statements, where appropriate, the term “Company” also refer to its subsidiaries as a whole. The Company provides logistics and freight handling services.

Profit Sail Int’l Express (H.K.) Limited (“PSIHK”) and Business Great Global Supply Chain Limited (“BGG”), incorporated under laws of Hong Kong and commenced its operations on May 27, 1993 and November 11, 2016, respectively, are the major business component of the Company. PSIHK and BGG are engaged in the provision of logistics and freight handling services. The Company holds a 99.2% equity interest in PSIHK, with the remaining 0.8% interest accounted for as a non-controlling interest. The Company holds 100% equity interest in BGG.

Business Combination

On July 18, 2024 (the “Closing Date”), the Company consummated the previously announced business combination pursuant to the Business Combination Agreement, dated December 27, 2023 (the “Business Combination Agreement”), by and among (i) the Company, (ii) AIB Acquisition Corporation, a Cayman Islands exempted company (“AIB”), (iii) PSI Group Holdings Ltd, a Cayman Islands exempted company (“PSI”), (iv) AIB LLC, a Delaware limited liability company (the “Sponsor”), (v) PSI Merger Sub I Limited, a Cayman Islands exempted company (“PSI Merger Sub I”), and (vi) PSI Merger Sub II Limited, a Cayman Islands exempted company (“PSI Merger Sub II”).

Pursuant to the Business Combination Agreement, (a) PSI Merger Sub I merged with and into PSI (the “First Merger”) on July 16, 2024, with PSI surviving the First Merger as a wholly-owned subsidiary of the Company and the outstanding shares of PSI being converted into the right to receive ordinary shares of the Company, and (b) PSI Merger Sub II merged with and into AIB (the “Second Merger”, and together with the First Merger, the “Mergers” or “Business Combination”) on July 18, 2024, with AIB surviving the Second Merger as a wholly-owned subsidiary of the Company and the outstanding securities of AIB being converted into the right to receive substantially equivalent securities of the Company.

As a result of the Mergers, (a) each of the ordinary shares of PSI that were issued and outstanding immediately prior to the effective time of the First Merger was cancelled and converted into (i) the right to receive 90% of such number of ordinary shares of the Company equal to the Exchange Ratio, and (ii) the contingent right to receive 10% of such number of ordinary shares of the Company equal to the Exchange Ratio in accordance with the Business Combination Agreement and an Escrow Agreement, dated July 16, 2024, by and between the Company, the Sponsor and Continental Stock Transfer & Trust Company, as escrow agent. Each ordinary share of AIB that was issued and outstanding immediately prior to the effective time of the Second Merger was cancelled and converted automatically into the right to receive one ordinary share of the Company. Each issued and outstanding right to receive one-tenth (1/10) of one Class A ordinary share of AIB upon the completion of the Business Combination (“AIB Right”) was automatically converted into one-tenth of one ordinary share of the Company, provided that the Company did not issue fractional shares in exchange for the AIB Rights. As used herein, the “Exchange Ratio” equals to 100.

In connection with the Business Combination, there were 431,250 unit purchase options held by Maxim Partners LLC, which can be exercised until January 17, 2027, at an exercise price of $11 per unit. As of December 31, 2024, none of the unit purchase options have been exercised. The fair value of the unit purchase options was determined by using the Black-Scholes model using the following assumptions: (1) expected volatility of 15.39%, (2) risk-free interest rate of 4.36%, (3) time to expiration of 2.5 years, (4) exercise price of $11 per unit and (5) share price of $3.41 per unit as of the grant date. Due to the market conditions of the Company’s share prices, the fair value of the unit purchase options was not material to the consolidated financial statements for the years presented.

On July 19, 2024, ordinary shares of the Company commenced trading on The Nasdaq Capital Market under the symbol “PSIG.”

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(a) Organization (cont.)

PSI was deemed the accounting acquirer in the Business Combination based on an analysis of the criteria outlined in Accounting Standards Codification (“ASC”) 805. This determination was primarily based on PSI’s stockholders prior to the Business Combination having a majority of the voting interests in the combined company, PSI’s operations comprising the ongoing operations of the combined company, and PSI’s senior management comprising the senior management of the combined company. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of PSI’s issuing stock for the net liabilities of AIB, accompanied by a recapitalization. The net liabilities of AIB are stated at historical cost, with no goodwill or other intangible assets recorded.

While the Company was the legal acquirer in the Business Combination, because PSI was deemed the accounting acquirer, the historical financial statements of PSI became the historical financial statements of the combined company upon the consummation of the Business Combination. As a result, the financial statements included in this report reflect (i) the historical operating results of PSI prior to the Business Combination; (ii) the combined results of the Company and PSI following the closing of the Business Combination; (iii) the assets and liabilities of PSI at their historical cost; and (iv) the Company’s equity structure before and after the Business Combination.

In accordance with applicable guidance, the equity structure has been restated in all comparative periods to reflect the number of shares of the Company’s common shares, issued to PSI’s shareholders in connection with the First Merger. As such, the shares and corresponding capital amounts and earning related to PSI’s ordinary shares prior to the Business Combination have been restated as shares reflecting the Exchange Ratio established in the Business Combination Agreement. See Note 16 for more information.

(b) Principal activities

The Company is a freight forwarding service provider with networks across the globe. The Company conducts its operations through PSIHK and BGG (collectively the “Operating Subsidiaries”) in Hong Kong.

The Operating Subsidiaries provide air and ocean export and import freight forwarding services with optional ancillary logistics related services (such as cargo pick up, cargo handling at ports and local transportation) and warehousing related services (such as repackaging, labelling, palletization, preparation of shipping documentation, arrangement of customs clearance and warehousing) to meet the requirement of the customers.

Generally, the Company’s services are divided into air freight forwarding services and ocean freight forwarding services.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The audited consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of estimates

The preparation of the audited consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. Actual results could differ from those estimates. Significant estimates for the years ended December 31, 2023 and 2024, include valuation and recognition of share-based compensation.

Foreign currency

The Company’s reporting currency is United Sates dollars (“US$” or “$”). The functional currency of the Company and all the other subsidiaries is $ or Hong Kong Dollar (“HKD”).

The audited consolidated financial statements of the Company are translated from the functional currency into $. Assets and liabilities denominated in HKD are translated into $ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into $ at the appropriate historical rates. Revenues, expenses, gains and losses are translated into $ at the average rates of exchange for the year. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive loss as a component of shareholders’ equity. The following table shows the $ to HKD exchange rates used for translation of HKD-functional subsidiaries:

	For the years ended December 31,
	2022	2023	2024
Year end $: HKD exchange rate	7.8000	7.8000	7.8000
Year average $: HKD exchange rate	7.8000	7.8000	7.8000

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency of the respective subsidiary. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the audited consolidated statements of operations and comprehensive income (loss).

Cash and cash equivalents

For financial reporting purposes, the Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents. The Company maintains no bank account in the United States of America. The Company maintains its bank accounts in Hong Kong Special Administrative Region (“Hong Kong”).

Restricted cash

Restricted cash represents amounts held by banks as security for banking facilities and therefore is not available for the Company’s use until such time as the banking facilities have been fulfilled or expired. Other than the letter of guarantee of $384,615 (2023: $461,538) for operation, none of the banking facilities were utilized as of December 31, 2023 and 2024.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair value of financial instruments

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, to the financial instruments that are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company uses a three-tier fair value hierarchy based upon observable and non-observable inputs that prioritizes the information used to develop its assumptions regarding fair value. Fair value measurements are separately disclosed by level within the fair value hierarchy.

●	Level 1 — defined as observable inputs such as quoted prices in active markets for identical assets or liabilities;

●	Level 2 — defined as inputs other than quoted prices in active markets, that are either directly or indirectly observable; and

●	Level 3 — defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company’s financial instruments primarily consist of cash and cash equivalents, restricted cash, accounts receivable, other current assets, contract assets, accounts payable, other payables and accrued liabilities, dividend payables and amounts due from/to related parties.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, other current assets, contract assets, accounts payable, other payables and accrued liabilities, dividend payables and amounts due from/to related parties approximate fair value because of the short-term nature of these items.

Business combinations

The Company allocates the fair value of purchase consideration to the tangible assets acquired and liabilities assumed acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions.

Goodwill

Goodwill represents the excess of the cost of acquired businesses over the net of the fair value of identifiable tangible assets and identifiable intangible assets purchased and liabilities assumed.

Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Goodwill of $294,151 was fully impaired for the year ended December 31, 2022.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable

Accounts receivable are measured at amortized cost less an allowance for expected credit loss as needed..  The allowance for expected credit loss is the Company’s best estimate of the amount of probable credit losses in the Company’s existing receivables from customers. The Company assess the allowance by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. In evaluating the expected credit loss, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current creditworthiness and current or future economic trends. Accounts are written off after exhaustive efforts at collection. The Company only grants credit terms to established customers who are deemed to be financially responsible. Credit periods to customers are normally within 45 days after customers received services provided by the Company. If allowance for expected credit losses are to be provided for, or written off, they would be recognized in the audited consolidated statements of operations and comprehensive income (loss) within operating expenses. Balance of allowance for expected credit losses was $107,758 and $80,056 as of December 31, 2023 and 2024, respectively.

Expected credit loss

ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures.

Property, plant and equipment, net

Property, plant, and equipment, net are stated at cost less accumulated depreciation, and include expenditure that substantially increases the useful lives of existing assets. Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred, whereas significant renewals and betterments are capitalized.

Depreciation is provided over their estimated useful lives, using the straight-line method. Estimated useful lives are as follows:

Leasehold improvements	life of lease
Machinery and equipment	4 to 5 years
Motor vehicles	3.3 to 10 years
Furniture and fixture	5 years

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the audited consolidated financial statements and any gain or loss resulting from their disposal is recognized in the period of disposition as an element of other income.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of long-lived assets

Long-lived assets are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with ASC 360, Property, Plant and Equipment.

In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

There was no impairment loss recognized for the years ended December 31, 2022, 2023 and 2024.

Leases

ASC 842 generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (“ROU”) assets on the audited consolidated balance sheets and to provide disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease ROU assets, current liabilities and long-term operating lease liabilities in the audited consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in the Company’s office lease. The Company reviews the underlying objective of each contract, the terms of the contract, and consider its current and future business conditions when making these judgments.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Adoption of new accounting standard

In November, 2023, the FASB issued Accounting Standards Update No. 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 amends ASC 280, Segment Reporting (“ASC 280”) to expand segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the Company’s chief operating decision maker (“CODM”), the amount and description of other segment items, the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 further permits disclosure of more than one measure of segment profit or loss and extends the full disclosure requirements of ASC 280 to companies with single reportable segments. The Company adopted ASU 2023-07 on January 1, 2024, which was applied retrospectively to all prior periods presented. See Note 21 for further information.

Revenue recognition

The Company recognizes revenues in accordance with ASC 606, Revenue from Contracts with Customers.

The Company derives revenues primarily from the provision of air and ocean freight forwarding services by purchasing transportation services from direct (asset-based) carriers or other freight forwarders and reselling those services to its customers in Hong Kong. The contracts with customers generally contain a single performance obligation as the distinct services provided remain substantially the same over time and possess the same pattern of transfer. The performance obligation is satisfied over the transit period when the customers simultaneously receive and consume the benefits of the delivery services. Accordingly, revenue is recognized over the transit period based on the progress towards the completion of the performance obligation.

The transit period can vary based upon the method of transport. Determining the transit period and how much of it has been completed as of the reporting date may require management to make judgments that affect the timing of revenue recognized.

(a) Air freight forwarding services

Revenue was recognized based on the cost-to-cost measure of progress because it best depicts the transfer of control to the customer which occurs as the Company incurs costs on its contracts. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenue is recorded proportionally as costs are incurred. The typical amount of time spent rendering air freight forwarding services is three to five days.

(b) Ocean freight forwarding services

Revenue was recognized based on time-in-transit to measure the progress. The typical amount of time spent rendering ocean freight forwarding services is approximately three to four weeks. The Company believes that the transpiring of time provides the best measurement of the rendering of services to the customer.

(c) Ancillary services

The Company also provides certain value-added logistics services, such as packaging, warehousing services, small parcel, and local transportation services. The performance obligation is generally satisfied over the service period as the Company performs the obligations. Pricing for its services is established in the customer contract and is dependent upon the specific needs of the customer but may be agreed upon at a fixed fee per transaction, labor hour, or service period.

Pricing for the Company’s services is generally a fixed amount. The Company does not have significant variable consideration in its contracts. Payments are received within 45 to 90 days upon completion of performance obligation but can vary based on the nature of the service provided and certain other factors.

The Company recognizes revenue on a gross basis as the Company controls the services. The Company is primarily responsible for fulfilling the promise, assumes risk of loss, has discretion in setting the prices for the services to its customers, and has the ability to direct the use of the services provided by third parties.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (cont.)

Contract assets include billed and unbilled amounts resulting from in-transit shipments, as the Company has an unconditional right to payment only once all performance obligations have been completed (e.g., shipments have been delivered). Contract assets are generally classified as current, and the full balance is converted each reporting period based on the short-term nature of the transactions. Gross contract assets related to in-transit shipments totaled $987,084 and $1,060,590 at December 31, 2023 and 2024, respectively. Contract assets are included within current assets in the accompanying audited consolidated balance sheets.

Contract liabilities are recognized when the Company receives prepayments from customers. Contract liabilities will be recognized as revenue when promised services are provided. Contract liabilities were $4,015 and $1,525 at December 31, 2023 and 2024, respectively. The revenue recognized during the years ended December 31 2022, 2023 and 2024 that was included in contract liabilities as of January 1, 2022, 2023 and 2024 amounted to $108,974, $6,544 and $4,015, respectively.

All the Company’s air and ocean freight forwarding and ancillary services are for periods of one year or less. As permitted under ASC 606-10-50-14, the transaction price allocated to the remaining performance obligations under those contracts is not disclosed.

Cost of revenue

Cost of revenue consists primarily of cargo space charged by airlines, shipping liners or other freight forwarders and ancillary logistics services fee including costs of security, local handling and x-ray screening and warehouse services.

General and administrative expenses

General and administrative expenses include management and office salaries and employee benefits, depreciation for office facility and office equipment, travel and entertainment, legal and accounting, consulting fees and other office expenses.

Shipping and handling costs

All shipping and handling costs are expensed as incurred.

Advertising

All advertising costs are expensed as incurred. During the years ended December 31, 2022, 2023 and 2024, the total amount charged to the consolidated statements of operations and comprehensive income (loss) in respect of the Company’s advertising costs incurred was $9,436, $12,592 and $4,465, respectively.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Employee benefit plan

Employees of the Company located in Hong Kong participate in a defined contribution Mandatory Provident Fund retirement benefit scheme by the local laws in Hong Kong. During the years ended December 31, 2022, 2023 and 2024, the total amount charged to the consolidated statements of operations and comprehensive income (loss) in respect of the Company’s costs incurred in the scheme was $60,632, $66,776 and $57,907, respectively.

Share-based compensation

The Company recognizes share-based compensation expense for the estimated fair value of equity awards issued as compensation to individuals over the requisite service period, which generally ranges immediate up to two years. The Company accounts for forfeitures as they occur. Accordingly, in the absence of a modification, if an individual’s continuous service is terminated, all previously unvested awards granted to such individual are forfeited, which results in a benefit to share-based compensation expense in the period of termination equal to the cumulative expense recorded through the termination date for the unvested awards. For employee stock awards with graded vesting schedules and only services conditions, the Company recognizes share-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards, ensuring that cumulative recorded share-based compensation expense equals the grant date fair value of vested awards at each period-end. The Company issues new ordinary shares upon exercise of stock options.

Income tax

The Company accounts for income taxes following the liability method pursuant to ASC 740, Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

The Company also follows ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2023 and 2024, the Company did not have an asset for unrecognized tax benefits. It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary. The Company’s historical tax years will remain open for examination by the local authorities until the statute of limitations has passed.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Comprehensive loss

Comprehensive loss is defined as the change in equity during the year from transactions and other events, excluding the changes resulting from investments by owners and distributions to owners, and is not included in the computation of income tax expense or benefit. Accumulated comprehensive loss consists of foreign currency translation. The Company presents comprehensive loss in accordance with ASC 220, Comprehensive Income.

Earnings (Loss) per share

The Company calculates earnings (loss) per share in accordance with ASC 260, Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential ordinary shares equivalents had been issued and if the additional common shares were dilutive. As of December 31, 2022 and 2023, there were no dilution impact. As of December 31, 2024, the Company’s potentially dilutive securities, which include share options, have been excluded from the computation of diluted loss per share as the effect would be to reduce the loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted loss per share attributable to shareholders is the same.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and environmental claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, contracts breach liability. The Company records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. The Company’s management has evaluated all such proceedings and claims that existed as of December 31, 2023 and 2024.

Provision for compensation

The Company recognizes a provision for staff injury compensation in accordance with the requirements of ASC 450. This provision is established to account for potential liabilities arising from work-related injuries or illnesses incurred by the Company’s employee. The provision is calculated based on estimated maximum future cash outflows to settle the staff injury claim in accordance with Hong Kong Employees’ Compensation Ordinance and ASC 450. The claim considers the assessment of loss of earning capacity including the necessary period of absence from duty and the percentage of loss of earning capacity permanently caused to the employee as a result of the work injury.

Management believes that the provision for compensation adequately reflects the Company’s potential liabilities. However, actual outcomes may differ from the estimates due to uncertainties inherent in the assessment of future claims and changes in applicable laws or regulations. The provision is reviewed and adjusted on a regular basis to reflect any changes in the estimates of future cash outflows (i.e. court decisions may require adjustments to provision.) Any adjustments will increase/decrease in the provision in the period in which the change occurs.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Provision for compensation (cont.)

The Company is in procession of insurance policy to cover its liability under Hong Kong Employees’ Compensation Ordinance and Hong Kong Common Law for the work injuries for its employee.

The provision for staff injury compensation of $328,615 was recognized as expenses for the year ended December 31, 2022 and classified as a current liability in the audited consolidated financial statements as at December 31, 2023 and 2024.

Provision for penalty

The Company recognizes a provision for penalty claim in accordance with the requirements of ASC 450. The Company is currently involved in a dispute with one of its suppliers regarding a penalty claim. The supplier issued the penalty invoice due to the Company’s insufficient occupancy of the cargo aircraft capacity, which resulted in an inadequate load weight for the aircraft. As a result, the supplier charged the Company for freight rate, fuel surcharge, and security charges for a total amount of $1,245,625. The management of the Company is actively discussing and following up on the matter with the supplier and has determined that the penalty is probable, and the amount can be reasonably estimated. As of the date of these financial statements, the best estimate of the amount is $1,245,625.

Management believes that the provision for penalty adequately reflects the Company’s potential liabilities. However, actual outcomes may differ from the estimates due to uncertainties inherent in the assessment of future claims and changes in applicable laws or regulations. The provision is reviewed and adjusted on a regular basis to reflect any changes in the estimates of future cash outflows. Any adjustments will increase/decrease in the provision in the period in which the change occurs.

The provision for penalty of $1,245,625 was recognized as expenses for the year ended December 31, 2023 and classified as a current liability in the audited consolidated financial statements as at December 31, 2023 and 2024. The expected settlements are anticipated to occur within one year.

Non-controlling interest

Non-controlling interest are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, non-controlling interests represent a minority shareholder’s 0.8% ownership interest in PSIHK.

Non-controlling interest are presented as a separate line item in the equity section of the Company’s audited consolidated balance sheets and have been separately disclosed in the Company’s audited consolidated statements of operations and comprehensive income (loss) to distinguish the interests from that of the Company.

Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the CODM has been identified as the Company’s chief executive officer. The CODM has determined that the Company operates as a single operating segment and uses consolidated net income (loss) as measures of profit or loss on a consolidated basis when making decisions regarding resource allocation and performance assessment. The Company’s key financial metrics used by the CODM help make key operating decisions, including allocation of budget between cost of revenue and general and administrative expenses.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Government assistance programs

Government incentives are recorded and presented in the audited consolidated financial statements on a gross basis as other income. The benefit is generally recorded when all conditions attached to the incentive have been met or are expected to be met and there is reasonable assurance of their receipt.

2022 Employment Support Scheme

The Hong Kong government has launched the 2022 Employment Support Scheme under the Anti-epidemic Fund to provide wage subsidies to employers for three months (i.e. May, June and July 2022) to retain their current employees or even employ more staff when the business revives as soon as the epidemic situation permits. The Company is required to comply with certain covenants, including hiring sufficient number of employees. All conditions relating to these grants have been fulfilled. The grant of $103,487, Nil and Nil was recognized as other income in the audited consolidated financial statements for the years ended December 31, 2022, 2023 and 2024, respectively.

Pilot Subsidy Scheme for Third-party Logistics Service Providers

The Hong Kong government has launched the Pilot Subsidy Scheme for Third-party Logistics Service Providers (the “Pilot Scheme”) to encourage the adoption of latest technology and enterprise resource planning solution by the logistics sector for enhancing efficiency and productivity. All non-listed enterprises registered in Hong Kong providing third-party logistics services and with substantive business operations in Hong Kong are eligible to apply the Pilot Scheme. All conditions relating to these grants have been fulfilled. The grant of $64,013, $8,270 and Nil was recognized as other income in the audited consolidated financial statements for the years ended December 31, 2022, 2023 and 2024, respectively.

Technology Voucher Programme

The Hong Kong government has launched the Technology Voucher Programme (the “TVP”) with the objective of supporting local enterprises and organizations in adopting technological services and solutions to enhance productivity, or upgrade or transform their business processes. All non-listed enterprises registered and with substantive business operation in Hong Kong are eligible to apply the TVP. All conditions relating to these grants have been fulfilled. The grant of Nil, $20,433 and Nil was recognized as other income in the audited consolidated financial statements for the years ended December 31, 2022, 2023 and 2024, respectively.

Related party

In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principle owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent Company and its subsidiaries; and f) other parties that have ability to significant influence the management or operating policies of the entity. The Company discloses all significant related party transactions.

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Per ASC 850-10-50-5: “Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.”

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Economic and political risks

The Company’s operations are conducted in the Hong Kong. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the Hong Kong, and by the general state of the Hong Kong economy.

The Company’s operations in the Hong Kong are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the Hong Kong, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

Credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, accounts receivable and contract assets. All of the Company’s cash and cash equivalents and restricted cash is maintained with banks in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of $102,564 (equivalent to HKD800,000). The Company has not experienced any losses in such accounts. A portion of the Company’s sales are credit sales which are primarily to customers whose abilities to pay are dependent upon the industry economics prevailing in these areas; however, concentrations of credit risk with respect to accounts receivable and contract assets is limited due to generally short payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk. The maximum amount of loss due to credit risk are gross carrying amounts for these financial assets that disclosed in the consolidated balance sheets or elsewhere in the notes to the audited consolidated financial statements.

Exchange rate risk

The reporting currency of the Company is $. To date the majority of the revenues and costs are denominated in HKD and a significant portion of the assets and liabilities are denominated in HKD. There was no significant exposure to foreign exchange rate fluctuations and the Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise. Under the Linked Exchange Rate System in Hong Kong, HKD is pegged to $. Therefore the Company does not expose to significant exchange rate risk in respect of its assets and liabilities denominated in HKD.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company plans to adopt ASU 2023-09 for the year beginning on January 1, 2025. The Company is currently evaluating the effect the updated guidance will have on its disclosures.

In November , 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). ASU 2024-03 amends ASC 220, Comprehensive Income, to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on the audited consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s audited consolidated balance sheets, statements of operations and comprehensive income (loss) and statements of cash flows.

NOTE 3 — CONCENTRATION OF REVENUES AND COST OF REVENUE

Concentration of major customers and suppliers:

	For the years ended December 31,
	2022		2023		2024
Major customers representing more than 10% of the Company’s revenues
Customer A	$58,052,525	59.66%	$105,392,369	75.27%	$34,217,896	39.26%
Total Revenues	$58,052,525	59.66%	$105,392,369	75.27%	$34,217,896	39.26%

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — CONCENTRATION OF REVENUES AND COST OF REVENUE (cont.)

	As of December 31,
	2022		2023		2024
Major customers of the Company’s accounts receivable Company A	$8,300,450	74.69%	$10,924,906	54.22%	$5,865,781	45.42%
Total	$8,300,450	74.69%	$10,924,906	54.22%	$5,865,781	45.42%

Accounts receivable from the Company’s major customers accounted for 74.69%, 54.22% and 45.42% of total accounts receivable balances as of December 31, 2022, 2023 and 2024, respectively.

	For the years ended December 31,
	2022		2023		2024
Major suppliers representing more than 10% of the Company’s cost of revenue
Supplier A	$12,092,238	13.59%	$17,607,050	13.83%	$9,201,146	11.00%
Supplier B	8,326,759	9.36%	16,554,141	13.01%	4,428,406	5.29%
Supplier C	9,677,661	10.87%	5,986,829	4.70%	7,088,940	8.48%
Supplier D	4,217,513	4.74%	8,695,475	6.83%	12,574,008	15.03%
Total Cost of Revenue	$34,314,171	38.56%	$48,843,495	38.37%	$33,292,500	39.80%

	As of December 31,
	2022		2023		2024
Major suppliers of the Company’s accounts payable
Supplier A	$1,950,655	16.39%	$2,509,747	13.46%	$2,084,994	18.09%
Supplier B	688,996	5.79%	1,017,198	5.46%	335,049	2.91%
Supplier C	790,697	6.64%	827,832	4.44%	861,039	7.47%
Supplier D	684,115	5.75%	1,161,664	6.23%	1,156,233	10.03%
Total	4,114,463	34.57%	$5,516,441	29.59%	$4,437,315	38.50%

Accounts payable from the Company’s major suppliers accounted for 34.57%, 29.59% and 38.50% of total accounts payable balances as of December 31, 2022, 2023 and 2024, respectively.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — OTHER INCOME

	For the years ended December 31,
	2022	2023	2024
Government grants	$167,500	$28,703	$—
Management fee income	40,192	29,423	4,276
Management fee income from related parties	33,231	25,961	17,103
Gain on early termination of leases	9,041	—	—
Insurance compensation	—	55,903	—
Miscellaneous income	6,058	3,350	16,047
Total	$256,022	$143,340	$37,426

NOTE 5 — OTHER EXPENSE

	For the years ended December 31,
	2022	2023	2024
Exchange loss	$(95,842)	$(208,232)	$(9,104)
Total	$(95,842)	$(208,232)	$(9,104)

NOTE 6 — PROVISIONS FOR COMPENSATION AND PENALTY

	As of December 31,
	2023	2024
Provision for compensation	$328,615	$328,615
Provision for penalty	1,245,625	1,245,625
Total	$1,574,240	$1,574,240

The provision for staff injury compensation represented the management’s estimated liability for work-related injuries incurred by its employee. The provision was calculated based on estimated maximum future cash outflows to settle the staff injury claim. The claim considered the assessment loss of earning capacity including the necessary period of absence from duty and the percentage of loss of earning capacity permanently caused to the employee as a result of the work injury in accordance with Hong Kong Employees’ Compensation Ordinance and ASC 450. In accordance with ASC 450-20-30-1, $328,615 was the estimated amount within the range of loss appears at the time to be a better estimate than any other amount within the range as of December 31, 2023 and 2024.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — PROVISIONS FOR COMPENSATION AND PENALTY (cont.)

The provision for staff injury compensation of $328,615 was recognized as expenses for the year ended December 31, 2022 and classified as a current liability as of December 31, 2022, 2023 and 2024. The expected settlements are anticipated to occur within one year.

The Company is in procession of insurance policy to cover its liability under Hong Kong Employees’ Compensation Ordinance and Hong Kong Common Law for the work injuries for its employee.

The provision for penalty claim represented the management’s estimated liability for a dispute with one of its suppliers. The supplier issued the penalty invoice due to the Company’s insufficient occupancy of the cargo aircraft capacity, which resulted in an inadequate load weight for the aircraft. As a result, the supplier charged the Company for freight rate, fuel surcharge, and security charges for a total amount of $1,245,625. The management of the Company is actively discussing and following up on the matter with the supplier and has determined that the penalty is probable, and the amount can be reasonably estimated. The best estimate of the amount is $1,245,625 as of December 31, 2023 and 2024.

The provision for penalty of $1,245,625 was recognized as expenses for the year ended December 31, 2023 and classified as a current liability in the audited consolidated financial statements as at December 31, 2023 and 2024. The expected settlements are anticipated to occur within one year.

NOTE 7 — RESTRICTED CASH

As of December 31, 2023 and 2024, the Company pledged its fixed deposits of $2,931,357 and $2,192,015 for banking facilities secured from Nanyang Commercial Bank, Limited and DBS Bank (Hong Kong) Limited. Other than the letter of guarantee of $384,615 (2023: $461,538) for operation, none of the banking facilities were utilized as of December 31, 2023 and 2024.

Restricted cash are summarized as follows:

	As of December 31,
	2023	2024
Restricted cash with maturity of less than three months when acquired at end of year	$2,212,529	$2,192,015
Restricted cash with maturity of three months or more when acquired at end of year	718,828	—
Total	$2,931,357	$2,192,015

NOTE 8 — ACCOUNTS RECEIVABLE, NET

Accounts receivable is presented net of allowance for expected credit losses:

	As of December 31,
	2023	2024
Accounts receivable	$20,244,450	$12,882,682
Less: allowance for expected credit losses	(107,758)	(80,056)
Total	$20,136,692	$12,802,626

The movement of allowance for expected credit losses is as follows:

	As of December 31,
	2023	2024
Balance at beginning of the year	$(52,948)	$(107,758)
(Provision) Reversal	(54,810)	27,702
Total	$(107,758)	$(80,056)

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — CONTRACT ASSETS, NET AND LIABILITIES

Contract assets is presented net of allowance for expected credit losses:

	As of December 31,
	2023	2024
Contract assets	$987,084	$1,060,590
Less: allowance for expected credit losses	(2,949)	(2,919)
Total	$984,135	$1,057,671

The movement of contract assets is as follows:

	As of December 31,
	2023	2024
Balance at beginning of the year	$960,251	$987,084
Additions	140,020,469	87,166,469
Reclassified to receivables due to billings	(139,993,636)	(87,092,963)
Total	$987,084	$1,060,590

The movement of allowance for expected credit losses is as follows:

	As of December 31,
	2023	2024
Balance at beginning of the year	$(2,895)	$(2,949)
(Provision) Reversal	(54)	30
Total	$(2,949)	$(2,919)

Contract liabilities are recognized when the Company received prepayments from customers. Contract liabilities will be recognized as revenue when promised services are provided. Contract liabilities were $4,015 and $1,525 as of December 31, 2023 and 2024, respectively.

NOTE 10 — PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets is presented net of allowance for expected credit losses:

	As of December 31,
	2023	2024
Prepayments and other current assets	$92,494	$68,699
Less: allowance for expected credit losses	(745)	(877)
Total	$91,749	$67,822

The movement of allowance for expected credit losses is as follows:

	As of December 31,
	2023	2024
Balance at beginning of the year	$—	$(745)
Provision	(745)	(132)
Total	$(745)	$(877)

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — PROPERTY, PLANT AND EQUIPMENT, NET

As of December 31, 2023 and 2024, property, plant and equipment, net consisted of the following:

	As of December 31,
	2023	2024
Leasehold improvements	$116,729	$116,729
Machinery and equipment	474,220	474,220
Motor vehicles	354,408	354,408
Furniture and fixture	94,261	94,261
Total property, plant and equipment, at cost	1,039,618	1,039,618
Less: accumulated depreciation	(854,715)	(912,232)
Total property, plant and equipment, net	$184,903	$127,386

Depreciation expenses for the years ended December 31, 2022, 2023 and 2024 were $192,259, $164,419 and $57,517, respectively.

NOTE 12 — REVERSE RECAPITALIZATION

As described in Note 1, the Company merged with AIB on July 18, 2024. The Merger was accounted for as a reverse recapitalization with the Company as the accounting acquirer. The pre-combination net liabilities of AIB were primarily non-operating liabilities. Under reverse recapitalization accounting, the assets and liabilities of AIB were recorded at their historical cost. No goodwill or intangible assets were recognized.

As part of the reverse recapitalization, the Company issued 3,581,061 ordinary shares to the shareholders of AIB at the transaction date. In addition, there were underwriting and advisory services and reverse recapitalization incremental cost to be settled by cash of $1,544,522 and 701,875 ordinary shares of the Company. The amounts were recorded in additional paid-in capital in the accompanying audited consolidated statements of changes in shareholders’ equity for the year ended December 31, 2024.

NOTE 13 — LEASES

The Company has various operating leases for office space, warehouse and photocopiers. The lease agreements do not specify an explicit interest rate. The Company’s management believes that the Hong Kong Dollar Best Lending Rate (“BLR”) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company as quoted by the BLR was 6.125% (2023: 5.0%).

As of December 31, 2023 and 2024, the right-of-use assets totaled $59,245 and $130,134, respectively.

As of December 31, 2023 and 2024, lease liabilities consist of the following:

	As of December 31,
	2023	2024
Lease liabilities – current portion	$47,689	$101,947
Lease liabilities – non-current portion	17,227	29,378
Total	$64,916	$131,325

During the years ended December 31, 2022, 2023 and 2024, the Company incurred total operating lease expenses of $330,599, $120,626 and $104,351, respectively.

Other lease information is as follows:

	As of December 31,
	2023	2024
Weighted-average remaining lease term – operating leases	1.2 years	1.3 years
Weighted-average discount rate – operating leases	5.00%	5.99%

The following is a schedule of future minimum payments under operating leases as of December 31, 2024:

As of December 31,
2025	106,846
2026	29,744
Total lease payments	136,590
Less: imputed interest	(5,265)
Total operating lease liabilities, net of interest	$131,325

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities are summarized as follow:

	As of December 31,
	2023	2024
Provision for staff bonus	$555,513	$80,552
Accrued staff salaries	16,653	18,049
Accrued administrative expenses	262,964	346,732
Other payables	2,440	—
Deposits received	13,442	—
Total	$851,012	$445,333

NOTE 15 — ACCOUNTS PAYABLE

Accounts payable are summarized as follows:

	As of December 31,
	2023	2024
Freight fee and other handling charges	$18,171,694	$11,307,340
Freight fee and other handling charges – related parties	474,161	221,098
Total	$18,645,855	$11,528,438

NOTE 16 — SHAREHOLDERS’ EQUITY

Ordinary shares

As of December 31, 2024, the Company was authorized to issue 500,000,000 ordinary shares, $0.0001 par value per share.

Business Combination

In connection with the Business Combination, the audited consolidated statements of changes in shareholders’ equity has been retroactively restated to reflect the number of shares received by PSI in the First Merger. The consolidated statements of changes in shareholders’ equity as of December 31, 2024 reflects the following transactions consummated in connection with the Business Combination in regards to outstanding ordinary shares of the Company: (i) the conversion of 200,000 ordinary shares of PSI to 20,000,000 of the Company’s ordinary shares; (ii) the conversion of AIB securities equivalents to 3,581,061 ordinary shares to 3,581,061 of the Company’s ordinary shares; (iii) issuance of 501,875 ordinary shares of the Company for underwriting and advisory services provided by Maxim Group LLC and its affiliate; and (iv) issuance of 200,000 ordinary shares of the Company for reverse recapitalization incremental cost.

Share options

In connection with the 2024 Plan as defined and mentioned in Note 17, 1,694,000 share options were exercised and 1,694,000 ordinary shares of the Company were issued accordingly.

Dividends

The ordinary shareholders are entitled to receive dividends, if and when declared by the Company’s board of directors. In November 2023, PSI declared and made dividends of $19.8 per ordinary shares in the amount of $3,964,212 to its ordinary shareholders.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — SHARE-BASED COMPENSATION

In July 2024, the board of directors of the Company approved the grant of 2,420,000 share options, representing 2,420,000 ordinary shares of the Company to certain directors, employees and consultants under the 2024 Share Incentive Plan of the Company. The maximum number of ordinary shares that may be issued under the 2024 Share Incentive Plan (the “2024 Plan”) is 2,527,027 ordinary shares. The exercise price is $0.01 per ordinary share.

Compensation expense is recognized over the vesting period of the share options based on the fair value of the shares at the grant date. The fair value of share options is determined using the Binomial Option Pricing Model. Certain shares vest on the grant date or the first anniversary of the vesting commencement date, while others vest on the second anniversaries. As of December 31, 2024, a total of 2,420,000 shares have been granted under the 2024 Plan.

The weighted average grant date fair value is $2.96 for the year ended December 31, 2024. The following are the assumptions used in valuing the share options on the grant date during the year ended December 31, 2024 (in percentages, except as noted):

As of the grant date
Volatility	15.69
Risk-free rate	4.12
Pre-vesting forfeiture rate	0.00 – 15.92
Dividend yield	0.00

A summary of changes in the Company’s nonvested share options for the year are summarized as follows:

	Number of shares	Weighted average grant date per share fair value
Balance at January 1, 2024	-	$-
Granted	2,420,000	2.96
Vested and exercised	(1,694,000)	2.94
Forfeited	(201,000)	3.03
Non-vested at December 31, 2024	525,000	$3.03

As of December 31, 2024, there was $980,056 of total unrecognized share-based compensation expenses related to nonvested shares granted under the 2024 Plan. The cost is expected to be recognized over a period of 1 to 2 years. The total fair value of share options vested during the year ended December 31, 2024 was $4,973,991.

The share-based compensation expenses related to share options are recorded as components of general and administrative expenses.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — DISAGGREGATED REVENUES

Information for the Company’s breakdown of revenues by service type for the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the years ended December 31,
	2022	2023	2024
Freight forwarding services
– Air freight	$92,645,878	$138,683,827	$85,621,326
– Ocean freight	4,651,267	1,336,418	1,509,863
Subtotal	97,297,145	140,020,245	87,131,189
Ancillary logistic services	8,382	224	35,280
Total	$97,305,527	$140,020,469	$87,166,469

Information for the Company’s breakdown of revenues from freight forwarding services for the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the years ended December 31,
	2022	2023	2024
Export shipments
– Air	$92,619,992	$138,665,566	$85,613,133
– Ocean	4,618,438	1,314,374	1,503,045
–Subtotal	97,238,430	139,979,940	87,116,178

Import shipments
– Air	25,886	18,261	8,193
– Ocean	32,829	22,044	6,818
–Subtotal	58,715	40,305	15,011
Total	97,297,145	$140,020,245	$87,131,189

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — DISAGGREGATED REVENUES (cont.)

Information for the Company’s breakdown of export revenue destination for the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the years ended December 31,
	2022		2023		2024
United States	$75,185,052	77.32%	$122,275,056	87.35%	$61,745,629	70.88%
United Kingdom	5,248,600	5.40%	3,725,207	2.66%	6,012,265	6.90%
The Netherlands	5,054,684	5.20%	7,703,309	5.50%	6,401,024	7.35%
Others (Note)	11,750,094	12.08%	6,276,368	4.49%	12,957,261	14.87%
Total export revenue	$97,238,430	100%	$139,979,940	100%	$87,116,179	100%

Note: Others represent a number of countries including, among others, Canada, Qatar and France, etc.

Information for the Company’s breakdown of revenues by types of customers for the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the years ended December 31,
	2022	2023	2024
Freight forwarders	$95,649,511	$139,475,411	$86,762,856
Direct customers	1,656,016	545,058	403,613
Total	$97,305,527	$140,020,469	$87,166,469

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — INCOME TAX

Cayman Islands and British Virgin Islands (the “BVI”)

The Company is incorporated in the Cayman Islands and several of its wholly owned subsidiaries are incorporated in the BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands and the BVI.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HKD 2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

For the years ended December 31, 2022, 2023 and 2024, the Company generated substantially all of its taxable income in the Hong Kong. The income tax expenses records in the Company’s result of operations are almost entirely attributable to income earned in the Hong Kong. Should the Company’s operations expand or change in the future, where the Company generates taxable income in other jurisdictions, the Company’s effective tax rates may substantially change.

Significant components of the provision for income tax are as follows:

	For the years ended December 31,
	2022	2023	2024
Hong Kong profits tax:
– Current year	$672,698	$1,408,470	$72,280
– Tax reduction	(1,538)	(1,154)	—
– Under (Over) provision for prior years	17,185	(25,587)	(430,964)
Income tax expenses (benefit)	$688,345	$1,381,729	$(358,684)

The effective tax rates on income (loss) before income tax for the years ended December 31, 2022, 2023 and 2024 was 21.95%, 23.05% and 6.93%, respectively.

No provision for deferred taxation has been made as there were no material temporary difference at reporting date.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — INCOME TAX (cont.)

The following table reconciles statutory rate to effective tax rate:

	For the years ended December 31,
	2022	2023	2024
Hong Kong statutory income tax rate	16.50%	16.50%	16.50%
– Non-taxable income	(3.96)%	(0.30)%	0.26%
– Non-deductible expenses	9.41%	7.31%	(17.90)%
– Temporary difference not recognized	0.69%	0.34%	(0.09)%
– Tax reduction	(0.04)%	(0.02)%	—%
– Income tax at concessionary rate	(0.67)%	(0.35)%	0.41%
– Tax losses not recognized	—%	—	(0.52)%
– Under/over provision for prior years	0.55%	(0.43)%	8.32%
– Others	(0.53)%	—%	(0.05)%
Effective tax rate	21.95%	23.05%	6.93%

Significant components of the Company’s net deferred tax asset were as follows:

	As of December 31,
	2023	2024
Deferred tax asset
Net operating loss carryforwards	$—	$27,143
Total deferred tax asset	—	27,143
Valuation allowance	—	(27,143)
Deferred tax asset, net of allowance	$—	$—

All net operating loss carryforwards are in Hong Kong and do not expire.

Realization of the Company’s deferred tax asset is dependent upon the Company generating sufficient taxable income in future years to obtain benefit from the reversal of temporary differences.

Management considered all available evidence under existing tax law and anticipated expiration of tax statutes and determined that a valuation allowance of $27,143 was required as of December 31, 2024 for the deferred tax asset due to the unpredictability of future profit streams.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — RELATED PARTY TRANSACTIONS

(a) Names and relationship of related parties:

Existing relationship with the Company
Rich Fame International Limited	One of the directors is Mr. Yee Kit Chan. 100% fully owned by Ms. Jingyu Hao, the spouse of one of the directors, Mr. Yee Kit Chan.
Top Star E-Commerce Logistics Limited	Director and shareholder is Ms. Sau Fong Leung, the spouse of one of the shareholders, Mr. Kin Yin Alfred Kwong.
Business Great Global Supply Chain Limited	Sole director and sole shareholder is one of the shareholders, Mr. Kin Yin Alfred Kwong. It became a wholly owned subsidiary of the Company via share exchange arrangement on March 16, 2022.
Profit Sail International Express (SZX) Company Limited	One of the shareholders and sole director is Ms. Jingyu Hao, the spouse of one of the directors, Mr. Yee Kit Chan.
Granful Solutions Limited	One of the directors is Ms. Sau Fong Leung, the spouse of one of the shareholders, Mr. Kin Yin Alfred Kwong.

(b) Summary of balances with related parties:

		As of December 31,
Amounts due to related parties:	Notes	2023	2024
Profit Sail International Express (SZX) Company Limited	(1)	$153,317	$3,056
Rich Fame International Limited	(1)	111,090	104,231
Top Star E-Commerce Logistics Limited	(1)	205,127	—
Total		$469,534	$107,287

		As of December 31,
Amount due from a related party, net:	Notes	2023	2024
Profit Sail International Express (SZX) Company Limited	(2)	$117,327	$—
Total		$117,327	$—

Notes:

(1)	Advances from related parties to the Company and general and administrative expenses paid by the related parties on behalf of the Company. Amounts due to related parties are non-trade, unsecured, non-interest bearing and repayable on demand.

(2)	General and administrative expenses paid by the Company on behalf of the related parties. Amount due from a related party is non-trade, unsecured, non-interest bearing and repayable on demand.

Amount due from a related party is presented net of allowance for expected credit losses:

	As of December 31,
	2023	2024
Amount due from a related party	$118,275	$—
Less: allowance for expected credit losses	(948)	—
Total	$117,327	$—

The movement of allowance for expected credit losses is as follows:

	As of December 31,
	2023	2024
Balance at beginning of the year	$—	$(948)
(Provision) Reversal	(948)	948
Total	$(948)	$—

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — RELATED PARTY TRANSACTIONS (cont.)

(c) Summary of related party transactions:

A summary of trade transactions with related parties for years ended December 31, 2022, 2023 and 2024 are listed below:

	For the years ended December 31,
Services fee income from related parties:	2022	2023	2024
Granful Solutions Limited	$558,427	$—	$—
Profit Sail International Express (SZX) Company Limited	525,372	346,705	260,046
Top Star E-Commerce Logistics Limited	5,615	—	—
Total	$1,089,414	$346,705	$260,046

The amounts for the years ended December 31, 2022, 2023 and 2024 represented services fee income from provision of logistics and freight handling services based on a mutually agreed price for each transaction.

	For the years ended December 31,
Freight charges and other handling charges charged by related parties:	2022	2023	2024
Profit Sail International Express (SZX) Company Limited	$3,267,048	$706,432	$1,699,760
Granful Solutions Limited	694	—	—
Top Star E-Commerce Logistics Limited	2,169,132	4,316,065	492,052
Total	$5,436,874	$5,022,497	$2,191,830

The amounts for the years ended December 31, 2022, 2023 and 2024 represented charges paid for freight and other handling services based on a mutually agreed price for each transaction.

		For the years ended December 31,
Other income – management fee income from related parties:	Notes	2022	2023	2024
Profit Sail International Express (SZX) Company Limited	(1)	$25,962	$25,961	$17,103
Business Great Global Supply Chain Limited	(2)	7,269	—	—
Total		$33,231	$25,961	$17,103

Notes:

(1)	The amounts for the years ended December 31, 2022, 2023 and 2024 represented services fee income from provision of management services based on the contractual terms of the related agreements. On April 15, 2019, the Company entered into several management fee agreements with Profit Sail International Express (SZX) Company Limited for the provision of management services including administrative, handling and office services, effective from May 1, 2019. The agreements shall remain valid until further notice by both parties. The annual management fee was based on the Company’s workload devoted to the related party.

(2)	The amount for the years ended December 31, 2022 represented services fee income from provision of management services based on the contractual terms of the related agreement. On January 1, 2018, the Company entered into a management fee agreement with Business Great Global Supply Chain Limited for the provision of management services including administrative, handling and office services, effective from January 1, 2018. The agreement shall remain valid until further notice by both parties. The annual management fee was based on the Company’s workload devoted to Business Great Global Supply Chain Limited. Business Great Global Supply Chain Limited became a wholly owned subsidiary via a share exchange arrangement on March 16, 2022. The balance was eliminated after acquisition in audited consolidated balance sheets on December 31, 2023 and 2024.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20  — RELATED PARTY TRANSACTIONS (cont.)

(c) Summary of related party transactions (cont.):

	For the years ended December 31,
IT maintenance fee charged by a related party:	2022	2023	2024
Rich Fame International Limited	$340,128	$359,090	$109,231
Total	$340,128	$359,090	$109,231

The amounts for the years ended December 31, 2022, 2023 and 2024 represented charges paid for information technology services based on the contractual terms of the related agreement.

On January 1, 2020, the Company entered into an agreement with Rich Fame International Limited for the provision of information technology services including maintenance, consultancy and hosting services. The agreement was effective for a 12-month term from January 1, 2020 to December 31, 2020 and continuing thereafter on an annual or a half-year basis. The annual information technology services fee was equivalent to approximately $340,128, $359,090 and $109,231 for the years ended December 31, 2022, 2023 and 2024, respectively.

NOTE 21 — SEGMENT INFORMATION

The Company uses the management approach in determining its operating segments. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. For the purpose of internal reporting and management’s operation review, the Company’s chief executive officer does not segregate the Company’s business by service lines. Management has determined that the Company has one operating segment, which is the freight forwarding services. The CODM assesses performance and decides how to allocate resources based on consolidated net income (loss) as reported on the audited consolidated statements of operations and comprehensive income (loss). Significant segment expenses and other segment items are consistent with the financial information included in the audited consolidated statements of operations and comprehensive income (loss). There are no other expense categories regularly provided to the CODM that are not already included in the audited consolidated statements of operations and comprehensive income (loss). The measure of segment assets is reported on the audited consolidated balance sheets as total consolidated assets. Substantially all of the Company’s long-lived assets were derived in and located in Hong Kong.

NOTE 22 — SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the audited consolidated financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to December 31, 2024 to the date of April 30, 2025, these audited consolidated financial statements were issued, and has determined that it does not have any material events to disclose, except disclosed below or elsewhere in the notes to the audited consolidated financial statements.

(a)	Purchase of office premises and motor vehicle parking spaces

On March 26, 2025, PSIHK, one of the Company’s Operating Subsidiaries, entered into several preliminary agreements for the sale and purchase with a seller regarding several office premises and motor vehicle parking spaces located in Hong Kong for a total consideration of approximately $5,512,000. The formal agreements were entered into on April 7, 2025.

(b)	Changes in tariff policies

On 2 April, 2025, the U.S. Government announced a 34% tariff on goods imported from China, on top of the existing 20% tariff on Chinese imports. On April 10, 2025, the U.S. Government further increased the tariffs to a total of 145% on goods imported from China. The management are currently assessing the impact such tariffs would have on the Company’s operations for the year ending December 31, 2025.

PS INTERNATIONAL GROUP LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND JUNE 30, 2025

(IN U.S. DOLLARS)

	December 31,	June 30,
	2024	2025
ASSETS
Current assets
Cash and cash equivalents	$8,164,080	$6,985,841
Restricted cash	2,192,015	1,538,462
Accounts receivable, net	12,802,626	5,323,836
Accounts receivable – related parties	112,188	53,709
Contract assets, net	1,057,671	397,729
Prepayments and other current assets, net	67,822	68,911
Total current assets	$24,396,402	$14,368,488

Non-current assets
Property, plant, and equipment, net	127,386	113,407
Right-of-use assets	130,134	78,782
Prepayments for the acquisition of office premises	-	1,014,208
Total non-current assets	$257,520	$1,206,397
TOTAL ASSETS	$24,653,922	$15,574,885

PS INTERNATIONAL GROUP LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

AS OF DECEMBER 31, 2024 AND JUNE 30, 2025

(IN U.S. DOLLARS)

	December 31,	June 30,
	2024	2025
Current Liabilities
Accounts payable	$11,307,340	$3,977,765
Accounts payable – related parties	221,098	74,964
Contract liabilities	1,525	488
Other payables and accrued liabilities	445,333	283,548
Provisions for compensation and penalty	1,574,240	-
Tax payables	17,465	17,465
Lease liabilities – current	101,947	79,342
Amounts due to related parties	107,287	45,000
Dividend payables	54,821	54,821
Total current liabilities	$13,831,056	$4,533,393

Non-current liability
Lease liabilities – non-current	29,378	-
Total non-current liability	$29,378	$-
TOTAL LIABILITIES	$13,860,434	$4,533,393

COMMITMENTS AND CONTINGENCIES

EQUITY

Ordinary shares, par value $0.0008 per share, 500,000,000 shares authorized; 3,247,117 issued and outstanding as ofDecember 31, 2024 and June 30, 2025, respectively*	2,598	2,598
Additional paid-in capital	10,575,529	11,238,731
Retained earnings (Accumulated losses)	133,277	(283,531)
Accumulated other comprehensive loss	(41,439)	(41,439)
Total shareholders’ equity	$10,669,965	$10,916,359
Non-controlling interest	123,523	125,133
TOTAL EQUITY	$10,793,488	$11,041,492

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$24,653,922	$15,574,885

*	The share data has been retroactively restated to reflect the current capital structure of the Company.

See accompanying notes to the unaudited interim condensed consolidated financial statements.

PS INTERNATIONAL GROUP LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(IN U.S. DOLLARS)

	For the six months ended June 30,
	2024	2025
REVENUES	$39,291,001	$23,124,641
REVENUES – RELATED PARTIES	75,208	63,159
TOTAL REVENUE	39,366,209	23,187,800

COST OF REVENUE	36,617,952	22,476,099
COST OF REVENUE – RELATED PARTIES	1,522,111	499,718
TOTAL COST OF REVENUE	38,140,063	22,975,817

GROSS PROFIT	1,226,146	211,983

General and administrative expenses	1,717,555	2,159,899
Total operating expenses	$1,717,555	$2,159,899

LOSS FROM OPERATIONS	$(491,409)	$(1,947,916)

OTHER INCOME:
Bank interest income	39,076	20,878
Other income	6,374	1,468,587
Exchange gain	335	43,253
Total other income	45,785	1,532,718

LOSS BEFORE INCOME TAX	$(445,624)	$(415,198)
INCOME TAX	-	-
NET LOSS	$(445,624)	$(415,198)
LESS: (LOSS) INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(2,916)	1,610
NET LOSS AND TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO PS INTERNATIONAL GROUP LTD.	$(442,708)	$(416,808)
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING*:
Basic and diluted	2,500,000	3,247,117
NET LOSS PER ORDINARY SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic and diluted	$(0.18)	$(0.13)

*	The share data has been retroactively restated to reflect the current capital structure of the Company.

See accompanying notes to the unaudited interim condensed consolidated financial statements.

PS INTERNATIONAL GROUP LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(IN U.S. DOLLARS)

	Number of Shares*	Ordinary Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity	Non- Controlling Interest	Total Equity
Balance as of December 31, 2023 (as previously reported)	200,000	$20	$7,877,520	4,960,116	(41,439)	12,796,217	115,816	12,912,033
Retroactive application of recapitalization	19,800,000	1,980	(1,980)	-	-	-	-	-
Reverse Stock Split	(17,500,000)	-	-	-	-	-	-	-
Balance as of December 31, 2023 (effect of recapitalization and Reverse Stock Split)	2,500,000	2,000	7,875,540	4,960,116	(41,439)	12,796,217	115,816	12,912,033
Net loss	-	-	-	(442,708)	-	(442,708)	(2,916)	(445,624)
Balance as of June 30, 2024	2,500,000	2,000	7,875,540	4,517,408	(41,439)	12,353,509	112,900	12,466,409

	Number of Shares*	Ordinary Shares	Additional Paid-in Capital	Retained Earnings (Accumulated Loss)	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity	Non- Controlling Interest	Total Equity
Balance as of December 31, 2024 (as previously reported)	25,976,936	$2,598	$10,575,529	133,277	(41,439)	10,669,965	123,523	10,793,488
Retroactive application of Reverse Stock Split	(22,729,819)	-	-	-	-	-	-	-
Balance as of December 31, 2024 (effect of Reverse Stock Split)	3,247,117	2,598	$10,575,529	133,277	(41,439)	10,669,965	123,523	10,793,488
Net (loss) income	-	-	-	(416,808)	-	(416,808)	1,610	(415,198)
Share based compensation	-	-	663,202	-	-	663,202	-	663,202
Balance as of June 30, 2025	3,247,117	2,598	11,238,731	(283,531)	(41,439)	10,916,359	125,133	11,041,492

*	The share data has been retroactively restated to reflect the current capital structure of the Company.

See accompanying notes to the unaudited interim condensed consolidated financial statements.

PS INTERNATIONAL GROUP LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(IN U.S. DOLLARS)

	For the six months ended June 30,
	2024	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(445,624)	$(415,198)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment	31,716	13,979
Amortization of operating lease ROU assets and interest of lease liabilities	47,659	51,352
Share-based compensation expenses	-	663,202
Reversal of expected credit loss, net	(26,974)	(29,781)
Write-off of accounts receivable	6,266	-
Bad debt recovery	(68,400)	-
Reversal of provision for compensation and penalty	-	(1,458,857)

Changes in operating assets and liabilities:
(Increase) Decrease in:
Accounts receivable	6,463,945	7,506,573
Accounts receivable – related party	(194,308)	58,479
Contract assets	(116,764)	661,951
Amount due from a related party	(453,867)	-
Other current assets	14,364	(1,100)
Increase (Decrease) in:
Accounts payable	(6,926,344)	(7,329,575)
Accounts payable – related party	349,529	(146,134)
Amounts due to related parties	(245,784)	(62,287)
Other payables and accrued liabilities	(617,931)	(161,785)
Provisions for penalty	-	(115,383)
Contract liabilities	(3,661)	(1,037)
Lease liabilities	(51,756)	(51,983)
NET CASH USED IN OPERATING ACTIVITIES	$(2,237,934)	$(817,584)

PS INTERNATIONAL GROUP LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

(Continued)

(IN U.S. DOLLARS)

	For the six months ended June 30,
	2024	2025
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in restricted cash with maturity of more than three months when acquired	$9,095	$-
Purchase of property, plant and equipment	-	(1,014,208)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	$9,095	$(1,014,208)

CASH FLOWS FROM FINANCING ACTIVITY:
Expiry of unpresented check for dividend paid to a shareholder in prior years	26,667	-
NET CASH PROVIDED BY FINANCING ACTIVITY	$26,667	$-
NET DECREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	$(2,202,172)	$(1,831,792)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	12,982,191	10,356,095
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$10,780,019	$8,524,303

Cash and cash equivalents at end of period	8,592,785	6,985,841
Restricted cash at end of period	2,896,967	1,538,462
Restricted cash with maturity of three months or more when acquired at end of period	(709,733)	-
Total cash and cash equivalents and restricted cash shown in the unaudited interim condensed consolidated statements of cash flows	$10,780,019	$8,524,303

Supplemental disclosure of cash flow information

	For the six months ended June 30,
	2024	2025

Interest received	39,076	20,878

See accompanying notes to the unaudited interim condensed consolidated financial statements.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Organization

PS International Group Ltd. (the “Company”) was incorporated under the laws of the Cayman Islands on September 12, 2023. PSI is a company formed for the purposes of consolidating a group of operating business in the freight and logistics industry under one parent to maximize operational and financial synergies. The Company is a holding company and conducts its businesses primarily through its subsidiaries. In these consolidated financial statements, where appropriate, the term “Company” also refer to its subsidiaries as a whole. The Company provides logistics and freight handling services.

Profit Sail Int’l Express (H.K.) Limited (“PSIHK”) and Business Great Global Supply Chain Limited (“BGG”), incorporated under laws of Hong Kong and commenced its operations on May 27, 1993 and November 11, 2016, respectively, are the major business component of the Company. PSIHK and BGG are engaged in the provision of logistics and freight handling services. The Company holds a 99.2% equity interest in PSIHK, with the remaining 0.8% interest accounted for as a non-controlling interest. The Company holds 100% equity interest in BGG.

Business Combination

On July 18, 2024, the Company consummated the previously announced business combination pursuant to the Business Combination Agreement, dated December 27, 2023 (the “Business Combination Agreement”), by and among (i) the Company, (ii) AIB Acquisition Corporation, a Cayman Islands exempted company (“AIB”), (iii) PSI Group Holdings Ltd, a Cayman Islands exempted company (“PSI”), (iv) AIB LLC, a Delaware limited liability company (the “Sponsor”), (v) PSI Merger Sub I Limited, a Cayman Islands exempted company (“PSI Merger Sub I”), and (vi) PSI Merger Sub II Limited, a Cayman Islands exempted company (“PSI Merger Sub II”).

Pursuant to the Business Combination Agreement, (a) PSI Merger Sub I merged with and into PSI (the “First Merger”) on July 16, 2024, with PSI surviving the First Merger as a wholly-owned subsidiary of the Company and the outstanding shares of PSI being converted into the right to receive ordinary shares of the Company, and (b) PSI Merger Sub II merged with and into AIB (the “Second Merger”, and together with the First Merger, the “Mergers” or “Business Combination”) on July 18, 2024, with AIB surviving the Second Merger as a wholly-owned subsidiary of the Company and the outstanding securities of AIB being converted into the right to receive substantially equivalent securities of the Company.

As a result of the Mergers, (a) each of the ordinary shares of PSI that were issued and outstanding immediately prior to the effective time of the First Merger was cancelled and converted into (i) the right to receive 90% of such number of ordinary shares of the Company equal to the Exchange Ratio, and (ii) the contingent right to receive 10% of such number of ordinary shares of the Company equal to the Exchange Ratio in accordance with the Business Combination Agreement and an Escrow Agreement, dated July 16, 2024, by and between the Company, the Sponsor and Continental Stock Transfer & Trust Company, as escrow agent. Each ordinary share of AIB that was issued and outstanding immediately prior to the effective time of the Second Merger was cancelled and converted automatically into the right to receive one ordinary share of the Company. Each issued and outstanding right to receive one-tenth (1/10) of one Class A ordinary share of AIB upon the completion of the Business Combination (“AIB Right”) was automatically converted into one-tenth of one ordinary share of the Company, provided that the Company did not issue fractional shares in exchange for the AIB Rights. As used herein, the “Exchange Ratio” equals to 100.

In connection with the Business Combination, there were 431,250 unit purchase options held by Maxim Partners LLC, which can be exercised until January 17, 2027, at an exercise price of $11 per unit. As of December 31, 2024 and June 30, 2025, none of the unit purchase options have been exercised. The fair value of the unit purchase options was determined by using the Black-Scholes model using the following assumptions: (1) expected volatility of 15.39%, (2) risk-free interest rate of 4.36%, (3) time to expiration of 2.5 years, (4) exercise price of $11 per unit and (5) share price of $3.41 per unit as of the grant date. Due to the market conditions of the Company’s share prices, the fair value of the unit purchase options was not material to the consolidated financial statements for the year/period presented. On July 19, 2024, ordinary shares of the Company commenced trading on The Nasdaq Capital Market under the symbol “PSIG.”

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

PSI was deemed the accounting acquirer in the Business Combination based on an analysis of the criteria outlined in Accounting Standards Codification (“ASC”) 805. This determination was primarily based on PSI’s stockholders prior to the Business Combination having a majority of the voting interests in the combined company, PSI’s operations comprising the ongoing operations of the combined company, and PSI’s senior management comprising the senior management of the combined company. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of PSI’s issuing stock for the net liabilities of AIB, accompanied by a recapitalization. The net liabilities of AIB are stated at historical cost, with no goodwill or other intangible assets recorded.

While the Company was the legal acquirer in the Business Combination, because PSI was deemed the accounting acquirer, the historical financial statements of PSI became the historical financial statements of the combined company upon the consummation of the Business Combination. As a result, the financial statements included in this report reflect (i) the historical operating results of PSI prior to the Business Combination; (ii) the combined results of the Company and PSI following the closing of the Business Combination; (iii) the assets and liabilities of PSI at their historical cost; and (iv) the Company’s equity structure before and after the Business Combination.

In accordance with applicable guidance, the equity structure has been restated in all comparative periods to reflect the number of shares of the Company’s common shares, issued to PSI’s shareholders in connection with the First Merger. As such, the shares and corresponding capital amounts and earning related to PSI’s ordinary shares prior to the Business Combination have been restated as shares reflecting the Exchange Ratio established in the Business Combination Agreement.

AIB was subsequently deregistered on August 6, 2025. Such change in the group structure did not have material impact to the unaudited interim condensed consolidated financial statements of the Company.

Reverse Stock Split

On October 6, 2025, the Company effected a reverse stock split of the Company’s issued and outstanding ordinary shares, by a ratio of 8-to-1 (the “Reverse Stock Split”). Accordingly, all ordinary shares and stock options, as well as per share information, for all periods presented in the unaudited interim condensed consolidated financial statements and notes thereto have been adjusted retrospectively to reflect this Reverse Stock Split. The Reverse Stock Split increased the par value share of the Company’s ordinary shares to US$0.0008 but did not change the total number of authorized ordinary shares.

All share and per share amounts for all periods presented in the unaudited interim condensed consolidated financial statements and notes thereto have been retroactively adjusted to reflect the effect of the Reverse Stock Split.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(b)	Principal activities

The Company is a freight forwarding service provider with networks across the globe. The Company conducts its operations through PSIHK and BGG (collectively the “Operating Subsidiaries”) in Hong Kong.

The Operating Subsidiaries provide air and ocean export and import freight forwarding services with optional ancillary logistics related services (such as cargo pick up, cargo handling at ports and local transportation) and warehousing related services (such as repackaging, labelling, palletization, preparation of shipping documentation, arrangement of customs clearance and warehousing) to meet the requirements of the customers.

Generally, the Company’s services are divided into air freight forwarding services and ocean freight forwarding services.

Basis of presentation and principles of consolidation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

The unaudited interim condensed consolidated financial statements do not include all the information and footnotes required by the U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with the U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of the Company’s management, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, in normal recurring nature, as necessary for the fair statement of the Company’s financial position as of June 30, 2025, and results of operations and cash flows for the six months ended June 30, 2024 and 2025. The consolidated balance sheet as of December 31, 2024 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by the U.S. GAAP. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period. These financial statements should be read in conjunction with the audited consolidated financial statements as of and for the years ended December 31, 2023 and 2024, and related notes included in the Company’s audited consolidated financial statements.

The accompanying unaudited interim condensed consolidated financial statements include the accounts of the Company and its subsidiaries. Management has eliminated all significant inter-company balances and transactions in preparing the accompanying unaudited interim condensed consolidated financial statements.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. Actual results could differ from those estimates.

Foreign currency

The Company’s reporting currency is United Sates dollars (“US$” or “$”). The functional currency of the Company and all the other subsidiaries is $ or Hong Kong Dollar (“HKD”).

The unaudited interim condensed consolidated financial statements of the Company are translated from the functional currency into $. Assets and liabilities denominated in HKD are translated into $ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into $ at the appropriate historical rates. Revenues, expenses, gains and losses are translated into $ at the average rates of exchange for the year. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive loss as a component of shareholders’ equity. The following table shows the $ to HKD exchange rates used for translation of HKD-functional subsidiaries:

	For the six months ended June 30,
	2024	2025
Period end HKD: US$ exchange rate	7.8000	7.8000
Period average HKD: US$ exchange rate	7.8000	7.8000

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency of the respective subsidiary. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the consolidated statements of operations and comprehensive loss.

Cash and cash equivalents

For financial reporting purposes, the Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents. The Company maintains no bank account in the United States of America. The Company maintains its bank accounts in Hong Kong Special Administrative Region (“Hong Kong”).

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Restricted cash

Restricted cash represents amounts held by banks as security for banking facilities and therefore is not available for the Company’s use until such time as banking facilities have been fulfilled or expired other than the letter of guarantee of $89,744 (December 31, 2024: $384,615). None of the banking facilities were utilized as of December 31, 2024 and June 30, 2025.

Fair value of financial instruments

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, to the financial instruments that are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company uses a three-tier fair value hierarchy based upon observable and non-observable inputs that prioritizes the information used to develop its assumptions regarding fair value. Fair value measurements are separately disclosed by level within the fair value hierarchy.

●	Level 1—defined as observable inputs such as quoted prices in active markets for identical assets or liabilities;

●	Level 2—defined as inputs other than quoted prices in active markets, that are either directly or indirectly observable; and

●	Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company’s financial instruments primarily consist of cash and cash equivalents, restricted cash, accounts receivable, other current assets, contract assets, accounts payable, other payables and accrued liabilities, dividend payables and amounts due to related parties.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, other current assets, contract assets, accounts payable, other payables and accrued liabilities, dividend payables and amounts due to related parties approximate fair value because of the short-term nature of these items.

Business combinations

The Company allocates the fair value of purchase consideration to the tangible assets acquired and liabilities assumed acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions.

Goodwill

Goodwill represents the excess of the cost of acquired businesses over the net of the fair value of identifiable tangible assets and identifiable intangible assets purchased and liabilities assumed.

Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable

Accounts receivable are measured at amortized cost less an allowance for expected credit loss as needed.. The allowance for expected credit loss is the Company’s best estimate of the amount of probable credit losses in the Company’s existing receivables from customers. The Company assess the allowance by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. In evaluating the expected credit loss, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current creditworthiness and current or future economic trends. Accounts are written off after exhaustive efforts at collection. The Company only grants credit terms to established customers who are deemed to be financially responsible. Credit periods to customers are normally within 45 days after customers received services provided by the Company. If allowance for expected credit losses are to be provided for, or written off, they would be recognized in the audited consolidated statements of operations and comprehensive loss within operating expenses. Balance of allowance for expected credit loss was $80,056 and $52,273 as of December 31, 2024 and June 30, 2025, respectively.

Expected credit loss

ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures.

Property, plant, and equipment, net

Property, plant, and equipment are stated at cost less accumulated depreciation, and include expenditure that substantially increases the useful lives of existing assets. Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred, whereas significant renewals and betterments are capitalized.

Depreciation is provided over their estimated useful lives, using the straight-line method. Estimated useful lives are as follows:

Leasehold improvements	life of lease
Machinery and equipment	4 to 5 years
Motor vehicles	3.3 to 10 years
Furniture and fixtures	5 years

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the consolidated financial statements and any gain or loss resulting from their disposal is recognized in the period of disposition as an element of other income.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of long-lived assets

Long-lived assets are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with ASC 360, “Property, Plant and Equipment”.

In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

There was no impairment loss recognized for the six months ended June 30, 2024 and 2025.

Lease

ASC 842 generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (“ROU”) assets on the audited consolidated balance sheets and to provide disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease ROU assets, current liabilities and long-term operating lease liabilities in the audited consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in the Company’s office lease. The Company reviews the underlying objective of each contract, the terms of the contract, and consider its current and future business conditions when making these judgments.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

The Company recognizes revenues in accordance with ASC 606, Revenue from Contracts with Customers.

The Company derives revenues primarily from the provision of air and ocean freight forwarding services by purchasing transportation services from direct (asset-based) carriers or other freight forwarders and reselling those services to its customers in Hong Kong. The contracts with customers generally contain a single performance obligation as the distinct services provided remain substantially the same over time and possess the same pattern of transfer. The performance obligation is satisfied over the transit period when the customers simultaneously receive and consume the benefits of the delivery services. Accordingly, revenue is recognized over the transit period based on the progress towards the completion of the performance obligation.

The transit period can vary based upon the method of transport. Determining the transit period and how much of it has been completed as of the reporting date may require management to make judgments that affect the timing of revenue recognized.

(a) Air freight forwarding services

Revenue was recognized based on the cost-to-cost measure of progress because it best depicts the transfer of control to the customer which occurs as the Company incurs costs on its contracts. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenue is recorded proportionally as costs are incurred. The typical amount of time spent rendering air freight forwarding services is three to five days.

(b) Ocean freight forwarding services

Revenue was recognized based on time-in-transit to measure the progress. The typical amount of time spent rendering ocean freight forwarding services is approximately three to four weeks. The Company believes that the transpiring of time provides the best measurement of the rendering of services to the customer.

(c) Ancillary services

The Company also provides certain value-added logistics services, such as packaging, warehousing services, small parcel, and local transportation services. The performance obligation is generally satisfied over the service period as the Company performs the obligations. Pricing for its services is established in the customer contract and is dependent upon the specific needs of the customer but may be agreed upon at a fixed fee per transaction, labor hour, or service period.

Pricing for the Company’s services is generally a fixed amount. The Company does not have significant variable consideration in its contracts. Payments are received within 45 to 90 days upon completion of performance obligation but can vary based on the nature of the service provided and certain other factors.

The Company recognizes revenue on a gross basis as the Company controls the services. The Company is primarily responsible for fulfilling the promise, assumes risk of loss, has discretion in setting the prices for the services to its customers, and has the ability to direct the use of the services provided by third parties.

Contract assets include billed and unbilled amounts resulting from in-transit shipments, as the Company has an unconditional right to payment only once all performance obligations have been completed (e.g., shipments have been delivered). Contract assets are generally classified as current, and the full balance is converted each reporting period based on the short-term nature of the transactions. Gross contract assets related to in-transit shipments totaled $1,060,590 and $398,639 at December 31, 2024 and June 30, 2025, respectively. Contract assets are included within current assets in the accompanying consolidated balance sheets.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (Continued)

Contract liabilities are recognized when the Company receives prepayments from customers. Contract liabilities will be recognized as revenue when promised services are provided. Contract liabilities were $1,525 and $488 at December 31, 2024 and June 30, 2025, respectively. The revenue recognized during the period ended June 30, 2024 and 2025 that was included in contract liabilities as of January 1, 2024 and 2025 amounted to $4,015 and $1,525, respectively.

All the Company’s air and ocean freight forwarding and ancillary services are for periods of one year or less. As permitted under ASC 606-10-50-14, the transaction price allocated to the remaining performance obligations under those contracts is not disclosed.

Cost of revenue

Cost of revenue consists primarily of cargo space charged by airlines, shipping liners or other freight forwarders and ancillary logistics services fee including costs of security, local handling and x-ray screening and warehouse services.

General and administrative expenses

General and administrative expenses include management and office salaries and employee benefits, depreciation for office facility and office equipment, travel and entertainment, legal and accounting, consulting fees and other office expenses.

Shipping and handling costs

All shipping and handling costs are expensed as incurred.

Advertising

All advertising costs are expensed as incurred. During the period ended June 30, 2024 and 2025, the total amount charged to the unaudited interim condensed consolidated statements of operations and comprehensive loss in respect of the Company’s advertising costs incurred was $0 and $3,526, respectively.

Employee benefit plan

Employees of the Company located in Hong Kong participate in a defined contribution Mandatory Provident Fund retirement benefit scheme by the local laws in Hong Kong. During the period ended June 30, 2024 and 2025, the total amount charged to the unaudited interim condensed consolidated statements of operations and comprehensive loss in respect of the Company’s costs incurred in the scheme was $30,155 and $29,316, respectively.

Share-based compensation

The Company recognizes share-based compensation expense for the estimated fair value of equity awards issued as compensation to individuals over the requisite service period, which generally ranges immediate up to two years. The Company accounts for forfeitures as they occur. Accordingly, in the absence of a modification, if an individual’s continuous service is terminated, all previously unvested awards granted to such individual are forfeited, which results in a benefit to share-based compensation expense in the period of termination equal to the cumulative expense recorded through the termination date for the unvested awards. For employee stock awards with graded vesting schedules and only services conditions, the Company recognizes share-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards, ensuring that cumulative recorded share-based compensation expense equals the grant date fair value of vested awards at each period-end. The Company issues new ordinary shares upon exercise of stock options.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income tax

The Company accounts for income taxes following the liability method pursuant to FASB ASC 740 “Income Taxes”. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

The Company also follows FASB ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2024 and June 30, 2025, the Company did not have an asset for unrecognized tax benefits . It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary. The Company’s historical tax years will remain open for examination by the local authorities until the statute of limitations has passed.

Comprehensive loss

Comprehensive loss is defined as the change in equity during the year from transactions and other events, excluding the changes resulting from investments by owners and distributions to owners, and is not included in the computation of income tax expense or benefit. Accumulated comprehensive loss consists of foreign currency translation. The Company presents comprehensive loss in accordance with ASC 220, Comprehensive Income.

Loss per share

The Company calculates loss per share in accordance with ASC Topic 260 “Earnings per Share.” Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential ordinary shares equivalents had been issued and if the additional common shares were dilutive.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loss per share (Continued)

As of December 31, 2024 and June 30, 2025, the Company’s potentially dilutive securities, which include share options, have been excluded from the computation of diluted loss per share as the effect would be to reduce the loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted loss per share attributable to shareholders is the same.

Commitments and contingencies

Capital commitments

The Company’s capital commitments primarily relate to capital expenditure contracted for purchase of property and equipment, including the office premises and motor vehicle parking spaces located in Hong Kong. Total capital commitments contracted but not provided for amounted to $4,685,269 and nil as of June 30, 2025 and December 31, 2024, respectively. The capital expenditures contracted for are analyzed as follows:

	As of December 31,	As of June 30,
	2024	2025
No later than 1 year	$-	$4,685,269
Total	$-	$4,685,269

In the normal course of business, the Company is subject to contingencies, including legal proceedings and environmental claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, contracts breach liability. The Company records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. The Company’s management has evaluated all such proceedings and claims that existed as of December 31, 2024 and June 30, 2025.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Provision for compensation

The Company recognizes a provision for staff injury compensation in accordance with the requirements of ASC 450. This provision is established to account for potential liabilities arising from work-related injuries or illnesses incurred by the Company’s employee. The provision is calculated based on estimated maximum future cash outflows to settle the staff injury claim in accordance with Hong Kong Employees’ Compensation Ordinance and ASC 450. The claim considers the assessment of loss of earning capacity including the necessary period of absence from duty and the percentage of loss of earning capacity permanently caused to the employee as a result of the work injury.

Management believes that the provision for compensation adequately reflects the Company’s potential liabilities. However, actual outcomes may differ from the estimates due to uncertainties inherent in the assessment of future claims and changes in applicable laws or regulations. The provision is reviewed and adjusted on a regular basis to reflect any changes in the estimates of future cash outflows (i.e. court decisions may require adjustments to provision.) Any adjustments will increase/decrease in the provision in the period in which the change occurs.

During the six months ended June 30, 2025, a staff injury case was settled and fully compensated by the Company’s insurance provider. Consequently, the previously recognized provision for staff injury compensation of $328,615 was reversed and recognized as other income for the six months ended June 30, 2025.

Provision for penalty

The Company recognizes a provision for penalty claim in accordance with the requirements of ASC 450. The Company was involved in a dispute with one of its suppliers regarding a penalty claim. The supplier issued the penalty invoice due to the Company’s insufficient occupancy of the cargo aircraft capacity, which resulted in an inadequate load weight for the aircraft. As a result, the supplier charged the Company for freight rate, fuel surcharge, and security charges for a total amount of $1,245,625. The management of the Company was actively discussing and following up on the matter with the supplier and has determined that the penalty was probable, and the amount can be reasonably estimated. As of December 31, 2024, the best estimate of the amount is $1,245,625.

Management believes that the provision for penalty adequately reflects the Company’s potential liabilities. However, actual outcomes may differ from the estimates due to uncertainties inherent in the assessment of future claims and changes in applicable laws or regulations. The provision was reviewed and adjusted on a regular basis to reflect any changes in the estimates of future cash outflows. Any adjustments will increase/decrease in the provision in the period in which the change occurs.

During the six months ended June 30, 2025, the management reached a settlement agreement with the supplier for $115,383, thereby resolving the dispute. Consequently, the previously recognized provision for penalty of $1,130,242 was reversed and recognized as other income for the six months ended June 30, 2025.

Non-controlling interest

Non-controlling interest are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, non-controlling interests represent a minority shareholder’s 0.8% ownership interest in PSIHK.

Non-controlling interest are presented as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s unaudited interim condensed consolidated statements of operations and comprehensive loss to distinguish the interests from that of the Company.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the CODM has been identified as the Company’s chief executive officer. The CODM has determined that the Company operates as a single operating segment and uses consolidated net income (loss) as measures of profit or loss on a consolidated basis when making decisions regarding resource allocation and performance assessment. The Company’s key financial metrics used by the CODM help make key operating decisions, including allocation of budget between cost of revenue and general and administrative expenses.

Related party

In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principle owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent Company and its subsidiaries; and f) other parties that have ability to significant influence the management or operating policies of the entity. The Company discloses all significant related party transactions.

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Per ASC 850-10-50-5: “Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.”

Economic and political risks

The Company’s operations are conducted in Hong Kong. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in Hong Kong, and by the general state of the Hong Kong economy.

The Company’s operations in Hong Kong are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange, such as tariffs imposed by other countries. The Company’s results may be adversely affected by changes in the political and social conditions in Hong Kong and countries in the where its goods are imported, as well as by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, accounts receivable and contract assets. All of the Company’s cash and cash equivalents and restricted cash is maintained with banks in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of $102,564 (equivalent to HKD800,000). The Company has not experienced any losses in such accounts. A portion of the Company’s sales are credit sales which are primarily to customers whose abilities to pay are dependent upon the industry economics prevailing in these areas; however, concentrations of credit risk with respect to accounts receivable and contract assets is limited due to generally short payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk. The maximum amount of loss due to credit risk are gross carrying amounts for these financial assets that disclosed in the unaudited interim condensed consolidated balance sheets or elsewhere in the notes to the unaudited interim condensed consolidated financial statements.

Exchange risk

The reporting currency of the Company is $. To date the majority of the revenues and costs are denominated in HKD and a significant portion of the assets and liabilities are denominated in HKD. There was no significant exposure to foreign exchange rate fluctuations and the Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise. Under the Linked Exchange Rate System in Hong Kong, HKD is pegged to $. Therefore the Company does not expose to significant exchange rate risk in respect of its assets and liabilities denominated in HKD.

Recently issued accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024; and early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company plans to adopt ASU 2023-09 for the year ended December 31, 2025. The Company is currently evaluating the effect the updated guidance will have on its disclosure.

In November 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). Additionally, in January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. The standard provides guidance to expand disclosures related to the disaggregation of income statement expenses. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard on the unaudited interim condensed consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The ASU provides a practical expedient to assume that conditions as of the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. This guidance is effective for annual reporting periods beginning after December 15, 2025, and for interim periods within those annual reporting periods, with early adoption permitted. The amendments in ASU 2025-05 should be applied prospectively. The Company is currently evaluating the impact of adopting the standard on the unaudited interim condensed consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited interim condensed consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – CONCENTRATION OF REVENUES AND COST OF REVENUE

Concentration of major customers and suppliers:

	For the six months ended June 30,
	2024		2025
Major customer representing more than 10% of the Company’s revenues
Customer A	$14,370,553	36.50%	$12,873,417	55.52%
Total Revenues	$14,370,553	36.50%	$12,873,417	55.52%

Revenues from the Company’s major customer accounted for 36.50% and 55.52% of total revenues balances for the six months ended June 30, 2024 and 2025, respectively.

	As of December 31,		As of June 30,
	2024		2025
Major customer of the Company’s accounts receivable
Company A	$5,865,781	45.42%	$2,755,448	51.24%
Total	$5,865,781	45.42%	$2,755,448	51.24%

Accounts receivable from the Company’s major customer accounted for 45.42% and 51.24% of total accounts receivable balances as of December 31, 2024 and June 30, 2025, respectively.

	For the six months ended June 30,
	2024		2025
Major suppliers representing more than 10% of the Company’s cost of revenue
Supplier A	$3,931,179	10.31%	$2,931,950	12.76%
Supplier B	5,600,907	14.69%	4,418,879	19.23%
Total Cost of Revenue	$9,532,086	25.00%	$7,350,829	31.99%

Cost of revenue from the Company’s major suppliers accounted for 25.00% and 31.99% of total cost of revenue balances for the six months ended June 30, 2024 and 2025, respectively.

	As of December 31,		As of June 30,
	2024		2025
Major suppliers of the Company’s accounts payable
Supplier A	$2,084,994	18.09%	$948,761	23.41%
Supplier B	1,156,233	10.03%	694,418	17.13%
Total	$3,241,227	28.12%	$1,643,179	40.54%

Accounts payable from the Company’s major suppliers accounted for 28.12% and 40.54% of total accounts payable balances as of December 31, 2024 and June 30, 2025, respectively.

NOTE 4 – OTHER INCOME

	For the six months ended June 30,
	2024	2025
Management fee income	$2,212	$1,946
Management fee income from a related party	3,316	7,784
Reversal of provision for penalty*	-	1,130,242
Reversal of provision for compensation*	-	328,615
Miscellaneous income	846	-
Total	$6,374	$1,468,587

*	See Note 5 for details.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – PROVISIONS FOR COMPENSATION AND PENALTY

	As of December 31,	As of June 30,
	2024	2025
Provision for compensation	$328,615	$-
Provision for penalty	1,245,625	-
Total	$1,574,240	$-

The provision for staff injury compensation represented the management’s estimated liability for work-related injuries incurred by its employee. The provision was calculated based on estimated maximum future cash outflows to settle the staff injury claim. The claim considered the assessment loss of earning capacity including the necessary period of absence from duty and the percentage of loss of earning capacity permanently caused to the employee as a result of the work injury in accordance with Hong Kong Employees’ Compensation Ordinance and ASC Topic 450. In accordance with ASC 450-20-30-1, $328,615 was the estimated amount within the range of loss appears at the time to be a better estimate than any other amount within the range.

The provision for staff injury compensation of $328,615 was recognized as expenses in prior years and classified as current liability as of December 31, 2024. During the six months ended June 30, 2025, a staff injury case was settled and fully compensated by the Company’s insurance provider. Consequently, the previously recognized provision for staff injury compensation of $328,615 was reversed and recognized as other income for the six months ended June 30, 2025.

The provision for penalty claim represented the management’s estimated liability for a dispute with one of its suppliers regarding a penalty claim. The dispute arose due to the Company’s underutilization of the cargo aircraft’s capacity, leading to a suboptimal load weight on the aircraft. Consequently, the supplier levied charges on the Company for the freight rate, fuel surcharge, and security charges, amounting to a total of $1,245,625.

The provision for penalty claim of $1,245,625 was recognized as expenses in prior years and classified as current liability as of December 31, 2024. During the six months ended June 30, 2025, the management reached a settlement agreement with the supplier for $115,383, thereby resolving the dispute. Consequently, the previously recognized provision for penalty of $1,130,242 was reversed and recognized as other income for the six months ended June 30, 2025.

NOTE 6 – RESTRICTED CASH

As of December 31,2024 and June 30, 2025, the Company pledged its fixed deposits of $2,192,015 and $1,538,462 for banking facilities secured from Nanyang Commercial Bank, Limited. Other than the letter of guarantee of $384,615 and $89,744 for operation, none of the banking facilities were utilized as of December 31, 2024 and June 30, 2025.

Restricted cash is summarized as follows:

	As of December 31,	As of June 30,
	2024	2025
Restricted cash at end of period	$2,192,015	$1,538,462
Total	$2,192,015	$1,538,462

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – ACCOUNTS RECEIVABLE, NET

Accounts receivable is presented net of allowance for credit loss:

	As of December 31,	As of June 30,
	2024	2025

Accounts receivable	$12,882,682	$5,376,109
Less: allowance for expected credit loss	(80,056)	(52,273)
Total	$12,802,626	$5,323,836

The movement of allowances for expected credit loss is as follow:

	As of December 31,	As of June 30,
	2024	2025

Balance at beginning of the year/period	$(107,758)	$(80,056)
Reversal	27,702	27,783
Total	$(80,056)	$(52,273)

NOTE 8 – CONTRACT ASSETS, NET AND CONTRACT LIABILITIES

Contract assets is presented net of allowance for expected credit loss.

	As of December 31,	As of June 30,
	2024	2025
Contract assets	$1,060,590	$398,639
Less: allowance for expected credit loss	(2,919)	(910)
Total	$1,057,671	$397,729

The movement of contract assets is as follows:

	As of December 31,	As of June 30,
	2024	2025

Balance at beginning of the year/period	$987,084	$1,060,590
Additions	87,166,469	23,187,799
Reclassified to receivables due to billings	(87,092,963)	(23,849,750)
Total	$1,060,590	$398,639

The movement of allowances for expected credit loss is as follow:

	As of December 31,	As of June 30,
	2024	2025

Balance at beginning of the year/period	$(2,949)	$(2,919)
Reversal	30	2,009
Total	$(2,919)	$(910)

Contract liabilities are recognized when the Company received prepayments from customers. Contract liabilities will be recognized as revenue when promised services are provided. Contract liabilities were $1,525 and $488 as of December 31, 2024 and June 30, 2025, respectively.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets is presented net of allowance for expected credit loss:

	As of December 31,	As of June 30,
	2024	2025
Prepayments and other current assets	$68,699	$1,084,007
Less: allowance for expected credit loss	(877)	(888)
Total prepayments and other current assets, net	$67,822	$1,083,119
Less: Prepayments for the acquisition of office premises – non-current	-	(1,014,208)
Current portion	67,822	68,911

The movement of allowances for expected credit loss is as follow:

	As of December 31,	As of June 30,
	2024	2025

Balance at beginning of the year/period	$(745)	$(877)
Provision	(132)	(11)
Total	$(877)	$(888)

NOTE 10 – PROPERTY, PLANT AND EQUIPMENT, NET

As of December 31, 2024 and June 30, 2025, property, plant and equipment, net consisted of the following:

	As of December 31,	As of June 30,
	2024	2025

Leasehold improvement	$116,729	$116,729
Machinery and equipment	474,220	474,220
Motor vehicles	354,408	354,408
Furniture and fixtures	94,261	94,261
Total property plant and equipment, at cost	1,039,618	1,039,618
Less: accumulated depreciation	(912,232)	(926,211)
Total property, plant and equipment, net	$127,386	$113,407

Depreciation expense for the six months ended June 30, 2024 and 2025 were $31,716, and $13,979, respectively.

On March 26, 2025, PSIHK, one of the Company’s Operating Subsidiaries, entered into several preliminary agreements for the sale and purchase with a seller regarding several office premises and motor vehicle parking spaces located in Hong Kong for a total consideration of approximately $5,512,000. The formal agreement were entered into on April 7, 2025. As of June 30, 2025 and December 31, 2024, prepayments of $1,014,208 and nil included in non-current prepayments represent the installments according to the sale and purchase agreements of $826,731 and stamp duty of $187,477. Our current headquarter office is located at Unit 1002, 10/F, Join-in Hang Sing Centre, No.2-16 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong. The lease will expire on April 30, 2026. The Company will not lease the current office and will move in to its own premises after the lease expired to meet our operations need.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – LEASES

The Company has various operating leases for office space and photocopiers. The lease agreements do not specify an explicit interest rate. The Company’s management believes that the Hong Kong Dollar Best Lending Rate (“BLR”) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company as quoted by the BLR was 6.1% and 6.1% as of December 31, 2024 and June 30, 2025, respectively.

As of December 31, 2024 and June 30, 2025, the right-of-use assets totaled $130,134, and $78,782, respectively.

As of December 31, 2024 and June 30, 2025, lease liabilities consist of the following:

	As of December 31,	As of June 30,
	2024	2025

Lease liabilities - current portion	$101,947	$79,342
Lease liabilities - non-current portion	$29,378	$-
Total	$131,325	$79,342

During the six months ended June 30, 2024 and 2025, the Company incurred total operating lease expenses of $54,554 and $49,550, respectively.

Other lease information is as follows:

	For the six months ended June 30,
	2024	2025
Weighted-average remaining lease term - operating leases	1.8 year	0.8 years
Weighted-average discount rate - operating leases	5.8%	6.03%

The following is a schedule of future minimum payments under operating leases as of June 30, 2025:

As of June 30,
2025	$51,662
2026	29,743
Total lease payments	81,405
Less: imputed interest	(2,063)
Total operating lease liabilities, net of interest	$79,342

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities are summarized as follow:

	As of December 31,	As of June 30
	2024	2025

Provision for staff bonus	$80,552	$-
Accrued staff salaries	18,049	2,494
Accrued administrative expenses	346,732	281,054
Total	$445,333	$283,548

NOTE 13 – ACCOUNTS PAYABLE

Accounts payable are summarized as follow:

	As of December 31,	As of June 30
	2024	2025

Freight fee and other handling charges	$11,307,340	$3,977,765
Freight fee and other handling charges – related party	221,098	74,964
Total	$11,528,438	$4,052,729

NOTE 14 – SHAREHOLDERS’ EQUITY

As of December 31, 2024 and June 30, 2025, the Company was authorized to issue 500,000,000 ordinary shares, $0.0008 par value per share. The share data has been retroactively restated to reflect the current capital structure of the Company.

Business Combination

In connection with the Business Combination, the consolidated statements of changes in shareholders’ equity has been retroactively restated to reflect the number of shares received by PSI in the First Merger. The consolidated statements of changes in shareholders’ equity as of December 31, 2024 reflects the following transactions consummated in connection with the Business Combination in regards to outstanding ordinary shares of the Company: (i) the conversion of 200,000 ordinary shares of PSI to 20,000,000 of the Company’s ordinary shares; (ii) the conversion of AIB securities equivalents to 3,581,061 ordinary shares to 3,581,061 of the Company’s ordinary shares; (iii) issuance of 501,875 ordinary shares of the Company for underwriting and advisory services provided by Maxim Group LLC and its affiliate; and (iv) issuance of 200,000 ordinary shares of the Company for reverse recapitalization incremental cost.

Reverse Stock Split

Please refer to Note 1 regarding the Reverse Stock Split for details.

Share options

In connection with the 2024 Plan as defined and mentioned in Note 15, 1,694,000 share options were exercised and 1,694,000 ordinary shares of the Company were issued accordingly as of December 31, 2024 and June 30, 2025.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – SHARE-BASED COMPENSATION

In July 2024, the board of directors of the Company approved the grant of 2,420,000 share options, representing 2,420,000 ordinary shares of the Company to certain directors, employees and consultants under the 2024 Share Incentive Plan of the Company. The maximum number of ordinary shares that may be issued under the 2024 Share Incentive Plan (the “2024 Plan”) is 2,527,027 ordinary shares. The exercise price is $0.01 per ordinary share.

Compensation expense is recognized over the vesting period of the share options based on the fair value of the shares at the grant date. The fair value of share options is determined using the Binomial Option Pricing Model. Certain shares vest on the grant date or the first anniversary of the vesting commencement date, while others vest on the second anniversaries. As of December 31, 2024 and June 30, 2025, a total of 2,420,000 shares have been granted under the 2024 Plan.

The weighted average grant date fair value is $2.96. The following are the assumptions used in valuing the share options on the grant date during the year ended December 31, 2024 (in percentages, except as noted):

As of the
grant date
Volatility	15.69
Risk-free rate	4.12
Pre-vesting forfeiture rate	0.00 – 15.92
Dividend yield	0.00

A summary of changes in the Company’s nonvested share options for the year is summarized as follows:

		Weighted
		average grant
	Number of	date per share
	shares	fair value
Balance at January 1, 2024	-	$-
Granted	2,420,000	2.96
Vested and exercised	(1,694,000)	2.94
Forfeited	(201,000)	3.03
Non-vested at December 31, 2024 and June 30, 2025	525,000	$3.03

As of December 31, 2024 and June 30, 2025, there was $980,056 and $316,854 of total unrecognized share-based compensation expenses related to nonvested shares granted under the 2024 Plan. The cost is expected to be recognized over a period of 1 to 2 years. The total fair value of share options vested during the year ended December 31, 2024 and the six months ended June 30, 2025 was $4,973,991 and nil.

The share-based compensation expenses related to share options are recorded as components of general and administrative expenses.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – DISAGGREGATED REVENUES

Information for the Company’s breakdown of revenues by service type for the six months ended June 30, 2024 and 2025 are as follows:

	For the six months ended June 30,
	2024	2025

Freight forwarding services
- Air freight	$38,744,329	$22,552,413
- Ocean freight	621,675	599,588
Subtotal	39,366,004	23,152,001
Ancillary logistic services	205	35,799
Total	$39,366,209	$23,187,800

Information for the Company’s breakdown of revenue from freight forwarding services for the six months ended June 30, 2024 and 2025 are as follows:

	For the six months ended June 30,
	2024	2025

Export shipments
- Air	$38,742,336	$22,551,083
- Ocean	616,158	598,148
- Subtotal	39,358,494	23,149,231

Import shipments
- Air	1,993	1,330
- Ocean	5,517	1,440
- Subtotal	7,510	2,770
Total	$39,366,004	$23,152,001

Information for the Company’s breakdown of export revenue destination for the six months ended June 30, 2024 and 2025 are as follows:

	For the six months ended June 30,
	2024		2025

United States	$27,748,425	70.50%	$16,447,419	71.05%
Canada	1,502,484	3.82%	935,807	4.04%
France	318,118	0.81%	60,860	0.26%
United Kingdom	2,963,564	7.53%	1,558,376	6.73%
The Netherlands	2,786,257	7.08%	1,618,362	7.00%
Singapore	28,414	0.08%	-	-
Others (Note)	4,011,232	10.18%	2,528,407	10.92%
Total export revenue	$39,358,494	100%	$23,149,231	100%

Note: Others represent a number of countries including, among others, Qatar, Japan, Malaysia and Cyprus, etc.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – DISAGGREGATED REVENUES (CONTINUED)

Information for the Company’s breakdown of revenue by types of customers for the six months ended June 30, 2024 and 2025 are as follows:

	For the six months ended June 30,
	2024	2025

Freight forwarders	$39,186,625	$23,040,700
Direct customers	179,584	147,100
Total	$39,366,209	$23,187,800

NOTE 17 – INCOME TAX

Cayman Islands and British Virgin Islands (“BVI”)

The Company is incorporated in the Cayman Islands and several of its wholly-owned subsidiaries are incorporated in BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands and the BVI.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HKD2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

For the six months ended June 30, 2024 and 2025, the Company generated substantially all of its taxable income in Hong Kong. The tax expenses records in the Company’s result of operations are almost entirely attributable to income earned in Hong Kong. Should the Company’s operations expand or change in the future, where the Company generates taxable income in other jurisdictions, the Company’s effective tax rates may substantially change.

Significant components of the provision for income taxes are as follows:

	For the six months ended June 30,
	2024	2025
Hong Kong profit tax:
- Current period	$-	$-
Income tax expenses	$-	$-

The effective tax rates on loss before income taxes for the six months ended June 30, 2024 and 2025 was 0% and 0%, respectively.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – INCOME TAX (CONTINUED)

The following table reconciles statutory rate to effective tax rate:

	For the six months ended June 30,
	2024	2025
Hong Kong statutory income tax rate	16.50%	16.50%
- Non-taxable income	2.45%	56.77%
- Non-deductible expenses	(11.76)%	(39.32)%
- Deductible temporary difference not recognized	(0.60)%	(0.07)%
- Tax loss not recognized	(6.59)%	(33.88)%
Effective tax rate	0.00%	0.00%

Significant components of the Company’s net deferred tax asset were as follows:

	As of
	December 31, 2024	June 30, 2025
Deferred tax asset
Net operating loss carryforwards	$27,143	$170,183
Total deferred tax asset	27,143	170,183
Valuation allowance	(27,143)	(170,183)
Deferred tax asset, net of allowance	$—	$—

All net operating loss carryforwards are in Hong Kong and do not expire.

Realization of the Company’s deferred tax asset is dependent upon the Company generating sufficient taxable income in future years to obtain benefit from the reversal of temporary differences.

Management considered all available evidence under existing tax law and anticipated expiration of tax statutes and determined that a valuation allowance of $27,143 and $170,183 was required as of December 31, 2024 and June 30, 2025 for the deferred tax asset due to the unpredictability of future profit streams.

NOTE 18 – RELATED PARTY TRANSACTIONS

(a) Names and relationship of related parties:

Existing relationship with the Company
Rich Fame International Limited	One of the directors is Mr. Yee Kit Chan. 100% fully owned by Ms. Jingyu Hao, the spouse of one of the directors, Mr. Yee Kit Chan.
Top Star E-Commerce Logistics Limited	Director and shareholder is Ms. Sau Fong Leung, the spouse of one of the shareholders, Mr. Kin Yin Alfred Kwong.
Business Great Global Supply Chain Limited	Sole director and sole shareholder is one of the shareholders, Mr. Kin Yin Alfred Kwong. It became a wholly owned subsidiary of the Company via share exchange arrangement on March 16, 2022.
Profit Sail International Express (SZX) Company Limited	One of the shareholders and sole director is Ms. Jingyu Hao, the spouse of one of the directors, Mr. Yee Kit Chan.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – RELATED PARTY TRANSACTIONS (CONTINUED)

(b) Summary of balances with related parties:

		As of December 31,	As of June 30,
Amounts due to related parties:	Note	2024	2025

Profit Sail International Express (SZX) Company Limited	(1)	$3,056	$-
Rich Fame International Limited	(1)	104,231	45,000
Total		$107,287	$45,000

Notes:

1.	Amounts due to related parties are non-trade, unsecured, non-interest bearing and repayable on demand.

(c) Summary of related party transactions:

A summary of trade transactions with related parties for the six months ended June 30, 2024 and 2025 are listed below:

	For the six months ended June 30,
Services fee income from a related party:	2024	2025
Profit Sail International Express (SZX) Company Limited	$75,208	$63,159
Total	$75,208	$63,159

The amounts for the six months ended June 30, 2024 and 2025 represented services fee income from provision of logistics and freight handling services based on a mutually agreed price for each transaction.

	For the six months ended June 30,
Freight charges and other handling charges charged by related parties:	2024	2025
Profit Sail International Express (SZX) Company Limited	$1,030,041	$499,718
Top Star E-Commerce Logistics Limited	492,070	-
Total	$1,522,111	$499,718

The amounts for the six months ended June 30, 2024 and 2025 represented charges paid for freight and other handling services based on a mutually agreed price for each transaction.

	For the six months ended June 30,
Other income - management fee income from a related party:	2024	2025
Profit Sail International Express (SZX) Company Limited	$3,316	$7,784
Total	$3,316	$7,784

The amounts for the six months ended June 30, 2024 and 2025 represented services fee income from provision of management services based on the contractual terms of the related agreements. On April 15, 2019, the Company entered into several management fee agreements with Profit Sail International Express (SZX) Company Limited for the provision of management services including administrative, handling and office services, effective from May 1, 2019. The agreements shall remain valid until further notice by both parties. The management fee was based on the Company’s workload devoted to the related party.

	For the six months ended June 30,
IT maintenance fee charged by a related party:	2024	2025
Rich Fame International Limited	$48,077	$-
Total	$48,077	$-

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – RELATED PARTY TRANSACTIONS (CONTINUED)

(c) Summary of related party transactions (Continued):

The amounts for the period ended June 30, 2024 and 2025 represented charges paid for information technology services based on the contractual terms of the related agreement.

On January 1, 2020, the Company entered into an agreement with Rich Fame International Limited for the provision of information technology services including maintenance, consultancy and hosting services. The agreement was effective for a 12-month term from January 1, 2020 to December 31, 2020 and continuing thereafter on an annual or a half-year basis. The information technology services fee was equivalent to approximately $48,077 and nil for the period ended June 30, 2024 and 2025, respectively.

NOTE 19 – SEGMENT INFORMATION

The Company uses the management approach in determining its operating segments. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. For the purpose of internal reporting and management’s operation review, the Company’s chief executive officer does not segregate the Company’s business by service lines. Management has determined that the Company has one operating segment, which is the freight forwarding services. The CODM assesses performance and decides how to allocate resources based on consolidated net income (loss) as reported on the consolidated statements of operations and comprehensive income (loss). Significant segment expenses and other segment items are consistent with the financial information included in the consolidated statements of operations and comprehensive income (loss). There are no other expense categories regularly provided to the CODM that are not already included in the consolidated statements of operations and comprehensive income (loss). The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets. Substantially all of the Company’s long-lived assets were derived in and located in Hong Kong.

NOTE 20 – SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the unaudited interim condensed consolidated financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to June 30, 2025 to the date of November 26, 2025, these unaudited interim condensed consolidated financial statements were issued, and has determined that it does not have any material events to disclose, except disclosed below or elsewhere in the notes to the unaudited interim condensed consolidated financial statements.

(a) Reverse Stock Split

On October 6, 2025, the Company effected the Reverse Stock Split of its ordinary shares at a ratio of 8-to-1. Trading of the common shares on Nasdaq on a split-adjusted basis began as of October 13, 2025. As a result of the Reverse Stock Split, each 8 shares of common shares were combined into one common share, and the total number of common shares outstanding were reduced from 25,976,936 ordinary shares to 3,247,117 ordinary shares. The Reverse Stock Split increased the par value share of the Company’s ordinary shares to US$0.0008 but did not change the total number of authorized ordinary shares.

PS INTERNATIONAL GROUP LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – SUBSEQUENT EVENTS (CONTINUED)

(b) Purchase of office premises and motor vehicle parking spaces

Regarding the purchase of office premises and motor vehicle parking spaces on April 7, 2025, on October 13, 2025, the office premises and motor vehicle parking spaces were transferred to the Company. These assets had been pledged as security for a mortgage loan of $2,750,000 with interest of 1.2% per annum below HKD prime rate which was obtained to finance the purchase of the office premises and motor vehicle parking spaces.

(c) Change of controlling shareholders

On August 26, 2025, certain shareholders of the Company entered into a definitive share purchase agreement with Great Rank Limited to transfer in aggregate 16,712,000 ordinary shares of the Company to Great Rank Limited. The controlling shareholder was then changed from Mr. Yee Kit Chan to Mr. Yang Huaixi accordingly.

(d) Private offering

On November 7, 2025, PS International Group Ltd., an exempted company with limited liability incorporated under the laws of Cayman Islands, entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain purchasers (the “Purchasers”) identified therein for a private placement (the “Offering”) of up to 5,332,216 units, each consisting of (i) one ordinary share, par value $0.0008 per share of the Company (or at the election of the purchaser, one pre-funded warrant (the “Pre-Funded Warrant”) in lieu thereof) and (ii) one warrant (the “Warrant,”) to purchase up to two ordinary shares, at an offering price of US$1.80 per unit. The gross proceeds of the Offering are expected to be up to approximately US$9.6 million, before deducting placement agent fees and other offering expenses payable by the Company, excluding any proceeds from the exercise of any Pre-Funded Warrant or Warrant. The issuance of ordinary shares has a dilutive effect on the ownership percentage of existing shareholders. Given the Company was having a net loss for the six months ended June 30, 2025, the dilutive effect due to the issuance of ordinary shares, Pre-funded Warrant and Warrant will improve the pro forma basic and diluted earnings per share for the six months ended June 30, 2025. The Company is not a controlled company after the private offering.

The Company intends to use the net proceeds from the Offering for general corporate purposes, including working capital and business expansion. The Offering is expected to close in November 2025, subject to the satisfaction of customary closing conditions.

Joseph Stone Capital, LLC is acting as the placement agent for the Offering.

In connection with the Offering, the Company issued an announcement on November 7, 2025 announcing the pricing of the Offering and a press release on November 13, 2025 announcing the closing of the Offering.

PS International Group Ltd.

Up to 15,996,648 Ordinary Shares

Prospectus

___________, 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that, to the maximum extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former secretary or officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former secretary’s or officer’s duties, powers, authorities or discretions;

(b) without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary, or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary, or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary, or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

Pursuant to indemnification agreements, the form of which is filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

The following is a summary of all of our securities sold by us within the past three years which were not registered under the Securities Act of 1933, as amended (the “Securities Act”), and gives effect to the reverse stock split of the ordinary shares, par value $0.0008 per share, of the Company (the “Ordinary shares”) that was effected by the Company on October 13, 2025. We believe that each of the following issuance was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

On November 7, 2025, Company entered into a securities purchase agreement (the “PIPE Agreement”) with certain purchasers (the “Purchasers”) identified therein for a private placement of up to 5,332,216 units, each consisting of (i) one Ordinary Share and (ii) one warrant (the “Warrant”) to purchase up to two Ordinary Shares, at an offering price of US$1.80 per unit. The closing of the offering took place on November 12, 2025 and the Company issued to the Purchasers 5,332,216 Ordinary Shares and Warrants to purchase up to 10,664,432 additional Ordinary Shares for aggregate gross proceeds of approximately US$9.6 million, before deducting placement agent fees and other offering expenses payable by the Company, and excluding any proceeds from the exercise of any Warrant.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

EXHIBIT INDEX

Exhibit Number	Description
2.1#	Business Combination Agreement, among the Company, PSI, AIB, Sponsor, PSI Merger Sub I, and PSI Merger Sub II, dated December 27, 2023 (incorporated by reference to Exhibit 2.1 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the Securities and Exchange Commission on June 14, 2024)

2.2	Plan of Second Merger (incorporated by reference to Exhibit 2.2 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the Securities and Exchange Commission on June 14, 2024)

3.1	Second Amended and Restated Memorandum and Articles of Association of the Company, effective on June 17, 2025 (incorporated by reference to Exhibit 3.1 to Company’s Form 6-K filed with the Securities and Exchange Commission on June 23, 2025)

4.1	Specimen Ordinary Share Certificate of the Company (incorporated by reference to Exhibit 4.1 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the Securities and Exchange Commission on June 14, 2024)

4.2	Rights Agreement dated January 18, 2022, between AIB Acquisition Corporation and Continental Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 4.2 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the Securities and Exchange Commission on June 14, 2024)

4.3	Unit Purchase Option, dated January 21, 2022, issued by AIB to Maxim Partners LLC (incorporated by reference to Exhibit 10.9 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the Securities and Exchange Commission on June 14, 2024)

4.4	Form of Warrant (incorporated by reference to Exhibit 4.1 on Company’s Form 6-K, filed with the Securities and Exchange Commission on November 13, 2025)

5.1*	Opinion of Harney Westwood & Riegels regarding the validity of the Ordinary Shares

10.1	Registration Rights Agreement, dated January 18, 2022, by and among AIB and certain security holders (incorporated by reference to Exhibit 10.6 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the Securities and Exchange Commission on June 14, 2024)

10.2	Private Placement Unit Purchase Agreement, dated January 18, 2022, by and between AIB and Maxim (incorporated by reference to Exhibit 10.7 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the Securities and Exchange Commission on June 14, 2024)

10.3	Private Placement Unit Purchase Agreement, dated January 18, 2022, by and between AIB and AIB LLC (incorporated by reference to Exhibit 10.8 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the Securities and Exchange Commission on June 14, 2024)

10.4	Administrative Support Agreement, dated January 18, 2022, by and between AIB and the Sponsor (incorporated by reference to Exhibit 10.10 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the Securities and Exchange Commission on June 14, 2024)

10.5	Form of Lock-Up Agreement, dated as of December 27, 2023, by and among the Company, AIB LLC, PSI, AIB, and shareholders of PSI (incorporated by reference to Exhibit 10.15 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the Securities and Exchange Commission on June 14, 2024)

10.6	Form of Shareholder Support Agreement, dated as of December 27, 2023, by and among the Company, PSI, certain shareholders of PSI, AIB, certain shareholders of AIB, and AIB LLC (incorporated by reference to Exhibit 10.16 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the Securities and Exchange Commission on June 14, 2024)

10.7	Form of Registration Rights Agreement, dated as of December 27, 2023, by and among the Company, AIB, and certain investors of AIB and PSI (incorporated by reference to Exhibit 10.17 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the Securities and Exchange Commission on June 14, 2024)

10.8	Share Escrow Agreement, dated as of July 16, 2024, by and among the Company, Sponsor, and Continental Stock Transfer & Trust Company as Escrow Agent (incorporated by reference to Exhibit 3.8 to Shell Company Report on Form 20-F (File No. 001-42182) filed with the Securities and Exchange Commission on July 24, 2024)

10.9+	Employment Agreement by and between the Company and Hang Tat Gabriel Chan, dated December 31,2024 (incorporated by reference to Exhibit 10.1 on Company’s Form 6-K, filed with the Securities and Exchange Commission on December 31, 2024)

10.10	2024 Share Incentive Plan of the Company (incorporated by reference to Exhibit 10.19 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the Securities and Exchange Commission on June 14, 2024)

10.11+	Form of Indemnification Agreement between the Company and each executive officer and director of the Company (incorporated herein by reference to Exhibit 10.1 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the Securities and Exchange Commission on June 14, 2024)

10.12+	Form of Employment Agreement between the Company and each executive officer of the Company (incorporated herein by reference to Exhibit 10.2 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the Securities and Exchange Commission on June 14, 2024)

10.13+	Form of Director Agreement between Registrant and each director of the Company (incorporated herein by reference to Exhibit 10.3 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the Securities and Exchange Commission on June 14, 2024)

10.14	Sales and Purchase Agreement between Profit Sail Int’l Express (H.K.) Limited and First Commercial Centre Company Limited of (incorporated by reference to Exhibit 4.17 of the annual report of foreign private issuer on Form 20-F filed with the Securities and Exchange Commission on April 30, 2025)

10.15	Sales and Purchase Agreement between Profit Sail Int’l Express (H.K.) Limited and First Commercial Centre Company Limited (incorporated by reference to Exhibit 4.18 of the annual report of foreign private issuer on Form 20-F filed with the Securities and Exchange Commission on April 30, 2025)

10.16	Sales and Purchase Agreement between Profit Sail Int’l Express (H.K.) Limited and First Commercial Centre Company Limited (incorporated by reference to Exhibit 4.19 of the annual report of foreign private issuer on Form 20-F filed with the Securities and Exchange Commission on April 30, 2025)

10.17	Sales and Purchase Agreement between Profit Sail Int’l Express (H.K.) Limited and First Commercial Centre Company Limited (incorporated by reference to Exhibit 4.20 of the annual report of foreign private issuer on Form 20-F filed with the Securities and Exchange Commission on April 30, 2025)

10.20+	Form of Director Agreement between the Company and each independent director of the Company (incorporated by reference to Exhibit 10.1 on Company’s Form 6-K filed with the Securities and Exchange Commission on July 22, 2025)

10.21+	Form of Indemnification Agreement between the Company and each independent director of the Company (incorporated by reference to Exhibit 10.2 on Company’s Form 6-K filed with the Securities and Exchange Commission on July 22, 2025)

10.22+	Form of Employment Agreement between the Company and each executive officer of the Company (incorporated by reference to Exhibit 10.1 on Company’s Form 6-K filed with the Securities and Exchange Commission on September 18, 2025)

10.23+	Form of Indemnification Agreement between the Company and each executive officer of the Company (incorporated by reference to Exhibit 10.2 on Company’s Form 6-K filed with the Securities and Exchange Commission on September 18, 2025)

10.24+	Form of Employment Agreement between the Company and the executive officer of the Company (incorporated by reference to Exhibit 10.1 on Company’s Form 6-K filed with the Securities and Exchange Commission on November 3, 2025)

10.25	Form of Placement Agency Agreement between the Company and Joseph Stone Capital LLC (incorporated by reference to Exhibit 10.1 on Company’s Form 6-K, filed with the Securities and Exchange Commission on November 13, 2025)

10.26	Form of Securities Purchase Agreement between the Company and certain purchasers (incorporated by reference to Exhibit 10.2 on Company’s Form 6-K, filed with the Securities and Exchange Commission on November 13, 2025)

10.27	Form of Registration Rights Agreement between the Company and certain purchasers (incorporated by reference to Exhibit 10.3 on Company’s Form 6-K, filed with the Securities and Exchange Commission on November 13, 2025)

10.28	Form of Escrow Agreement among the Company, Joseph Stone Capital LLC, and Sichenzia Ross Ference Carmel LLP, as escrow agent (incorporated by reference to Exhibit 10.4 on Company’s Form 6-K, filed with the Securities and Exchange Commission on November 13, 2025)

15.1*	Letter In Lieu Of Consent For Review Report of WWC, P.C, Independent Registered Public Accounting Firm

21.1	List of Subsidiaries of the Company (incorporated by reference to Exhibit 8.1 of the annual report of foreign private issuer on Form 20-F filed with the Securities and Exchange Commission on April 30, 2025)

23.1*	Consent of WWC, P.C

23.2*	Consent of Harney Westwood & Riegels (included in Exhibit 5.1)

23.3*	Consent of Stevenson, Wong & Co.

24.1*	Powers of Attorney (included on the signature page to this registration statement)

99.1	Form of Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 9.5 of Company’s Form 6-K filed with the Securities and Exchange Commission on July 25, 2025)

107*	Filing Fee Table

101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	To be filed with amendments.

+	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(a)	The undersigned registrant hereby undertakes that:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offerings.

(4)	to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act (15 U.S.C. 77j(a)(3)) need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	if the issuer is relying on Rule 430B:

(A)	each prospectus filed by the undersigned issuer pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offerings described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	if the issuer is relying on Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offerings required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offerings prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)	the portion of any other free writing prospectus relating to the offerings containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	any other communication that is an offer in the offerings made by the undersigned Registrant to the purchaser.

(b)	The undersigned Registrant hereby undertakes that:

(1)	for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Urumqi, People’s Republic of China, on [__], 2025.

PS International Group Ltd.

By:
Yee Kit Chan
Director and Chairman of the Board

Powers of Attorney

Each person whose signature appears below constitutes and appoints each of Yee Kit Chan and Man Kiu Chan as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations, and requirements of the U.S. Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of securities of the registrant, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the U.S. Securities and Exchange Commission with respect to such securities, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

		Director and Chairman of the Board of Directors	[__], 2025
Name:	Yee Kit Chan

		Chief Financial Officer	[__], 2025
Name:	Man Kiu Chan

		Chief Executive Officer	[__], 2025
Name:	Chunlin Tong

		Independent Director	[__], 2025
Name:	Kim Fung Keith Ching

		Independent Director	[__], 2025
Name:	Ho Pan Darren Kwok

		Independent Director	[__], 2025
Name:	Sheung Yuk Clara Chiu

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America of PS International Group Ltd., has signed this registration statement or amendment thereto in New York, NY on [__], 2025.

Puglisi & Associates
Authorized U.S. Representative

By:
	Name:	Donald J. Puglisi
	Title:	Managing Director